Form 20-F
period 2004-03-31
BT GROUP PLC
filed 2004-06-02
CIK 756620

As filed with the Securities and Exchange Commission on June 2, 2004.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 20-F

Registration statement pursuant to Section 12(b) or 12(g) of the Securities Exchange Act of 1934

or

Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended March 31, 2004

or

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

8,634,629,038 Ordinary Shares, of 5p each

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days:

Yes	No

Indicate by check mark which financial statement item the registrant has elected to follow:

Item 17	Item 18

All references in this Form 20-F to “us”, “we” or “the Company”, are to BT Group plc. For an Index to the Exhibits to this annual report see page 8. The Company’s Annual Report and Form 20-F for the financial year ended March 31, 2004 (the “Annual Report 2004”) contained in the Company's Report on Form 6-K dated June 2, 2004, is incorporated herein by reference and filed as Exhibit 14.1 to this annual report.

PART I

ITEM 1.   IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable

ITEM 2.   OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable

ITEM 3.   KEY INFORMATION

3.A	Selected Financial Data

The information set forth under the headings “Five year financial summary” on pages 24 and 25 and “Additional information for shareholders ─ Exchange rates” on page 146 of the Annual Report 2004 contained in the Company's Report on Form 6-K dated June 2, 2004 is incorporated herein by reference.

3.B	Capitalization and Indebtedness

Not applicable

3.C	Reasons for the Offer and Use of Proceeds

Not applicable

3.D	Risk Factors

The information set forth under the heading “Risk factors” on pages 138 and 139 of the Annual Report 2004 contained in the Company's Report on Form 6-K dated June 2, 2004 is incorporated herein by reference.

ITEM 4.   INFORMATION ON THE COMPANY

4.A	History and Development of the Company

The information set forth under the headings:

•	“Business review ─ Introduction” on pages 7 and 8;

•	“Business review – Background” on pages 7 and 8;

•	“Business review ─ “2002 Restructuring” on page 8;

•	“Business review – Demerger of mmO2” on page 8;

•	“Business review – Concert” on page 8;

•	“Business review – Acquisitions and disposals prior to the 2004 financial year” on page 8;

•	“Business review – Acquisitions and disposals in the 2004 financial year on page 8; and

•	“Financial review ─ Capital expenditure” on page 43

of the Annual Report 2004 contained in the Company's Report on Form 6-K dated June 2, 2004 is incorporated herein by reference.

4.B	Business Overview

The information set forth under the headings:

•	“Business review” on pages 6 to 23;
•	“Financial review – Geographical information” on page 44;
•	“Our commitment to society” on pages 47 and 48;
•	“Financial Statistics” on page 136;
•	“Operational statistics” on page 137;
•	“Notes to the financial statements ─ People employed” on page 113; and
•	“Additional information for shareholders ─ Cautionary statement regarding forward-looking statements” on page 141 of the Annual Report 2004 contained in the Company's Report on Form 6-K dated June 2, 2004 is incorporated herein by reference.

4.C	Organizational Structure

The information set forth under the headings: “Business review ─ Introduction” on pages 7 and 8 and “Subsidiary undertakings, joint ventures and associates” on page 134 of the Annual Report 2004 contained in the Company's Report on Form 6-K dated June 2, 2004 is incorporated herein by reference.

4.D	Property, Plant and Equipment

The information set forth under the heading“Financial review – Profit on sale of property fixed assets” on pages 38 and 39 of the Annual Report 2004 contained in the Company's Report on Form 6-K dated June 2, 2004 is incorporated herein by reference.

ITEM 5.   OPERATING AND FINANCIAL REVIEW AND PROSPECTS

5.A	Operating Results

The information set forth under the heading “Financial Review” on pages 26 to 46 and “Additional information for shareholders – Cautionary statement regarding forward-looking statements” on page 141 of the Annual Report 2004 contained in the Company's Report on Form 6-K dated June 2, 2004 is incorporated herein by reference.

5.B	Liquidity and Capital Resources

The information set forth under the headings:

•	“Financial review” on pages 26 to 46;
•	“Additional information for shareholders ─ Cautionary statement regarding forward-looking statements” on page 141;
•	“Notes to the financial statements ─ Loans and other borrowings” on page 103;

•	“Notes to the financial statements ─ Financial commitments, contingent liabilities and subsequent events” on page 107; and

•	“Notes to the financial statements ─ Financial instruments and risk management” on pages 117 to 121 of the Annual Report 2004 contained in the Company's Report on Form 6-K dated June 2, 2004 is incorporated herein by reference.

5.C	Research and Development, Patents and Licenses

The information set forth under the headings “Business review ─ Research and development and IT support” on pages 17 and “Financial statistics” on page 136 of the Annual Report 2004 contained in the Company's Report on Form 6-K dated June 2, 2004 is incorporated herein by reference.

5.D	Trend Information

The information set forth under the headings “Financial review” on pages 26 to 46 and “Additional information for shareholders ─ Cautionary statement regarding forward-looking statements” on page 141 of the Annual Report 2004 contained in the Company's Report on Form 6-K dated June 2, 2004 is incorporated herein by reference.

5.E	Off Balance sheet arrangements

The information set forth under the heading “Financial Review ─ Off balance sheet arrangements” on page 42 of the Annual Report 2004 contained in the Company’s Report on Form 6-K dated June 2, 2004 is incorporated herein by reference.

5.F	Tabular disclosure of contractual obligations

The information set forth under the heading “Financial Review ─ Capital resources” on page 42 of the Annual Report 2004 contained in the Company's Report on Form 6-K dated June 2, 2004 is incorporated herein by reference.

ITEM 6.   DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A	Directors and Senior Management

The information set forth under the heading “Board of directors and Operating Committee” on pages 49 and 50 of the Annual Report 2004 contained in the Company's Report on Form 6-K dated June 2, 2004 is incorporated herein by reference.

6.B	Compensation

The information set forth under the headings:

•	“Report on directors' remuneration” on pages 58 to 71;

•	“Notes to the financial statements ─ Pension costs” on pages 108 to 112;

•	“Notes to the financial statements ─ Directors emoluments” on page 112 of the Annual Report 2004 contained in the Company's Report on Form 6-K dated June 2, 2004 is incorporated herein by reference.

6.C	Board Practices

The information set forth under the headings:

•	“Board of directors and Operating Committee” on pages 49 and 50;

•	“Report of the directors ─ Directors” on page 51;

•	“Corporate governance” on pages 52 to 57;

•	“Report on directors' remuneration” on pages 58 to 71; and

•	“Statement of directors’ responsibility” on page 72

of the Annual Report 2004 contained in the Company's Report on Form 6-K dated June 2, 2004 is incorporated herein by reference.

6.D	Employees

The information set forth under the headings:

•	“Business review – Motivate our people and live the BT values” on pages 16 and 17;

•	“Notes to the financial statements ─ People employed” on page 113; and

•	“Operational statistics” on page 137

of the Annual Report 2004 contained in the Company's Report on Form 6-K dated June 2, 2004 is incorporated herein by reference.

6.E	Share Ownership

The information set forth under the headings “Report on directors' remuneration” on pages 58 to 71 and “Notes to the financial statements ─ Employee share schemes” on pages 113 to 116 of the Annual Report 2004 contained in the Company's Report on Form 6-K dated June 2, 2004 is incorporated herein by reference.

ITEM 7.   MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A	Major Shareholders

The information set forth under the headings “Report of the directors ─ Substantial shareholdings” on page 51 and “Additional information for shareholders ─ Analysis of shareholdings” on page 143 of the Annual Report 2004 contained in the Company's Report on Form 6-K dated June 2, 2004 is incorporated herein by reference.

7.B	Related Party Transactions

The information set forth under the headings “Report of the directors ─ Interest of management in certain transactions” on page 51, “Report on directors’ remuneration” on pages 58 to 71 and “Notes to the financial statements ─ Related party transactions” on page 106 of the Annual Report 2004 contained in the Company's Report on Form 6-K dated June 2, 2004 is incorporated herein by reference.

7.C	Interests of Experts and Counsel

Not applicable

ITEM 8.   FINANCIAL INFORMATION

8.A	Consolidated Statements and Other Financial Information

See Item 18 below.

In addition, the information set forth under the headings “Business review ─ Legal proceedings” on page 23 and “Additional information for shareholders ─ Dividends” on pages 143 and 144 of the Annual Report 2004 contained in the Company's Report on Form 6-K dated June 2, 2004 is incorporated herein by reference.

8.B	Significant Changes

The information set forth under the headings “Financial review ─ Capital resources” on page 42 and “Notes to the financial statements ─ Financial commitments, contingent liabilities and subsequent events” on page 107 of the Annual Report 2004 contained in the Company's Report on Form 6-K dated June 2, 2004 is incorporated herein by reference.

ITEM 9.   THE OFFER AND LISTING

9.A	Offer and Listing Details

The information set forth under the heading “Additional information for shareholders ─ Share and ADS prices” on page 142 of the Annual Report 2004 contained in the Company's Report on Form 6-K dated June 2, 2004 is incorporated herein by reference.

9.B	Plan of Distribution

Not applicable

9.C	Markets

The information set forth under the heading “Additional information for shareholders ─ Listings” on page 142 of the Annual Report 2004 contained in the Company's Report on Form 6-K dated June 2, 2004 is incorporated herein by reference.

9.D	Selling Shareholders

Not applicable

9.E	Dilution

Not applicable

9.F	Expenses of the Issue

Not applicable

ITEM 10.   ADDITIONAL INFORMATION

10.A	Share Capital

Not applicable

10.B	Memorandum and Articles of Association

The information set forth under the heading “Business review – Background” on pages 7 and 8 and “Additional information for shareholders ─ Memorandum and Articles of Association” on pages 146 to 149 of the Annual Report 2004 contained in the Company's Report on Form 6-K dated June 2, 2004 is incorporated herein by reference.

10.C	Material Contracts

The information set forth under the heading “Additional information for shareholders ─ Material contracts” on page 149 of the Annual Report 2004 contained in the Company's Report on Form 6-K dated June 2, 2004 is incorporated herein by reference.

10.D	Exchange Controls

The information set forth under the heading “Additional information for shareholders ─ Exchange controls and other limitations affecting security holders” on page 152 of the Annual Report 2004 contained in the Company's Report on Form 6-K dated June 2, 2004 is incorporated herein by reference.

10.E	Taxation

The information set forth under the heading “Additional information for shareholders ─ Taxation (US Holders)” on pages 149 to 152 of the Annual Report 2004 contained in the Company's Report on Form 6-K dated June 2, 2004 is incorporated herein by reference.

10.F	Dividends and Paying Agents

Not applicable

10.G	Statement by Experts

Not applicable

10.H	Documents on Display

The information set forth under the heading “Additional information for shareholders ─ Documents on display” on page 152 of the Annual Report 2004 contained in the Company's Report on Form 6-K dated June 2, 2004 is incorporated herein by reference.

10.I	Subsidiary Information

Not applicable

ITEM 11.   QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The information set forth under the headings:

•	“Financial review – Treasury policy” on page 42;

•	“Financial review – Foreign currency and interest rate exposure” on pages 42 and 43; and

•	“Notes to the financial statements – Financial instruments and risk management” on pages 117 to 121 of the Annual Report 2004 contained in the Company's Report on Form 6-K dated June 2, 2004 is incorporated herein by reference.

ITEM 12.   DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable

PART II

ITEM 13.   DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.   MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable

ITEM 15.   CONTROLS AND PROCEDURES

The information set forth under the heading “Corporate governance – Sarbanes-Oxley Act of 2002” on page 57 of the Annual Report 2004 contained in the Company's Report on Form 6-K dated June 2, 2004 is incorporated herein by reference.

ITEM 16.A   AUDIT COMMITTEE FINANCIAL EXPERT

The information set forth under the heading “Corporate governance – Sarbanes-Oxley Act of 2002” on page 57 of the Annual Report 2004 contained in the Company's Report on Form 6-K dated June 2, 2004 is incorporated herein by reference.

ITEM 16.B   CODE OF ETHICS

The information set forth under the heading “Corporate governance – Sarbanes-Oxley Act of 2002” on page 57 of the Annual Report 2004 contained in the Company's Report on Form 6-K dated June 2, 2004 is incorporated herein by reference.

ITEM 16.C   PRINCIPAL ACCOUNTANTS FEES AND SERVICES

The information set forth under the heading and “Corporate governance – Audit committee” on page 54 and “Notes to the financial statements – Auditors” on page 117 of the Annual Report 2004 contained in the Company's Report on Form 6-K dated June 2, 2004 is incorporated herein by reference.

PART III

ITEM 16.   FINANCIAL STATEMENTS

Not applicable

ITEM 17.   FINANCIAL STATEMENTS

The financial information concerning the Company set forth under the following headings on the following pages of the Annual Report 2004 contained in the Company's Report on Form 6-K dated June 2, 2004 is incorporated herein by reference.

Pages in
Heading:	Annual Report and Form 20-F 2004

Report of the independent auditors	73
Accounting policies	75-77
Consolidated financial statements	74-123
United States generally accepted accounting principles	124-133
Quarterly analysis of turnover and profit	135

The Report of the independent auditors contained in the Company's Report on Form 6-K dated June 2, 2004 are incorporated herein by reference and filed as Exhibit 14.1 to this annual report.

ITEM 18.   EXHIBITS

The following exhibits are filed as part of this annual report:

1.1	The Memorandum and Articles of Incorporation incorporated by reference to the Company’s Registration Statement on Form S-8 (File No. 333 – 14214) dated December 18, 2001 in which it was filed as Exhibit 1.1.
4.1	Director’s Service Contract between BT Group plc and Sir Christopher Bland, dated 29 August, 2003.
4.2	The Property Sale & Leaseback arrangements, incorporated into this annual report by reference from the Company’s Annual Report on Form 20-F (File No. 1-8819) for the year ended March 31, 2002 dated May 31, 2002; for a description of these contracts see pages 38 and 39 of the Annual Report 2004, filed as Exhibit 14.1.
4.3	Letter of appointment of Clayton Brendish, dated 4 July 2002, and a further letter dated 24 September 2002, incorporated into this annual report by reference from the Company’s Annual Report on Form 20-F (File No. 1-8819) for the year ended March 31, 2003 dated June 4, 2003.
4.4	Stock transfer form, dated 22 January 2003, in respect of the transfer of 24,836,365 shares in Cegetel Groupe from Cegetel Holdings I BV to Societe d'Investissement pour la Telephonie, incorporated into this annual report by reference from the Company’s Annual Report on Form 20-F (File No. 1-8819) for the year ended March 31, 2003 dated June 4, 2003.
6. 1	For a calculation of earnings (loss) per share, see note 15 to the Company’s consolidated financial statements, contained on pages 94 and 95 of the Annual Report 2004, filed as Exhibit 14.1.
8.1.	For a list of the Company’s principal subsidiary undertakings, see “Subsidiary undertakings, joint ventures and associates” on page 134 of the Annual Report 2004, filed as Exhibit 14.1.
12.1	Certification of Ben Verwaayen, Chief Executive of BT Group plc, pursuant to Sections 13(a) and 15(d) of the Securities Exchange Act of 1934, as amended, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2	Certification of Ian Livingston, Group Finance Director of BT Group plc, pursuant to Sections 13(a) and 15(d) of the Securities Exchange Act of 1934, as amended, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1	Certifications of Ben Verwaayen, Chief Executive of BT Group plc and Ian Livingston, Group Finance Director of BT Group plc, pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
14.1	The Company's responses to the requirements of Form 20-F have been incorporated into this annual report by reference to the Company's Report on Form 6-K dated June 2, 2004 which contains the Company’s Annual Report 2003. Pursuant to Rule 12b-23(a) of the Securities Exchange Act of 1934, the information incorporated into this annual report by reference to such Form 6-K is attached as an exhibit hereto.
14.2	Consent of PricewaterhouseCoopers LLP, independent auditors of BT Group plc.

The following exhibits are attached hereto:

4.1	Director’s Service Contract between BT Group plc and Sir Christopher Bland, dated 29 August, 2003.
12.1	Certification of Ben Verwaayen, Chief Executive of BT Group plc, pursuant to Sections 13(a) and 15(d) of the Securities Exchange Act of 1934, as amended, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2	Certification of Ian Livingston, Group Finance Director of BT Group plc, pursuant to Sections 13(a) and 15(d) of the Securities Exchange Act of 1934, as amended, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1	Certifications of Ben Verwaayen, Chief Executive of BT Group plc and Ian Livingston, Group Finance Director of BT Group plc, pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
14.1	The Company's responses to the requirements of Form 20-F have been incorporated into this annual report by reference to the Company's Report on Form 6-K dated June 2, 2004 which contains the Company’s Annual Report 2004. Pursuant to Rule 12b-23(a) of the Securities Exchange Act of 1934, the information incorporated into this annual report by reference to such Form 6-K is attached as an exhibit hereto.
14.2	Consent of PricewaterhouseCoopers LLP, independent auditors of BT Group plc.

SIGNATURES

     The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

BT GROUP plc

By: /s/ Ian Livingston

Name: Ian Livingston
Title: Group Finance Director

Date: June 2, 2004

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

BT GROUP plc

Exhibits
to
Form 20-F for year ended March 31, 2004

As filed with the Securities and Exchange Commission on June 2, 2004

1.1	The Memorandum and Articles of Incorporation incorporated by reference to the Company’s Registration Statement on Form S-8 (File No. 333 – 14214) dated December 18, 2001 in which it was filed as Exhibit 1.1.
4.1	Director’s Service Contract between BT Group plc and Sir Christopher Bland, dated 29 August, 2003.
4.2	The Property Sale & Leaseback arrangements, incorporated into this annual report by reference from the Company’s Annual Report on Form 20-F (File No. 1-8819) for the year ended March 31, 2002 dated May 31, 2002; for a description of these contracts see pages 38 and 39 of the Annual Report 2004, filed as Exhibit 14.1.
4.3	Letter of appointment of Clayton Brendish, dated 4 July 2002, and a further letter dated 24 September 2002, incorporated into this annual report by reference from the Company’s Annual Report on Form 20-F (File No. 1-8819) for the year ended March 31, 2003 dated June 4, 2003.
4.4	Stock transfer form, dated 22 January 2003, in respect of the transfer of 24,836,365 shares in Cegetel Groupe from Cegetel Holdings I BV to Societe d'Investissement pour la Telephonie, incorporated into this annual report by reference from the Company’s Annual Report on Form 20-F (File No. 1-8819) for the year ended March 31, 2003 dated June 4, 2003.
6. 1	For a calculation of earnings (loss) per share, see note 15 to the Company’s consolidated financial statements, contained on pages 94 and 95 of the Annual Report 2004, filed as Exhibit 14.1.
8.1	For a list of the Company’s principal subsidiary undertakings, see “Subsidiary undertakings, joint ventures and associates” on page 134 of the Annual Report 2004, filed as Exhibit 14.1.
12.1	Certification of Ben Verwaayen, Chief Executive of BT Group plc, pursuant to Sections 13(a) and 15(d) of the Securities Exchange Act of 1934, as amended, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2	Certification of Ian Livingston, Group Finance Director of BT Group plc, pursuant to Sections 13(a) and 15(d) of the Securities Exchange Act of 1934, as amended, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1	Certifications of Ben Verwaayen, Chief Executive of BT Group plc and Ian Livingston, Group Finance Director of BT Group plc, pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
14.1	The Company's responses to the requirements of Form 20-F have been incorporated into this annual report by reference to the Company's Report on Form 6-K dated June 2, 2004 which contains the Company’s Annual Report 2003. Pursuant to Rule 12b-23(a) of the Securities Exchange Act of 1934, the information incorporated into this annual report by reference to such Form 6-K is attached as an exhibit hereto.
14.2	Consent of PricewaterhouseCoopers LLP, independent auditors of BT Group plc.