Form 20-F
period 2005-03-31
BT GROUP PLC
filed 2005-06-01
CIK 756620

As filed with the Securities and Exchange Commission on June 1, 2005.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 20-F

Registration statement pursuant to Section 12(b) or 12(g) of the Securities Exchange Act of 1934

or

Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended March 31, 2005

or

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

     All references in this Form 20-F to “us”, “we” or “the Company”, are to BT Group plc. For an Index to the Exhibits to this annual report see page 9. The Company’s Annual Report and Form 20-F for the financial year ended March 31, 2005 (the “Annual Report 2005”) contained in the Company’s Report on Form 6-K dated June 1, 2005, is incorporated herein by reference and filed as Exhibit 15.1 to this annual report.

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

     Not applicable

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

     Not applicable

ITEM 3.	KEY INFORMATION

3.A Selected Financial Data

     The information set forth under the headings “Five-year financial summary” on pages 23 and 24 and “Additional information for shareholders ─ Exchange rates” on page 132 of the Annual Report 2005 contained in the Company’s Report on Form 6-K dated June 1, 2005 is incorporated herein by reference.

3.B Capitalization and Indebtedness

     Not applicable

3.C Reasons for the Offer and Use of Proceeds

     Not applicable

3.D Risk Factors

     The information set forth under the heading “Risk factors” on page 126 of the Annual Report 2005 contained in the Company’s Report on Form 6-K dated June 1, 2005 is incorporated herein by reference.

ITEM 4.	INFORMATION ON THE COMPANY

4.A History and Development of the Company

     The information set forth under the headings:

•	“Business review ─ Introduction” on page 7;

•	“Business review ─ Group structure ─ Background” on page 8;

•	“Business review ─ Group structure ─ Acquisitions and disposals prior to the 2005 financial year” on page 8;

•	“Business review ─ Group structure ─ Acquisitions and disposals in the 2005 financial year” on page 8;

•	“Business review ─ Group structure ─ Post balance sheet acquisitions” on page 8;

•	“Financial review ─ Capital expenditure” on pages 38 and 39; and

•	“Financial review ─ Acquisitions” on page 39

     of the Annual Report 2005 contained in the Company’s Report on Form 6-K dated June 1, 2005 is incorporated herein by reference.

4.B Business Overview

     The information set forth under the headings:

•	“Business review” on pages 6 to 22;

•	“Financial review ─ Line of business results” on pages 30 to 33;

•	“Financial review ─ Geographical information” on page 40;

•	“Our commitment to society” on pages 44 and 45;

•	“Operational statistics” on page 125; and

•	“Additional information for shareholders ─ Cautionary statement regarding forward-looking statements” on page 128 of the Annual Report 2005 contained in the Company’s Report on Form 6-K dated June 1, 2005 is incorporated herein by reference.

4.C Organizational Structure

     The information set forth under the headings: “Business review ─ Introduction” on page 7 and “Subsidiary undertakings, joint ventures and associates” on page 122 of the Annual Report 2005 contained in the Company’s Report on Form 6-K dated June 1, 2005 is incorporated herein by reference.

4.D Property, Plant and Equipment

     The information set forth under the headings “Business review ─ Property” on page 15 and “Financial statistics” on page 124 of the Annual Report 2005 contained in the Company’s Report on Form 6-K dated June 1, 2005 is incorporated herein by reference.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

5.A Operating Results

     The information set forth under the headings:

•	“Financial review” on pages 25 to 43;

•	“Consolidated financial statements ─ Accounting policies” on pages 72 to 74; and

•	“Additional information for shareholders ─ Cautionary statement regarding forward-looking statements” on page 128 of the Annual Report 2005 contained in the Company’s Report on Form 6-K dated June 1, 2005 is incorporated herein by reference.

5.B Liquidity and Capital Resources

     The information set forth under the headings:

•	“Financial review” on pages 25 to 43;

•	“Consolidated financial statements ─ Notes to the financial statements ─ Loans and other borrowings” on pages 94 and 95;

•	“Consolidated financial statements ─ Notes to the financial statements ─ Financial commitments and contingent liabilities” on pages 96 and 97;

•	“Consolidated financial statements ─ Notes to the financial statements ─ Financial instruments and risk management” on pages 106 to 109; and

•	“Additional information for shareholders ─ Cautionary statement regarding forward-looking statements” on page 128 of the Annual Report 2005 contained in the Company’s Report on Form 6-K dated June 1, 2005 is incorporated herein by reference.

5.C Research and Development, Patents and Licenses

     The information set forth under the headings:

•	“Business review ─ Group strategy ─ Build on our networked IT services capacity” on pages 9 and 10;

•	“Business review ─ Group strategy ─ Research and development and IT support” on pages 14 and 15; and

•	“Financial statistics” on page 124

     of the Annual Report 2005 contained in the Company’s Report on Form 6-K dated June 1, 2005 is incorporated herein by reference.

5.D Trend Information

     The information set forth under the headings “Financial review” on pages 25 to 43 and “Additional information for shareholders ─ Cautionary statement regarding forward-looking statements” on page 128 of the Annual Report 2005 contained in the Company’s Report on Form 6-K dated June 1, 2005 is incorporated herein by reference.

5.E Off-Balance Sheet Arrangements

     The information set forth under the heading “Financial Review ─ Off-balance sheet arrangements” on page 38 of the Annual Report 2005 contained in the Company’s Report on Form 6-K dated June 1, 2005 is incorporated herein by reference

5.F Tabular Disclosure of Contractual Obligations

     The information set forth under the heading “Financial Review ─ Capital resources” on page 38 of the Annual Report 2005 contained in the Company’s Report on Form 6-K dated June 1, 2005 is incorporated herein by reference.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A Directors and Senior Management

     The information set forth under the heading “Board of directors and Operating Committee” on pages 46 and 47 of the Annual Report 2005 contained in the Company’s Report on Form 6-K dated June 1, 2005 is incorporated herein by reference.

6.B Compensation

     The information set forth under the headings:

•	“Report on directors’ remuneration” on pages 56 to 68;

•	“Consolidated financial statements ─ Notes to the financial statements ─ Pension costs” on pages 97 to 101;

•	“Consolidated financial statements ─ Notes to the financial statements ─ Directors’ emoluments” on page 102; and

•	“Consolidated financial statements ─ Notes to the financial statements ─ Employee share plans” on pages 102 to 105 of the Annual Report 2005 contained in the Company’s Report on Form 6-K dated June 1, 2005 is incorporated herein by reference.

6.C Board Practices

     The information set forth under the headings:

•	“Board of directors and Operating Committee” on pages 46 and 47;

•	“Report of the directors ─ Directors” on pages 48 and 49;

•	“Corporate governance” on pages 50 to 55; and

•	“Report on directors’ remuneration” on pages 56 to 68

     of the Annual Report 2005 contained in the Company’s Report on Form 6-K dated June 1, 2005 is incorporated herein by reference.

6.D Employees

     The information set forth under the headings:

•	“Financial review ─ Line of business results” on pages 30 to 33;

•	“Consolidated financial statements ─ Notes to the financial statements ─ People employed” on page 102; and

•	“Operational statistics” on page 125

     of the Annual Report 2005 contained in the Company’s Report on Form 6-K dated June 1, 2005 is incorporated herein by reference.

6.E Share Ownership

     The information set forth under the headings “Report on directors’ remuneration” on pages 56 to 68 and “Consolidated financial statements ─ Notes to the financial statements ─ Employee share plans” on pages 102 to 105 of the Annual Report 2005 contained in the Company’s Report on Form 6-K dated June 1, 2005 is incorporated herein by reference.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A Major Shareholders

     The information set forth under the headings “Report of the directors ─ Substantial shareholdings” on page 48 and “Additional information for shareholders ─ Analysis of shareholdings” on page 130 of the Annual Report 2005 contained in the Company’s Report on Form 6-K dated June 1, 2005 is incorporated herein by reference.

7.B Related Party Transactions

     The information set forth under the headings:

•	“Report of the directors ─ Interest of management in certain transactions” on page 48;

•	“Report on directors’ remuneration” on pages 56 to 68; and

•	“Consolidated financial statements ─ Notes to the financial statements ─ Related party transactions” on page 96 of the Annual Report 2005 contained in the Company’s Report on Form 6-K dated June 1, 2005 is incorporated herein by reference.

7.C Interests of Experts and Counsel

     Not applicable

ITEM 8.	FINANCIAL INFORMATION

8.A Consolidated Statements and Other Financial Information

     See Item 18 below.

     In addition, the information set forth under the headings:

•	“Business review ─ Legal proceedings” on page 22;

•	“Financial review ─ Dividends” on page 36;

•	“Consolidated financial statements ─ Notes to the financial statements ─ Financial commitments and contingent liabilities” on pages 96 and 97;

•	“Additional information for shareholders ─ Dividends” on page 130;

•	“Additional information for shareholders ─ Dividend investment plan” on page 131; and

•	“Additional information for shareholders ─ Memorandum and Articles of Association ─ Articles ─ Dividends” on pages 133 of the Annual Report 2005 contained in the Company’s Report on Form 6-K dated June 1, 2005 is incorporated herein by reference.

8.B Significant Changes

     The information set forth under the heading “Financial review ─ Capital resources” on page 38 of the Annual Report 2005 contained in the Company’s Report on Form 6-K dated June 1, 2005 is incorporated herein by reference.

ITEM 9.	THE OFFER AND LISTING

9.A Offer and Listing Details

     The information set forth under the heading “Additional information for shareholders ─ Share and ADS prices” on page 129 of the Annual Report 2005 contained in the Company’s Report on Form 6-K dated June 1, 2005 is incorporated herein by reference.

9.B Plan of Distribution

     Not applicable

9.C Markets

     The information set forth under the heading “Additional information for shareholders ─ Listings” on page 129 of the Annual Report 2005 contained in the Company’s Report on Form 6-K dated June 1, 2005 is incorporated herein by reference.

9.D Selling Shareholders

     Not applicable

9.E Dilution

     Not applicable

9.F Expenses of the Issue

     Not applicable

ITEM 10.	ADDITIONAL INFORMATION

10.A Share Capital

     Not applicable

10.B Memorandum and Articles of Association

     The information set forth under the heading “Additional information for shareholders ─ Memorandum and Articles of Association” on pages 132 to 135 of the Annual Report 2005 contained in the Company’s Report on Form 6-K dated June 1, 2005 is incorporated herein by reference.

10.C Material Contracts

     The information set forth under the heading “Additional information for shareholders ─ Material contracts” on page 135 of the Annual Report 2005 contained in the Company’s Report on Form 6-K dated June 1, 2005 is incorporated herein by reference.

10.D Exchange Controls

     The information set forth under the heading “Additional information for shareholders ─ Exchange controls and other limitations affecting security holders” on page 138 of the Annual Report 2005 contained in the Company’s Report on Form 6-K dated June 1, 2005 is incorporated herein by reference.

10.E Taxation

     The information set forth under the heading “Additional information for shareholders ─ Taxation (US Holders)” on pages 135 to 138 of the Annual Report 2005 contained in the Company’s Report on Form 6-K dated June 1, 2005 is incorporated herein by reference.

10.F Dividends and Paying Agents

     Not applicable

7

10.G Statement by Experts

     Not applicable

10.H Documents on Display

     The information set forth under the heading “Additional information for shareholders ─ Documents on display” on page 138 of the Annual Report 2005 contained in the Company’s Report on Form 6-K dated June 1, 2005 is incorporated herein by reference.

10.I Subsidiary Information

     Not applicable

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

     The information set forth under the headings:

•	“Financial review ─ Treasury policy” on page 37;

•	“Financial review ─ Foreign currency and interest rate exposure” on page 38;

•	“Consolidated financial statements ─ Notes to the financial statements ─ Accounting policies ─ Financial instruments” on page 74; and

•	“Consolidated financial statements ─ Notes to the financial statements ─ Financial instruments and risk management” on pages 106 to 109 of the Annual Report 2005 contained in the Company’s Report on Form 6-K dated June 1, 2005 is incorporated herein by reference.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

     Not applicable

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

     None.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

     Not applicable

ITEM 15.	CONTROLS AND PROCEDURES

     The information set forth under the heading “Corporate governance ─ US Sarbanes-Oxley Act of 2002” on paged 54 and 55 of the Annual Report 2005 contained in the Company’s Report on Form 6-K dated June 1, 2005 is incorporated herein by reference.

ITEM 16.A	AUDIT COMMITTEE FINANCIAL EXPERT

     The information set forth under the heading “Corporate governance ─ US Sarbanes-Oxley Act of 2002” on pages 54 and 55 of the Annual Report 2005 contained in the Company’s Report on Form 6-K dated June 1, 2005 is incorporated herein by reference.

ITEM 16.B	CODE OF ETHICS

     The information set forth under the heading “Corporate governance ─ US Sarbanes-Oxley Act of 2002” on pages 54 and 55 of the Annual Report 2005 contained in the Company’s Report on Form 6-K dated June 1, 2005 is incorporated herein by reference.

ITEM 16.C	PRINCIPAL ACCOUNTANTS FEES AND SERVICES

     The information set forth under the headings “Corporate governance ─ Audit Committee” on pages 51 and 52 and “Consolidated financial statements ─ Notes to the financial statements ─ Auditors” on page 105 of the Annual Report 2005 contained in the Company’s Report on Form 6-K dated June 1, 2005 is incorporated herein by reference.

ITEM 16.E	PURCHASE OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

     The information set forth under the heading “Additional information for shareholders ─ Share buy back” on page 132 of the Annual Report 2005 contained in the Company’s Report on Form 6-K dated June 1, 2005 is incorporated herein by reference.

PART III

ITEM 17.	FINANCIAL STATEMENTS

     Not applicable

ITEM 18.	FINANCIAL STATEMENTS

     The financial information concerning the Company set forth under the headings:

•	“Report of the independent auditors” on page 70;

•	“Consolidated financial statements” on pages 71 to 111;

•	“United States Generally Accepted Accounting Principles” on pages 112 to 121; and

•	“Quarterly analysis of turnover and profit” on page 123

     of the Annual Report 2005 contained in the Company’s Report on Form 6-K dated June 1, 2005 is incorporated herein by reference.

ITEM 19.	EXHIBITS

     The following exhibits are filed as part of this annual report:

1.1	The Memorandum and Articles of Incorporation incorporated by reference to the Company’s Registration Statement on Form S-8 (File No. 333 ─ 14214) dated December 18, 2001 in which it was filed as Exhibit 1.1.
4.1	Director’s Service Contract between BT Group plc and Hanif Lalani, dated February 2, 2005.
4.2	Letter of extension of appointment of Margaret Jay, dated November 10, 2004.
4.3	Letter of extension of appointment of John Nelson, dated November 10, 2004.
4.4	Letter of extension of appointment of Carl Symon, dated November 10, 2004.
8.1	For a list of the Company’s principal subsidiary undertakings, see “Subsidiary undertakings, joint ventures and associates” on page 122 of the Company’s Annual Report and Form 20-F 2005 filed as Exhibit 15.1 hereto.
12.1	Certification of Ben Verwaayen, Chief Executive of BT Group plc, pursuant to Sections 13(a) and 15(d) of the Securities Exchange Act of 1934, as amended, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2	Certification of Hanif Lalani, Group Finance Director of BT Group plc, pursuant to Sections 13(a) and 15(d) of the Securities Exchange Act of 1934, as amended, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1	Certifications of Ben Verwaayen, Chief Executive of BT Group plc, and Hanif Lalani, Group Finance Director of BT Group plc, pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
15.1	The Company’s responses to the requirements of Form 20-F have been incorporated into this annual report by reference to the Company’s Report on Form 6-K dated June 1, 2005 which contains the Company’s Annual Report and Form 20-F 2005. Pursuant to Rule 12b-23(a) under the Securities Exchange Act of 1934, the information incorporated into this annual report by reference to such Form 6-K is attached as an exhibit hereto.
15.2	Consent of PricewaterhouseCoopers LLP, independent auditors of BT Group plc.

SIGNATURES

     The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

BT GROUP plc

By: /s/ Hanif Lalani

Name:	Hanif Lalani
Title:	Group Finance Director

Date: June 1, 2005

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

BT GROUP plc

Exhibits
to
Form 20-F for year ended March 31, 2005

As filed with the Securities and Exchange Commission on June 1, 2005

1.1	The Memorandum and Articles of Incorporation incorporated by reference to the Company’s Registration Statement on Form S-8 (File No. 333 ─ 14214) dated December 18, 2001 in which it was filed as Exhibit 1.1.
4.1	Director’s Service Contract between BT Group plc and Hanif Lalani, dated February 2, 2005.
4.2	Letter of extension of appointment of Margaret Jay, dated November 10, 2004.
4.3	Letter of extension of appointment of John Nelson, dated November 10, 2004.
4.4	Letter of extension of appointment of Carl Symon, dated November 10, 2004.
8.1	For a list of the Company’s principal subsidiary undertakings, see “Subsidiary undertakings, joint ventures and associates” on page 122 of the Company’s Annual Report and Form 20-F 2005 filed as Exhibit 15.1 hereto.
12.1	Certification of Ben Verwaayen, Chief Executive of BT Group plc, pursuant to Sections 13(a) and 15(d) of the Securities Exchange Act of 1934, as amended, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2	Certification of Hanif Lalani, Group Finance Director of BT Group plc, pursuant to Sections 13(a) and 15(d) of the Securities Exchange Act of 1934, as amended, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1	Certifications of Ben Verwaayen, Chief Executive of BT Group plc, and Hanif Lalani, Group Finance Director of BT Group plc, pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
15.1	The Company’s responses to the requirements of Form 20-F have been incorporated into this annual report by reference to the Company’s Report on Form 6-K dated June 1, 2005 which contains the Company’s Annual Report and Form 20-F 2005. Pursuant to Rule 12b-23(a) under the Securities Exchange Act of 1934, the information incorporated into this annual report by reference to such Form 6-K is attached as an exhibit hereto.
15.2	Consent of PricewaterhouseCoopers LLP, independent auditors of BT Group plc.