Form 20-F
period 2006-03-31
BT GROUP PLC
filed 2006-05-31
CIK 756620

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20 - F

(Mark One)
REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended 31 March 2006
OR
TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report ................................

For the transition period from _______________ to _______________

Commission File Number: 1-8819

BT Group plc
(Exact name of Registrant as specified in its charter)
Not Applicable	England and Wales
(Translation of Registrant’s name into English)	(Jurisdiction of incorporation or organization)

BT Centre
81 Newgate Street, London, EC1A 7AJ
England
(address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class:	Name of each exchange on which registered:
American Depositary Shares	New York Stock Exchange
Ordinary shares of 5p each	New York Stock Exchange*

* Not for trading, but only in connection with the registration of American Depositary Shares representing these shares, pursuant to the requirements of the Securities and Exchange Commission.

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the Annual Report:

8,635,377,801 Ordinary Shares, of 5p each

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes	No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes	No

Note - Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligation under those Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes	No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act (Check one):

Large accelerated filer	Accelerated filer	Non- accelerated filer

Indicate by check mark which financial statement item the Registrant has elected to follow:

Item 17	Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes	No

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

Yes	No

Not Applicable

     All references in this Form 20-F to “us”, “we” or “the Company”, are to BT Group plc.

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

     Not applicable

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

     Not applicable

ITEM 3.	KEY INFORMATION

3.A Selected Financial Data

     The information set forth under the headings “Contents” on page 1 (last two paragraphs), “Selected Financial Data” on page 22 and “Additional information for shareholders ─ Exchange rates” on page 137 of the Annual Report and Form 20-F 2006 as sent to shareholders (“Annual Report 2006”) contained in the Company’s Report on Form 6-K dated May 31, 2006 is incorporated herein by reference. The five year financial summary on pages 23 to 24 and discussion of the 2005 financial year on pages 26 to 43 and the financial statements and supporting notes on pages 72 to 122 of the Company’s Annual Report and Form 20-F 2005, dated June 1, 2005 (the “2005 Data”), are incorporated herein by reference.

3.B Capitalization and Indebtedness

     Not applicable

3.C Reasons for the Offer and Use of Proceeds

     Not applicable

3.D Risk Factors

     The information set forth under the heading “Business Review ─ Group risk factors” on page 20 of the Annual Report 2006 contained in the Company’s Report on Form 6-K dated May 31, 2006 is incorporated herein by reference.

ITEM 4.	INFORMATION ON THE COMPANY

4.A History and Development of the Company

     The information set forth under the headings:

•	“Contents” on page 1 (first two paragraphs);

•	“Business review ─ Introduction” on page 7;

•	“Business review ─ Introduction ─ How BT operates” on page 7;

•	“Business review ─ Acquisitions and disposals ─ Acquisitions and disposals prior to the 2006 financial year” on page 13;

•	“Business review ─ Acquisitions and disposals ─ Acquisitions and disposals in the 2006 financial year” on page 13;

•	“Financial review ─ Capital expenditure” on page 38; and

•	“Financial review ─ Acquisitions” on page 38

     of the Annual Report 2006 contained in the Company’s Report on Form 6-K dated May 31, 2006 is incorporated herein by reference.

4.B Business Overview

     The information set forth under the headings:

•	“Business review” on pages 6 to 25;

•	“Financial review ─ Line of business results” on pages 31 to 33;

•	“Our commitment to society” on pages 19 and 20;

•	“Operational statistics” on page 131; and

•	“Additional information for shareholders ─ Cautionary statement regarding forward-looking statements” on page 133 of the Annual Report 2006 contained in the Company’s Report on Form 6-K dated May 31, 2006 is incorporated herein by reference.

4.C Organizational Structure

     The information set forth under the headings: “Business review ─ Introduction” on page 7 and “Subsidiary undertakings and associate” on page 127 of the Annual Report 2006 contained in the Company’s Report on Form 6-K dated May 31, 2006 is incorporated herein by reference.

4.D Property, Plants and Equipment

     The information set forth under the headings “Business review ─ Resources ─ Property” on page 18 and “Financial statistics” on page 130 of the Annual Report 2006 contained in the Company’s Report on Form 6-K dated May 31, 2006 is incorporated herein by reference.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

None.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

5.A Operating Results

     The information set forth under the headings:

•	“Financial review” on pages 26 to 39;

•	“Consolidated financial statements ─ Accounting policies” on pages 65 (except the last paragraph of (I) Basis of Preparation of the Financial Statements on page 65) to 72; and

•	“Additional information for shareholders ─ Cautionary statement regarding forward-looking statements” on page 133 of the Annual Report 2006 contained in the Company’s Report on Form 6-K dated May 31, 2006 and the 2005 Data are incorporated herein by reference.

5.B Liquidity and Capital Resources

     The information set forth under the headings:

•	“Financial review” on pages 26 to 39;

•	“Consolidated financial statements ─ Notes to the financial statements ─ Loans and other borrowings” on pages 92 and 93;

•	“Consolidated financial statements ─ Notes to the financial statements ─ Financial commitments and contingent liabilities” on page 97;

•	“Consolidated financial statements ─ Notes to the financial statements ─ Financial instruments and risk management” on pages 105 to 110; and

•	“Additional information for shareholders ─ Cautionary statement regarding forward-looking statements” on page 133 of the Annual Report 2006 contained in the Company’s Report on Form 6-K dated May 31, 2006 is incorporated herein by reference.

5.C Research and Development, Patents and Licenses

     The information set forth under the headings:

•	“Business review ─ Pursue profitable growth in new wave markets ─ Build on our networked IT services capacity” on pages 8 and 9;

•	“Business review ─ Pursue profitable growth in new wave markets ─ Research and development and IT support” on page 18; and

•	“Financial statistics” on page 130

     of the Annual Report 2006 contained in the Company’s Report on Form 6-K dated May 31, 2006 is incorporated herein by reference.

5.D Trend Information

     The information set forth under the headings “Financial review” on pages 26 to 39 and “Additional information for shareholders ─ Cautionary statement regarding forward-looking statements” on page 133 of the Annual Report 2006 contained in the Company’s Report on Form 6-K dated May 31, 2006 is incorporated herein by reference.

5.E Off-Balance Sheet Arrangements

     The information set forth under the heading “Financial Review ─ Off-balance sheet arrangements” on page 37 of the Annual Report 2006 contained in the Company’s Report on Form 6-K dated May 31, 2006 is incorporated herein by reference.

5.F Tabular Disclosure of Contractual Obligations

     The information set forth under the heading “Financial Review ─ Capital resources” on page 37 of the Annual Report 2006 contained in the Company’s Report on Form 6-K dated May 31, 2006 is incorporated herein by reference.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A Directors and Senior Management

     The information set forth under the heading “Board of directors and Operating Committee” on pages 40 and 41 of the Annual Report 2006 contained in the Company’s Report on Form 6-K dated May 31, 2006 is incorporated herein by reference.

6.B Compensation

     The information set forth under the headings:

•	“Report on directors’ remuneration” on pages 50 to 61;

•	“Consolidated financial statements ─ Notes to the financial statements ─ Retirement benefit plans” on pages 98 to 101; and

•	“Consolidated financial statements ─ Notes to the financial statements ─ Share based payment plans” on pages 101 to 104 of the Annual Report 2006 contained in the Company’s Report on Form 6-K dated May 31, 2006 is incorporated herein by reference.

6.C Board Practices

     The information set forth under the headings:

•	“Board of directors and Operating Committee” on pages 40 and 41;

•	“Report of the directors ─ The Board ─ Directors” on page 42;

•	“Report on directors’ remuneration” on pages 50 to 61

     of the Annual Report 2006 contained in the Company’s Report on Form 6-K dated May 31, 2006 is incorporated herein by reference.

6.D Employees

     The information set forth under the headings:

•	“Consolidated financial statements ─ Notes to the financial statements ─ Employees” on page 101; and

•	“Operational statistics” on page 131

     of the Annual Report 2006 contained in the Company’s Report on Form 6-K dated May 31, 2006 is incorporated herein by reference.

6.E Share Ownership

     The information set forth under the headings “Report on directors’ remuneration” on pages 50 to 61 and “Consolidated financial statements ─ Notes to the financial statements ─ Share based payment plans” on page 101 of the Annual Report 2006 contained in the Company’s Report on Form 6-K dated May 31, 2006 is incorporated herein by reference.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A Major Shareholders

     The information set forth under the headings “Report of the directors ─ Substantial shareholdings” on page 44 and “Additional information for shareholders ─ Analysis of shareholdings” on page 135 of the Annual Report 2006 contained in the Company’s Report on Form 6-K dated May 31, 2006 is incorporated herein by reference.

7.B Related Party Transactions

     The information set forth under the headings:

•	“Report of the directors ─ The Board ─ Interest of management in certain transactions” on page 44;

•	“Report on directors’ remuneration” on pages 50 to 61; and

•	“Consolidated financial statements ─ Notes to the financial statements ─ Related party transactions” on page 97 of the Annual Report 2006 contained in the Company’s Report on Form 6-K dated May 31, 2006 is incorporated herein by reference.

7.C Interests of Experts and Counsel

     Not applicable

ITEM 8.	FINANCIAL INFORMATION

8.A Consolidated Statements and Other Financial Information

     See Item 18 below.

     In addition, the information set forth under the headings:

•	“Business review ─ Legal proceedings” on page 17;

•	“Financial review ─ Dividends” on page 35;

•	“Consolidated financial statements ─ Notes to the financial statements ─ Financial commitments and contingent liabilities” on page 97;

•	“Additional information for shareholders ─ Dividends” on page 135;

•	“Additional information for shareholders ─ Dividend investment plan” on page 136; and

•	“Additional information for shareholders ─ Memorandum and Articles of Association ─ Articles ─ Dividends” on page 138 of the Annual Report 2006 contained in the Company’s Report on Form 6-K dated May 31, 2006 is incorporated herein by reference.

8.B Significant Changes

     The information set forth under the heading “Financial review ─ Capital resources” on page 37 of the Annual Report 2006 contained in the Company’s Report on Form 6-K dated May 31, 2006 is incorporated herein by reference.

ITEM 9.	THE OFFER AND LISTING

9.A Offer and Listing Details

     The information set forth under the heading “Additional information for shareholders ─ Share and ADS prices” on page 134 of the Annual Report 2006 contained in the Company’s Report on Form 6-K dated May 31, 2006 is incorporated herein by reference.

9.B Plan of Distribution

     Not applicable

9.C Markets

     The information set forth under the heading “Additional information for shareholders ─ Listings” on page 134 of the Annual Report 2006 contained in the Company’s Report on Form 6-K dated May 31, 2006 is incorporated herein by reference.

9.D Selling Shareholders

     Not applicable

9.E Dilution

     Not applicable

9.F Expenses of the Issue

     Not applicable

ITEM 10.	ADDITIONAL INFORMATION

10.A Share Capital

     Not applicable

10.B Memorandum and Articles of Association

     The information set forth under the heading “Additional information for shareholders ─ Memorandum and Articles of Association” on pages 137 to 140 of the Annual Report 2006 contained in the Company’s Report on Form 6-K dated May 31, 2006 is incorporated herein by reference.

10.C Material Contracts

     The information set forth under the heading “Additional information for shareholders ─ Material contracts” on page 140 of the Annual Report 2006 contained in the Company’s Report on Form 6-K dated May 31, 2006 is incorporated herein by reference.

10.D Exchange Controls

     Not applicable

10.E Taxation

     The information set forth under the heading “Additional information for shareholders ─ Taxation (US Holders)” on pages 140 to 142 of the Annual Report 2006 contained in the Company’s Report on Form 6-K dated May 31, 2006 is incorporated herein by reference.

10.F Dividends and Paying Agents

     Not applicable

10.G Statement by Experts

     Not applicable

10.H Documents on Display

     The information set forth under the heading “Additional information for shareholders ─ Documents on display” on page 142 of the Annual Report 2006 contained in the Company’s Report on Form 6-K dated May 31, 2006 is incorporated herein by reference.

10.I Subsidiary Information

     Not applicable

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

     The information set forth under the headings:

•	“Financial review ─ Treasury policy” on page 36;

•	“Financial review ─ Financial risk management” on page 37;

•	“Consolidated financial statements ─ Notes to the financial statements ─ Accounting policies ─ Financial instruments” on page 68; and

•	“Consolidated financial statements ─ Notes to the financial statements ─ Financial instruments and risk management” on pages 105 to 110 of the Annual Report 2006 contained in the Company’s Report on Form 6-K dated May 31, 2006 is incorporated herein by reference.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

     Not applicable

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

     None.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

     Not applicable

ITEM 15.	CONTROLS AND PROCEDURES

     The information set forth under the heading “Report of the directors ─ US Sarbanes-Oxley Act of 2002” on page 46 of the Annual Report 2006 contained in the Company’s Report on Form 6-K dated May 31, 2006 is incorporated herein by reference.

ITEM 16.A	AUDIT COMMITTEE FINANCIAL EXPERT

     The information set forth under the heading “Report of the directors ─ US Sarbanes-Oxley Act of 2002” on page 46 of the Annual Report 2006 contained in the Company’s Report on Form 6-K dated May 31, 2006 is incorporated herein by reference.

ITEM 16.B	CODE OF ETHICS

     The information set forth under the heading “Report of the directors ─ US Sarbanes-Oxley Act of 2002” on page 46 of the Annual Report 2006 contained in the Company’s Report on Form 6-K dated May 31, 2006 is incorporated herein by reference.

ITEM 16.C	PRINCIPAL ACCOUNTANTS FEES AND SERVICES

     The information set forth under the headings “Report of the Audit Committee” on pages 48 and 49 and “Consolidated financial statements ─ Notes to the financial statements ─ Audit services” on page 104 of the Annual Report 2006 contained in the Company’s Report on Form 6-K dated May 31, 2006 is incorporated herein by reference.

ITEM 16.E	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

     The information set forth under the heading “Additional information for shareholders ─ Share buy back” on page 137 of the Annual Report 2006 contained in the Company’s Report on Form 6-K dated May 31, 2006 is incorporated herein by reference.

PART III

ITEM 17.	FINANCIAL STATEMENTS

     Not applicable

ITEM 18.	FINANCIAL STATEMENTS

     The financial information concerning the Company set forth under the headings:

•	“Report of the independent auditors — United States opinion” on page 63;

•	“Consolidated financial statements” on pages 64 to 122 (except the last paragraph of (I) Basis of preparation of the Financial Statements on page 65);

•	“Consolidated financial statements ─ Notes to the consolidated financial statements ─ United States Generally Accepted Accounting Principles” on pages 114 to 121; and

•	“Quarterly analysis of revenue and profit” on page 128

     of the Annual Report 2006 contained in the Company’s Report on Form 6-K dated May 31, 2006 and the 2005 Data are incorporated herein by reference.

ITEM 19.   EXHIBITS

The following exhibits are filed as part of this annual report:

1.1	Memorandum and Articles of Association, incorporated by reference to Exhibit 4.1 to the Company’s Registration Statement on Form S-8 (File No. 333 — 130371) dated December 16, 2005.
4.1	Director’s Service Contract between BT Group plc and Hanif Lalani, dated February 2, 2005, incorporated by reference to Exhibit 4.1 to the Company's Annual Report on Form 20-F dated June 1, 2005.
4.2	Letter of extension of appointment of Margaret Jay, dated November 10, 2004, incorporated by reference to Exhibit 4.2 to the Company's Annual Report on Form 20-F dated June 1, 2005.
4.3	Letter of extension of appointment of John Nelson, dated November 10, 2004, incorporated by reference to Exhibit 4.3 to the Company's Annual Report on Form 20-F dated June 1, 2005.
4.4	Letter of extension of appointment of Carl Symon, dated November 10, 2004, incorporated by reference to Exhibit 4.4 to the Company's Annual Report on Form 20-F dated June 1, 2005.
4.5	Letter of appointment of Matti Alahuhta as non-executive director, dated 11 January 2006.
4.6	Letter of amendment to service contract of Sir Christopher Bland, dated 3 April 2006.
4.7	Letter of extension of appointment of Clay Brendish, dated 27 June 2005.
4.8	Letter of appointment of Phil Hodkinson as non-executive director, dated 11 January 2006.
4.9	Letter of extension of appointment of Lou Hughes, dated 10 January 2006.
4.10	Letter of amendment to service contract of Hanif Lalani, dated 17 October 2005.
4.11	Letter of (further) amendment to service contract of Hanif Lalani, dated 19 April 2006.
4.12	Letter of amendment to service contract of Dr Paul Reynolds, dated 15 May 2006.
8.1	Significant subsidiaries as of March 31, 2006, see “Subsidiary undertakings and associate” on page 127 of the Company's Annual Report and Form 20-F as sent to shareholders contained in the Company's Report on Form 6-K dated May 31, 2006.
12.1	Section 302 Certification of Chief Executive Officer.
12.2	Section 302 Certification of Group Finance Director.
13.1	Section 906 Certifications.
15.1	Consent of PricewaterhouseCoopers LLP, independent auditors of BT Group plc.

SIGNATURES

     The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

BT GROUP plc

By: /s/ Hanif Lalani

Name:	Hanif Lalani
Title:	Group Finance Director

Date: May 31, 2006