Form 20-F
period 2007-03-31
BT GROUP PLC
filed 2007-05-30
CIK 756620

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20 - F

(Mark One)
REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended 31 March 2007 OR

TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 OR

SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report ..................................

For the transition period from_______________ to _______________

Commission File Number: 1-08819

BT Group plc
(Exact name of Registrant as specified in its charter)
Not Applicable	England and Wales
(Translation of Registrant’s name into English)	(Jurisdiction of incorporation or organization)

BT Centre 81 Newgate Street, London, EC1A 7AJ England (address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Name of each exchange on which
Title of each class:	registered:
American Depositary Shares	New York Stock Exchange
Ordinary shares of 5p each	New York Stock Exchange*

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

8,640,654,852 Ordinary Shares, of 5p each

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

3.A Selected Financial Data

     The information set forth on page 1 (last paragraph), “Selected Financial Data” on page 150 and “Additional information for shareholders — Exchange rates” on page 162 of the Annual Report and Form 20-F 2007 as sent to shareholders (“Annual Report 2007”) contained in the Company’s Report on Form 6-K dated May 30, 2007 is incorporated herein by reference.

3.B Capitalization and Indebtedness

     Not applicable

3.C Reasons for the Offer and Use of Proceeds

     Not applicable

3.D Risk Factors

     The information set forth under the heading “Business Review — Group risk factors” on page 27 of the Annual Report 2007 contained in the Company’s Report on Form 6-K dated May 30, 2007 is incorporated herein by reference.

ITEM 4.	INFORMATION ON THE COMPANY

4.A History and Development of the Company

     The information set forth on page 1 and under the headings:

•	“Business review — Introduction to the Business Review” on page 9;

•	“Business review — Our operational structure” on page 9;

•	“Business review — Acquisitions and disposals — Acquisitions and disposals prior to the 2007 financial year” on page 19;

•	“Business review — Acquisitions and disposals — Acquisitions and disposals in the 2007 financial year” on page 19;

•	“Financial review — Capital expenditure” on page 45; and

•	“Financial review — Acquisitions” on page 46

     of the Annual Report 2007 contained in the Company’s Report on Form 6-K dated May 30, 2007 is incorporated herein by reference.

4.B Business Overview

      The information set forth under the headings:

•	“Business review” on page 9;

•	“Financial review — Line of business results for 2007 and 2006” on page 33;

•	“Financial review — Line of business results for 2006 and 2005” on page 38;

•	“Our commitment to society” on page 24;

•	“Operational statistics” on page 156; and

•	“Additional information for shareholders — Cautionary statement regarding forward-looking statements” on page 158 of the Annual Report 2007 contained in the Company’s Report on Form 6-K dated May 30, 2007 is incorporated herein by reference.

4.C Organizational Structure

     The information set forth under the headings: “Business review — Introduction to the business review” on page 9 and “Subsidiary undertakings and associate” on page 148 of the Annual Report 2007 contained in the Company’s Report on Form 6-K dated May 30, 2007 is incorporated herein by reference.

4.D Property, Plants and Equipment

      The information set forth under the headings “Business review — Resources — Property” on page 24 and “Financial statistics” on page 154 of the Annual Report 2007 contained in the Company’s Report on Form 6-K dated May 30, 2007 is incorporated herein by reference.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

     As far as the Company is aware, there are no unresolved written comments from the SEC staff regarding its periodic reports under the Exchange Act received more than 180 days before March 31, 2007.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

5.A Operating Results

      The information set forth under the headings:

•	“Financial review” on page 30;

•	“Consolidated financial statements — Accounting policies” on page 78 (except the last paragraph of (I) Basis of Preparation of the Financial Statements on page 78); and

•	“Additional information for shareholders — Cautionary statement regarding forward-looking statements” on page 158 of the Annual Report 2007 contained in the Company’s Report on Form 6-K dated May 30, 2007 is incorporated herein by reference.

5.B Liquidity and Capital Resources

      The information set forth under the headings:

•	“Group risk factors” on page 27;

•	“Financial review” on page 30;

•	“Additional information for shareholders — Cautionary statement regarding forward-looking statements” on page 158;

•	“Consolidated financial statements — Notes to the consolidated financial statements — Loans and other borrowings” on page 107;

•	“Consolidated financial statements — Notes to the consolidated financial statements — Financial commitments and contingent liabilities” on page 113; and

•	“Consolidated financial statements — Notes to the consolidated financial statements — Financial instruments and risk management” on page 126 of the Annual Report 2007 contained in the Company’s Report on Form 6-K dated May 30, 2007 is incorporated herein by reference.

5.C Research and Development, Patents and Licenses

      The information set forth under the headings:

•	“Business review — Pursue profitable growth in new wave markets — Develop our global networked IT services capability” on page 9;

•	“Business review — Resources — Research and development” on page 24; and

•	“Financial statistics” on page 154

     of the Annual Report 2007 contained in the Company’s Report on Form 6-K dated May 30, 2007 is incorporated herein by reference.

5.D Trend Information

     The information set forth under the headings “Financial review” on page 30 and “Additional information for shareholders — Cautionary statement regarding forward-looking statements” on page 158 of the Annual Report 2007 contained in the Company’s Report on Form 6-K dated May 30, 2007 is incorporated herein by reference.

5.E Off-Balance Sheet Arrangements

     The information set forth under the heading “Financial Review — Off-balance sheet arrangements” on page 44 of the Annual Report 2007 contained in the Company’s Report on Form 6-K dated May 30, 2007 is incorporated herein by reference.

5.F Tabular Disclosure of Contractual Obligations

     The information set forth under the heading “Financial Review — Capital resources” on page 44 of the Annual Report 2007 contained in the Company’s Report on Form 6-K dated May 30, 2007 is incorporated herein by reference.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A Directors and Senior Management

     The information set forth under the heading “Corporate governance — Board of directors and Operating Committee” on page 49 of the Annual Report 2007 contained in the Company’s Report on Form 6-K dated May 30, 2007 is incorporated herein by reference.

6.B Compensation

     The information set forth under the headings:

•	“Corporate governance — Report on directors’ remuneration” on page 56;

•	“Consolidated financial statements — Notes to the consolidated financial statements — Retirement benefit plans” on page 117; and

•	“Consolidated financial statements — Notes to the consolidated financial statements — Share based payments” on page 121 of the Annual Report 2007 contained in the Company’s Report on Form 6-K dated May 30, 2007 is incorporated herein by reference.

6.C Board Practices

     The information set forth under the headings:

•	“Corporate governance — Board of directors and Operating Committee” on page 49;

•	“Corporate governance — Board composition and role” on page 52; and

•	“Corporate governance — Report on directors’ remuneration” on page 56 of the Annual Report 2007 contained in the Company’s Report on Form 6-K dated May 30, 2007 is incorporated herein by reference.

6.D Employees

     The information set forth under the headings “Consolidated financial statements — Notes to the consolidated financial statements — Employees” on page 121 and “Operational statistics” on page 156 of the Annual Report 2007 contained in the Company’s Report on Form 6-K dated May 30,2007 is incorporated herein by reference.

6.E Share Ownership

     The information set forth under the headings “Corporate governance — Report on directors’ remuneration” on page 56 and “Consolidated financial statements — Notes to the consolidated financial statements — Share based payments” on page 121 of the Annual Report 2007 contained in the Company’s Report on Form 6-K dated May 30, 2007 is incorporated herein by reference.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A Major Shareholders

     The information set forth under the headings “Corporate governance — Report of the directors — Substantial shareholdings” on page 72 and “Additional information for shareholders — Analysis of shareholdings at 31 March 2007” on page 160 of the Annual Report 2007 contained in the Company’s Report on Form 6-K dated May 30, 2007 is incorporated herein by reference.

7.B Related Party Transactions

     The information set forth under the headings:

•	“Corporate governance — Directors’ information — Interest of management in certain transactions” on page 69;

•	“Corporate governance — Report on directors’ remuneration” on page 56; and

•	“Consolidated financial statements — Notes to the consolidated financial statements — Related party transactions” on page 113 of the Annual Report 2007 contained in the Company’s Report on Form 6-K dated May 30, 2007 is incorporated herein by reference.

7.C Interests of Experts and Counsel

     Not applicable

ITEM 8.	FINANCIAL INFORMATION

8.A Consolidated Statements and Other Financial Information

     See Item 18 below.

     In addition, the information set forth under the headings:

•	“Business review — Legal proceedings” on page 22;

•	“Financial review — Dividends” on page 42;

•	“Consolidated financial statements — Notes to the consolidated financial statements — Financial commitments and contingent liabilities” on page 113;

•	“Additional information for shareholders — Dividends” on page 160;

•	“Additional information for shareholders — Dividend investment plan” on page 161; and

•	“Additional information for shareholders — Memorandum and Articles of Association — Articles — Dividends” on page 163 of the Annual Report 2007 contained in the Company’s Report on Form 6-K dated May 30, 2007 is incorporated herein by reference.

8.B Significant Changes

     The information set forth under the heading “Financial review — Capital resources” on page 44 of the Annual Report 2007 contained in the Company’s Report on Form 6-K dated May 30, 2007 is incorporated herein by reference.

ITEM 9.	THE OFFER AND LISTING

9.A Offer and Listing Details

     The information set forth under the heading “Additional information for shareholders — Share and ADS prices” on page 159 of the Annual Report 2007 contained in the Company’s Report on Form 6-K dated May 30, 2007 is incorporated herein by reference.

9.B Plan of Distribution

     Not applicable

9.C Markets

     The information set forth under the heading “Additional information for shareholders — Listings” on page 159 of the Annual Report 2007 contained in the Company’s Report on Form 6-K dated May 30, 2007 is incorporated herein by reference.

9.D Selling Shareholders

     Not applicable

9.E Dilution

     Not applicable

9.F Expenses of the Issue

     Not applicable

ITEM 10.	ADDITIONAL INFORMATION

10.A Share Capital

     Not applicable

10.B Memorandum and Articles of Association

     The information set forth under the heading “Additional information for shareholders — Memorandum and Articles of Association” on page 163 of the Annual Report 2007 contained in the Company’s Report on Form 6-K dated May 30, 2007 is incorporated herein by reference.

10.C Material Contracts

     The information set forth under the heading “Additional information for shareholders — Material contracts” on page 165 of the Annual Report 2007 contained in the Company’s Report on Form 6-K dated May 30, 2007 is incorporated herein by reference.

10.D Exchange Controls

     The information set forth under the heading “Additional information for shareholders — Limitations affecting security holders” on page 167 of the Annual Report 2007 contained in the Company’s Report on Form 6-K dated May 30, 2007 is incorporated herein by reference.

10.E Taxation

     The information set forth under the heading “Additional information for shareholders — Taxation (US Holders)” on page 165 of the Annual Report 2007 contained in the Company’s Report on Form 6-K dated May 30, 2007 is incorporated herein by reference.

10.F Dividends and Paying Agents

     Not applicable

10.G Statement by Experts

     Not applicable

10.H Documents on Display

     The information set forth under the heading “Additional information for shareholders — Documents on display” on page 167 of the Annual Report 2007 contained in the Company’s Report on Form 6-K dated May 30, 2007 is incorporated herein by reference.

10.I Subsidiary Information

     Not applicable

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

     The information set forth under the headings:

•	“Financial review — Treasury policy” on page 44;

•	“Financial review — Financial risk management” on page 45;

•	“Consolidated financial statements — Notes to the consolidated financial statements — Accounting policies — Financial instruments (from 1 April 2005)” on page 81;

•	“Consolidated financial statements — Notes to the consolidated financial statements — Accounting policies — Financial instruments (to 31 March 2005)” on page 83; and

•	“Consolidated financial statements — Notes to the consolidated financial statements — Financial instruments and risk management” on page 126 of the Annual Report 2007 contained in the Company’s Report on Form 6-K dated May 30, 2007 is incorporated herein by reference.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

     Not applicable

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

     None.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

     Not applicable

ITEM 15.	CONTROLS AND PROCEDURES

     The information set forth under the heading “Corporate governance — US Sarbanes-Oxley Act of 2002” on page 71 of the Annual Report 2007 contained in the Company’s Report on Form 6-K dated May 30, 2007 is incorporated herein by reference.

ITEM 16.A	AUDIT COMMITTEE FINANCIAL EXPERT

     The information set forth under the heading “Corporate governance — US Sarbanes-Oxley Act of 2002” on page 71 of the Annual Report 2007 contained in the Company’s Report on Form 6-K dated May 30, 2007 is incorporated herein by reference.

ITEM 16.B	CODE OF ETHICS

     The information set forth under the heading “Corporate governance — US Sarbanes-Oxley Act of 2002” on page 71 of the Annual Report 2007 contained in the Company’s Report on Form 6-K dated May 30, 2007 is incorporated herein by reference.

ITEM 16.C	PRINCIPAL ACCOUNTANTS FEES AND SERVICES

     The information set forth under the headings “Corporate governance — Report of the Audit Committee” on page 54 and “Consolidated financial statements — Notes to the consolidated financial statements — Audit and non audit services” on page 126 of the Annual Report 2007 contained in the Company’s Report on Form 6-K dated May 30, 2007 is incorporated herein by reference.

ITEM 16.E	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

     The information set forth under the heading “Additional information for shareholders — Share buy back” on page 162 of the Annual Report 2007 contained in the Company’s Report on Form 6-K dated May 30, 2007 is incorporated herein by reference.

PART III

ITEM 17.	FINANCIAL STATEMENTS

     Not applicable

ITEM 18.	FINANCIAL STATEMENTS

     The financial information concerning the Company set forth under the headings:

•	“Report of the independent auditors” on page 76;

•	“Consolidated financial statements” on pages 78 to 133 (except the last paragraph of (I) Basis of preparation of the Financial Statements on page 78);

•	“Consolidated financial statements — Notes to the consolidated financial statements — United States Generally Accepted Accounting Principles” on page 134;

•	“Financial statements — Subsidiary undertakings and associate” on page 148; and

•	“Quarterly analysis of revenue and profit” on page 149

     of the Annual Report 2007 contained in the Company’s Report on Form 6-K dated May 30, 2007 is incorporated herein by reference.

ITEM 19.	EXHIBITS

     The following exhibits are filed as part of this annual report:

1.1	Memorandum and Articles of Association, incorporated by reference to Exhibit 4.1 to the Company’s Registration Statement on Form S-8 (File No. 333-130371) dated December 16, 2005.
4.1	Letter of appointment of Matti Alahuhta as a non-executive director, dated 11 January 2006, incorporated by reference to Exhibit 4.5 to the Company’s Annual Report on Form 20-F dated May 31, 2006.
4.2	Letter of amendment to service contract of Sir Christopher Bland, dated 3 April 2006, incorporated by reference to Exhibit 4.6 to the Company’s Annual Report on Form 20-F dated May 31, 2006
4.3	Letter of extension of appointment of Clay Brendish, dated 27 June 2005, incorporated by reference to Exhibit 4.7 to the Company’s Annual Report on Form 20-F dated May 31, 2006
4.4	Letter of appointment of Phil Hodkinson as a non-executive director, dated 11 January 2006, incorporated by reference to Exhibit 4.8 to the Company’s Annual Report on Form 20-F dated May 31, 2006
4.5	Letter of extension of appointment of Lou Hughes, dated 10 January 2006, incorporated by reference to Exhibit 4.9 to the Company’s Annual Report on Form 20-F dated May 31, 2006
4.6	Letter of amendment to service contract of Hanif Lalani, dated 17 October 2005, incorporated by reference to Exhibit 4.10 to the Company’s Annual Report on Form 20-F dated May 31, 2006
4.7	Letter of (further) amendment to service contract of Hanif Lalani, dated 19 April 2006, incorporated by reference to Exhibit 4.11 to the Company’s Annual Report on Form 20-F dated May 31, 2006
4.8	Letter of amendment to service contract of Dr Paul Reynolds dated 15 May 2006, incorporated by reference to Exhibit 4.12 to the Company’s Annual Report on Form 20-F dated May 31, 2006
4.9	Service contract appointing Francois Barrault as an executive director, dated 23 April 2007, together with management agreement (with schedule) between Francois Barrault and Alcoria Benelux NV, dated 26 April 2004, and letter of amendment to the management agreement, dated 23 April 2007
4.10	Letter of extension of appointment of Maarten van den Bergh, dated 6 July 2006
4.11	Letter of amendment to service contract of Sir Christopher Bland, dated 19 February 2007
4.12	Letter of amendment to service contract of Andy Green, dated 12 November 2006
4.13	Letter of amendment to service contract of Hanif Lalani, dated 18 October 2006
4.14	Letter of appointment of Deborah Lathen as a non-executive director, dated 11 January 2007
4.15	Letter of amendment to service contract of Ian Livingston, dated 27 November 2006
4.16	Service contract appointing Sir Michael Rake as part-time Chairman, dated 19 February 2007
4.17	Letter of amendment to service contract of Paul Reynolds, dated 6 November 2006
4.18	Letter of increase of fees of Carl Symon, dated 25 July 2006
4.19	Letter of amendment to service contract of Ben Verwaayen, dated 26 October 2006
8.1	Significant subsidiaries as of March 31, 2007, see “Subsidiary undertakings and associate” on page 148 of the Company’s Annual Report and Form 20-F as sent to shareholders contained in the Company’s Report on Form 6-K dated May 30, 2007.
12.1	Section 302 certification of Chief Executive Officer.
12.2	Section 302 certification of Group Finance Director.
13.1	Section 906 Certifications.
15.1	Consent of PricewaterhouseCoopers LLP, independent auditors of BT Group plc.

SIGNATURES

     The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

BT GROUP plc

By: /s/ Hanif Lalani

Name: Hanif Lalani
Title: Group Finance Director

Date: May 30, 2007