Form 20-F/A
period 2007-03-31
BT GROUP PLC
filed 2008-03-19
CIK 756620

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 20-F/A
(Amendment No. 1)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended 31 March 2007
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report
For the transition period from                      to
Commission File Number: 1-08819

BT Group plc
(Exact name of Registrant as specified in its charter)

Not Applicable (Translation of Registrant’s name into English)	England and Wales (Jurisdiction of incorporation or organization)

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
8,640,654,852 Ordinary Shares, of 5p each
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☑	No ☐
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes ☐	No ☑
Note — Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligation under those Sections.
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☑	No ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act (Check one):
Large accelerated filer ☑      Accelerated filer ☐      Non-accelerated filer ☐
Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International	Other ☐
Accounting Standards Board ☑
If “Other” has been checked in response to the previous question indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 ☐	Item 18 ☐
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ☐	No ☑
(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)
Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

Yes ☐	No ☐
Not Applicable

EXPLANATORY NOTE
     This Form 20-F/A is being filed by BT Group plc (the “Company”) as Amendment No.1 to its Annual Report on Form 20-F for the fiscal year ended March 31, 2007, filed with the Securities and Exchange Commission (the “Commission”) on May 30, 2007 (the “2007 20-F”), for the sole purpose of:
(i)	furnishing an amended Report of the Independent Registered Public Accounting Firm, as appearing on page 76 of the Annual Report 2007 as furnished by the Company to the Commission on Form 6-K dated May 30, 2007 (the “Annual Report 2007”) under the heading “Report of the Independent Auditors — United States Opinion” and incorporated by reference into the 2007 20-F, the only amendment being the inclusion of an opinion in the Report of the Independent Registered Public Accounting Firm that the financial statements are also “in conformity with International Financial Reporting Standards (IFRSs) as issued by the International Accounting Standards Board,” and

(ii)	amending the first paragraph of “(I) Basis of preparation of the financial statements,” as appearing under the heading “Consolidated Financial Statements Accounting Policies” on page 78 of the Annual Report 2007 and incorporated by reference into the 2007 20-F, to include an unreserved and explicit statement that “the financial statements are also in compliance with IFRSs as issued by the International Accounting Standards Board.”
     References to “IFRS” in the Annual Report 2007 should be construed as references to “IFRS as adopted by the EU and IFRS as issued by the International Accounting Standards Board.”
     Other than as expressly set forth above, this Form 20-F/A does not, and does not purport to, amend, update or restate the information in any part of the 2007 20-F or reflect any events that have occurred after the 2007 20-F was filed on May 30, 2007. The filing of this Form 20-F/A, and the inclusion of newly executed certifications, should not be understood to mean that any other statements contained in the 2007 20-F are true and complete as of any date subsequent to May 30, 2007.

1

ITEM 18. FINANCIAL STATEMENTS
ITEM 19. EXHIBITS
SIGNATURES
EX-12.1: CERTIFICATION
EX-12.2: CERTIFICATION
EX-13.1: CERTIFICATIONS
EX-15.1: REPORT OF THE INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
EX-15.2: CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

ITEM 18. FINANCIAL STATEMENTS
•	The Report of the Independent Registered Public Accounting Firm PricewaterhouseCoopers LLP to the Board of Directors and Shareholders of BT Group plc filed herewith is incorporated by reference into the 2007 20-F in lieu of the Report of the Independent Auditors appearing on page 76 of the Annual Report 2007 under the heading “Report of the Independent Auditors - United States Opinion.”

•	The first paragraph of “(I) Basis of preparation of the financial statements,” as appearing under the heading “Consolidated Financial Statements Accounting Policies” on page 78 of the Annual Report 2007 is hereby amended as follows and incorporated by reference into the 2007 20-F:
“These consolidated financial statements have been prepared in accordance with applicable law and IFRSs as adopted by the EU. The financial statements are also in compliance with IFRSs as issued by the International Accounting Standards Board. The financial statements have been prepared under the historical cost convention, modified for the revaluation of certain financial assets and liabilities at fair value.”
ITEM 19. EXHIBITS
The following exhibits are filed as part of this Form 20-F/A:

12.1	Section 302 Certification of Chief Executive Officer.
12.2	Section 302 Certification of Group Finance Director.
13.1	Section 906 Certifications.
15.1	Report of the Independent Registered Public Accounting Firm.
15.2	Consent of Independent Registered Public Accounting Firm.

2

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Form 20-F/A on its behalf.

BT Group plc

By:	/s/ Hanif Lalani

Name:	Hanif Lalani
Title:	Group Finance Director
Date: March 19, 2008

3