Form 20-F
period 2008-03-28
BT GROUP PLC
filed 2008-05-28
CIK 756620

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20 - F

(Mark One)
REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g)
OF THE SECURITIES EXCHANGE ACT OF 1934
OR

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended 31 March 2008
OR

TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
OR

SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report..................................

For the transition period from_______________ to _______________

Commission File Number: 1-08819

BT Group plc
(Exact name of Registrant as specified in its charter)
Not Applicable	England and Wales
(Translation of Registrant’s name into English)	(Jurisdiction of incorporation or organization)

BT Centre 81 Newgate Street, London, EC1A 7AJ England (address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class:	Name of each exchange on which
American Depositary Shares	registered:
Ordinary shares of 5p each	New York Stock Exchange
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

8,401,227,029 Ordinary Shares, of 5p each

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

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act (Check one):

Large accelerated filer	Accelerated filer	Non- accelerated filer

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

International Financial Reporting Standards
U.S. GAAP	as issued by the International	Other
Accounting Standards Board

If "Other" has been checked in response to the previous question indicate by check mark which financial statement item the registrant has elected to follow:

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

3.A Selected financial data

     The information set forth on page 1 (last paragraph), and under the headings “Selected financial data” on page 146 and “Additional information — Information for shareholders — Exchange rates” on page 158 of the Annual Report and Form 20-F 2008 as sent to shareholders (“Annual Report 2008”) contained in the Company’s Report on Form 6-K dated May 28, 2008 is incorporated herein by reference.

3.B Capitalization and indebtedness

      Not applicable

3.C Reasons for the offer and use of proceeds

       Not applicable

3.D Risk factors

     The information set forth under the heading “Business review — Group risk factors” on page 33 of the Annual Report 2008 contained in the Company’s Report on Form 6-K dated May 28, 2008 is incorporated herein by reference.

ITEM 4.	INFORMATION ON THE COMPANY

4.A History and development of the company

     The information set forth on page 1 and under the headings:

•	“Business review — Transforming BT” on page 13;
•	“Business review — How BT is structured” on page 13;
•	“Business review — Acquisitions and disposals” on page 23;
•	“Financial review — Balance sheet — Capital expenditure” on page 53; and
•	“Financial review — Balance sheet — Acquisitions” on page 53 of the Annual Report 2008 contained in the Company’s Report on Form 6-K dated May 28, 2008 is incorporated herein by reference.

4.B Business overview

      The information set forth under the headings:

•	“Business review” on page 11;
•	“Financial review — Line of business results” on page 40;
•	“Financial statements — Operational statistics” on page 152; and
•	“Additional information — Information for shareholders — Cautionary statement regarding forward-looking statements” on page 154 of the Annual Report 2008 contained in the Company’s Report on Form 6-K dated May 28, 2008 is incorporated herein by reference.

4.C Organizational structure

     The information set forth under the headings: “Business review — Introduction” on page 11 and “Subsidiary undertakings and associate” on page 144 of the Annual Report 2008 contained in the Company’s Report on Form 6-K dated May 28, 2008 is incorporated herein by reference.

4.D Property, plants and equipment

     The information set forth under the headings “Business review — Our resources — Our property portfolio” on page 30 and “Financial statements — Financial statistics” on page 150 of the Annual Report 2008 contained in the Company’s Report on Form 6-K dated May 28, 2008 is incorporated herein by reference.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

     As far as the Company is aware, there are no unresolved written comments from the SEC staff regarding its periodic reports under the Exchange Act received more than 180 days before March 31, 2008.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

5.A Operating results

     The information set forth under the headings:

•	“Financial review” on page 37;

•	“Consolidated financial statements — Accounting policies” on page 88 (except the last paragraph of (i) Basis of preparation of the financial statements on page 88); and

•	“Additional information — Information for shareholders — Cautionary statement regarding forward-looking statements” on page 154 of the Annual Report 2008 contained in the Company’s Report on Form 6-K dated May 28, 2008 is incorporated herein by reference.

5.B Liquidity and capital resources

     The information set forth under the headings:

•	“Financial review” on page 37;

•	“Consolidated financial statements — Notes to the consolidated financial statements — Loans and other borrowings” on page 115;

•	“Consolidated financial statements — Notes to the consolidated financial statements — Financial commitments and contingent liabilities” on page 121;

•	“Consolidated financial statements — Notes to the consolidated financial statements — Financial instruments and risk management” on page 134; and

•	“Additional information — Information for shareholders — Cautionary statement regarding forward-looking statements” on page 154 of the Annual Report 2008 contained in the Company’s Report on Form 6-K dated May 28, 2008 is incorporated herein by reference.

5.C Research and development, patents and licenses

      The information set forth under the headings:

•	“Business review — Our strategy — Driving profitable new wave growth — Global networked IT services” on page 11;

•	“Business review — Our resources — Our global research and development capability” on page 29;

•	“Business review — Our resources — Our IT systems and networks estate” on page 30; and

•	“Financial statements — Financial statistics” on page 150

     of the Annual Report 2008 contained in the Company’s Report on Form 6-K dated May 28, 2008 is incorporated herein by reference.

5.D Trend information

     The information set forth under the headings “Financial review” on page 37 and “Additional information — Information for shareholders — Cautionary statement regarding forward-looking statements” on page 154 of the Annual Report 2008 contained in the Company’s Report on Form 6-K dated May 28, 2008 is incorporated herein by reference.

5.E Off-balance sheet arrangements

     The information set forth under the heading “Financial review — Financial risk and capital management — Off-balance sheet arrangements” on page 53 of the Annual Report 2008 contained in the Company’s Report on Form 6-K dated May 28, 2008 is incorporated herein by reference.

5.F Tabular disclosure of contractual obligations

     The information set forth under the heading “Financial review — Financial risk and capital management — Capital resources” on page 52 of the Annual Report 2008 contained in the Company’s Report on Form 6-K dated May 28, 2008 is incorporated herein by reference.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A Directors and senior management

     The information set forth under the heading “Corporate governance — Board of Directors and Operating Committee” on page 58 of the Annual Report 2008 contained in the Company’s Report on Form 6-K dated May 28, 2008 is incorporated herein by reference.

6.B Compensation

     The information set forth under the headings:

•	“Corporate governance — Report on directors’ remuneration” on page 64;

•	“Consolidated financial statements — Notes to the consolidated financial statements — Retirement benefit plans” on page 125; and

•	“Consolidated financial statements — Notes to the consolidated financial statements — Share based payments” on page 130 of the Annual Report 2008 contained in the Company’s Report on Form 6-K dated May 28, 2008 is incorporated herein by reference.

6.C Board practices

     The information set forth under the headings:

•	“Corporate governance — Board of Directors and Operating Committee” on page 58;

•	“Corporate governance — Board composition and role” on page 60; and

•	“Corporate governance — Report on directors’ remuneration” on page 64 of the Annual Report 2008 contained in the Company’s Report on Form 6-K dated May 28, 2008 is incorporated herein by reference.

6.D Employees

     The information set forth under the headings:

•	“Financial review — Group results” on page 38;

•	“Consolidated financial statements — Notes to the consolidated financial statements — Employees” on page 130; and

•	“Financial Statements — Operational statistics” on page 152 of the Annual Report 2008 contained in the Company’s Report on Form 6-K dated May 28, 2008 is incorporated herein by reference.

6.E Share ownership

     The information set forth under the headings “Corporate governance — Report on directors’ remuneration” on page 64 and “Consolidated financial statements — Notes to the consolidated financial statements — Share based payments” on page 130 of the Annual Report 2008 contained in the Company’s Report on Form 6-K dated May 28, 2008 is incorporated herein by reference.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A Major shareholders

     The information set forth under the headings “Corporate governance — Shareholders and Annual General Meeting —Substantial shareholdings” on page 81 and “Additional information — Information for shareholders — Analysis of shareholdings at 31 March 2008” on page 156 of the Annual Report 2008 contained in the Company’s Report on Form 6-K dated May 28, 2008 is incorporated herein by reference.

7.B Related party transactions

     The information set forth under the headings:

•	“Corporate governance — Directors’ information — Interest of management in certain transactions” on page 78;

•	“Corporate governance — Report on directors’ remuneration” on page 64; and

•	“Consolidated financial statements — Notes to the consolidated financial statements — Related party transactions” on page 121 of the Annual Report 2008 contained in the Company’s Report on Form 6-K dated May 28, 2008 is incorporated herein by reference.

7.C Interests of experts and counsel

      Not applicable

ITEM 8.	FINANCIAL INFORMATION

8.A Consolidated statements and other financial information

      See Item 18 below

      In addition, the information set forth under the headings:

•	“Business review — Legal proceedings” on page 27;

•	“Financial review — Other group items — Dividends” on page 47;

•	“Consolidated financial statements — Notes to the consolidated financial statements — Financial commitments and contingent liabilities” on page 121;

•	“Additional information — Information for shareholders — Dividends” on page 156;

•	“Additional information — Information for shareholders — Dividend investment plan” on page 157; and

•	“Additional information — Information for shareholders — Memorandum and Articles of Association — Articles — Dividends” on page 159 of the Annual Report 2008 contained in the Company’s Report on Form 6-K dated May 28, 2008 is incorporated herein by reference.

8.B Significant changes

     The information set forth under the heading “Financial review — Financial risk and capital management — Capital resources” on page 52 of the Annual Report 2008 contained in the Company’s Report on Form 6-K dated May 28, 2008 is incorporated herein by reference.

ITEM 9.	THE OFFER AND LISTING

9.A Offer and listing details

     The information set forth under the heading “Additional information — Information for shareholders — Stock exchange listings — Share and ADS prices” on page 155 of the Annual Report 2008 contained in the Company’s Report on Form 6-K dated May 28, 2008 is incorporated herein by reference.

9.B Plan of distribution

     Not applicable

9.C Markets

     The information set forth under the heading “Additional information — Information for shareholders — Stock exchange listings” on page 155 of the Annual Report 2008 contained in the Company’s Report on Form 6-K dated May 28, 2008 is incorporated herein by reference.

9.D Selling shareholders

     Not applicable

9.E Dilution

     Not applicable

9.F Expenses of the issue

     Not applicable

ITEM 10.	ADDITIONAL INFORMATION

10.A Share capital

     Not applicable

10.B Memorandum and Articles of Association

     The information set forth under the heading “Additional information — Information for shareholders — Memorandum and Articles of Association” on page 159 of the Annual Report 2008 contained in the Company’s Report on Form 6-K dated May 28, 2008 is incorporated herein by reference.

10.C Material contracts

     The information set forth under the heading “Additional information — Information for shareholders — Material contracts” on page 161 of the Annual Report 2008 contained in the Company’s Report on Form 6-K dated May 28, 2008 is incorporated herein by reference.

10.D Exchange controls

     The information set forth under the heading “Additional information — Information for shareholders — Limitations affecting security holders” on page 163 of the Annual Report 2008 contained in the Company’s Report on Form 6-K dated May 28, 2008 is incorporated herein by reference.

10.E Taxation

     The information set forth under the heading “Additional information — Information for shareholders — Taxation (US Holders)” on page 161 of the Annual Report 2008 contained in the Company’s Report on Form 6-K dated May 28, 2008 is incorporated herein by reference.

10.F Dividends and paying agents

     Not applicable

10.G Statement by experts

     Not applicable

10.H Documents on display

     The information set forth under the heading “Additional information — Information for shareholders — Documents on display” on page 163 of the Annual Report 2008 contained in the Company’s Report on Form 6-K dated May 28, 2008 is incorporated herein by reference.

10.I Subsidiary information

     Not applicable

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

     The information set forth under the headings:

•	“Financial review — Financial risk and capital management” on page 50;

•	“Consolidated financial statements — Accounting policies (except the last paragraph of (i) Basis of preparation of the financial statements on page 88)” on page 88;

•	“Consolidated financial statements — Accounting policies — Financial instruments” on page 91; and

•	“Consolidated financial statements — Notes to the consolidated financial statements — Financial instruments and risk management” on page 134 of the Annual Report 2008 contained in the Company’s Report on Form 6-K dated May 28, 2008 is incorporated herein by reference.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

     Not applicable

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

     Not applicable

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

     Not applicable

ITEM 15.	CONTROLS AND PROCEDURES

     The information set forth under the heading “Corporate governance — Business policies — US Sarbanes-Oxley Act of 2002” on page 81 of the Annual Report 2008 contained in the Company’s Report on Form 6-K dated May 28, 2008 is incorporated herein by reference.

ITEM 16.A	AUDIT COMMITTEE FINANCIAL EXPERT

     The information set forth under the heading “Corporate governance — Business policies — US Sarbanes-Oxley Act of 2002” on page 81 of the Annual Report 2008 contained in the Company’s Report on Form 6-K dated May 28, 2008 is incorporated herein by reference.

ITEM 16.B	CODE OF ETHICS

     The information set forth under the heading “Corporate governance — Business policies — US Sarbanes-Oxley Act of 2002” on page 81 of the Annual Report 2008 contained in the Company’s Report on Form 6-K dated May 28, 2008 is incorporated herein by reference.

ITEM 16.C	PRINCIPAL ACCOUNTANTS FEES AND SERVICES

     The information set forth under the headings “Consolidated financial statements — Notes to the consolidated financial statements — Audit and non audit services” on page 133 and “Corporate governance — Report of the Audit Committee” on page 62 of the Annual Report 2008 contained in the Company’s Report on Form 6-K dated May 28, 2008 is incorporated herein by reference.

ITEM 16.E	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

     The information set forth under the heading “Additional information — Information for shareholders — Share buy back” on page 158 of the Annual Report 2008 contained in the Company’s Report on Form 6-K dated May 28, 2008 is incorporated herein by reference.

PART III

ITEM 17.	FINANCIAL STATEMENTS

     Not applicable

ITEM 18.	FINANCIAL STATEMENTS

     The financial information concerning the Company set forth under the headings:

•	“Report of the independent auditors” on page 86;

•	“Consolidated financial statements” on pages 88 to 138 (except the last paragraph of (i) Basis of preparation of the Financial Statements on page 88); and

•	“Financial statements — Quarterly analysis of revenue and profit” on page 145 of the Annual Report 2008 contained in the Company’s Report on Form 6-K dated May 28, 2008 is incorporated herein by reference.

ITEM 19.	EXHIBITS

     The following exhibits are filed as part of this annual report:

1.1	Memorandum and Articles of Association, incorporated by reference to Exhibit 4.1 to the Company’s Registration
Statement on Form S-8 (File No. 333-130371) dated December 16, 2005.
4.1	Service contract appointing Francois Barrault as an executive director, dated 23 April 2007, together with management agreement (with schedule) between Francois Barrault and Alcoria Benelux NV, dated 26 April 2004, and letter of amendment to the management agreement, dated 23 April 2007, incorporated by reference to Exhibit 4.9 to the Company’s Annual Report on Form 20-F dated May 30, 2007.
4.2	Letter of extension of appointment of Maarten van den Bergh, dated 6 July 2006, incorporated by reference to Exhibit 4.10 to the Company’s Annual Report on Form 20-F dated May 30, 2007
4.3	Letter of amendment to service contract of Sir Christopher Bland, dated 19 February 2007, incorporated by reference to Exhibit 4.11 to the Company’s Annual Report on Form 20-F dated May 30, 2007
4.4	Letter of amendment to service contract of Andy Green, dated 12 November 2006, incorporated by reference to Exhibit 4.12 to the Company’s Annual Report on Form 20-F dated May 30, 2007
4.5	Letter of amendment to service contract of Hanif Lalani, dated 18 October 2006, incorporated by reference to Exhibit 4.13 to the Company’s Annual Report on Form 20-F dated May 30, 2007
4.6	Letter of appointment of Deborah Lathen as a non-executive director, dated 11 January 2007, incorporated by reference to Exhibit 4.14 to the Company’s Annual Report on Form 20-F dated May 30, 2007
4.7	Letter of amendment to service contract of Ian Livingston, dated 27 November 2006, incorporated by reference to Exhibit 4.15 to the Company’s Annual Report on Form 20-F dated May 30, 2007
4.8	Service contract appointing Sir Michael Rake as part-time Chairman, dated 19 February 2007, incorporated by reference to Exhibit 4.16 to the Company’s Annual Report on Form 20-F dated May 30, 2007
4.9	Letter of amendment to service contract of Paul Reynolds, dated 6 November 2006, incorporated by reference to Exhibit 4.17 to the Company’s Annual Report on Form 20-F dated May 30, 2007
4.10	Letter of increase of fees of Carl Symon, dated 25 July 2006, incorporated by reference to Exhibit 4.18 to the Company’s Annual Report on Form 20-F dated May 30, 2007
4.11	Letter of amendment to service contract of Ben Verwaayen, dated 26 October 2006, incorporated by reference to Exhibit 4.19 to the Company’s Annual Report on Form 20-F dated May 30, 2007
4.12	Letter of amendment to management agreement of Francois Barrault, dated 17 September 2007
4.13	Letter of appointment of Eric Daniels as a non-executive director, dated 11 March 2008
4.14	Letter of appointment of Patricia Hewitt as a non-executive director, dated 12 March 2008
4.15	Letter of appointment as an external committee member post retirement of Baroness Margaret Jay, dated 27 November 2007
4.16	Service contract appointing Ian Livingston as Chief Executive, dated 7 April 2008
4.17	Service contract appointing Gavin Patterson as an executive director, dated 7 April 2008
4.18	Letter of extension of appointment of Carl Symon, dated 27 November 2007.
8.1	Significant subsidiaries as of March 31, 2008, see “Subsidiary undertakings and associate” on page 144 of the Company’s Annual Report and Form 20-F as sent to shareholders contained in the Company’s Report on Form 6-K dated May 28, 2008.
12.1	Section 302 certification of Chief Executive Officer.
12.2	Section 302 certification of Group Finance Director.
13.1	Section 906 Certifications.
15.1	Consent of PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm and auditors of BT Group plc

SIGNATURES

     The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

BT GROUP plc

By: /s/ Hanif Lalani

Name: Hanif Lalani
Title: Group Finance Director

Date: May 28, 2008