Form 20-F
period 2009-03-31
BT GROUP PLC
filed 2009-05-27
CIK 756620

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20 - F

 (Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended 31 March 2009
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report................................
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
8,151,227,029 Ordinary Shares, of 5p each
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
Yes ☒     No ☐
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.
Yes ☐     No ☒
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
Yes ☒     No ☐
Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).
Yes ☐     No ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☒	Accelerated filer ☐	Non-accelerated filer ☐
Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other ☐
If “Other” has been checked in response to the previous question indicate by check mark which financial statement item the registrant has elected to follow.
Item 17 ☐ Item 18 ☐
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
Yes ☐     No ☒
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
PART I
ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS
     Not applicable
ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE
     Not applicable
ITEM 3. KEY INFORMATION
3.A Selected financial data
     The information set forth under the heading “Selected financial data” on page 143 and “Information for shareholders — Exchange rates” on page 152 of the Annual Report and Form 20-F 2009 as sent to shareholders and included as Exhibit 15.2 to this Form 20-F (“Annual Report 2009”) is incorporated herein by reference.
3.B Capitalization and indebtedness
     Not applicable
3.C Reasons for the offer and use of proceeds
     Not applicable
3.D Risk factors
     The information set forth under the heading “Other matters — Principal risks and uncertainties” on page 29 of the Annual Report 2009 is incorporated herein by reference.
ITEM 4. INFORMATION ON THE COMPANY
4.A History and development of the company
     The information set forth on page 1 and under the headings:
•	“Business review — Introduction” on page 8;

•	“Business review — How we are structured” on page 10;

•	“Other matters — Acquisitions and disposals” on page 28;

•	“Financial review — Balance sheet — Capital expenditure” on page 42;

•	“Financial review — Balance sheet — Acquisitions” on page 42; and

•	“Information for shareholders —Shareholder communication” on page 159 of the Annual Report 2009 is incorporated herein by reference.
4.B Business overview
     The information set forth under the headings:
•	“Business review” on page 8;

•	“Financial review — Introduction to the Financial review — Line of business results” on page 33;

•	“Operational statistics” on page 146; and

•	“Information for shareholders — Cautionary statement regarding forward-looking statements” on page 148 of the Annual Report 2009 is incorporated herein by reference.
4.C Organizational structure
     The information set forth under the headings “Business review — Introduction” on page 8 and “Subsidiary undertakings and associate” on page 141 of the Annual Report 2009 is incorporated herein by reference.
4.D Property, plants and equipment
     The information set forth under the headings “Other matters — Our property portfolio” on page 29 and “Financial statistics” on page 145 of the Annual Report 2009 is incorporated herein by reference.

ITEM 4A. UNRESOLVED STAFF COMMENTS
     As far as the Company is aware, there are no unresolved written comments from the SEC staff regarding its periodic reports under the Exchange Act received more than 180 days before March 31, 2009.
ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS
5.A Operating results
     The information set forth under the headings:
•	“Financial review” on page 32;

•	“Consolidated financial statements — Accounting policies” on page 79 (except the fourth paragraph of (i) Basis of preparation of the financial statements on page 79); and

•	“Information for shareholders — Cautionary statement regarding forward-looking statements” on page 148 of the Annual Report 2009 is incorporated herein by reference.
5.B Liquidity and capital resources
     The information set forth under the headings:
•	“Financial review” on page 32;

•	“Consolidated financial statements — Notes to the consolidated financial statements — Loans and other borrowings” on page 110;

•	“Consolidated financial statements — Notes to the consolidated financial statements — Financial commitments and contingent liabilities” on page 117;

•	“Consolidated financial statements — Notes to the consolidated financial statements — Financial instruments and risk management” on page 130; and

•	“Information for shareholders — Cautionary statement regarding forward-looking statements” on page 148 of the Annual Report 2009 is incorporated herein by reference.
5.C Research and development, patents and licenses
     The information set forth under the headings “Business review — Our resources — Our global research and development capability” on page 22 and “Financial statistics” on page 145 of the Annual Report 2009 is incorporated herein by reference.
5.D Trend information
     The information set forth under the headings “Financial review” on page 32 and “Information for shareholders — Cautionary statement regarding forward-looking statements” on page 148 of the Annual Report 2009 is incorporated herein by reference.
5.E Off-balance sheet arrangements
     The information set forth under the heading “Financial review — Balance sheet — Off-balance sheet arrangements” on page 44 of the Annual Report 2009 is incorporated herein by reference.
5.F Tabular disclosure of contractual obligations
     The information set forth under the heading “Financial review — Balance sheet — Capital resources” on page 43 of the Annual Report 2009 is incorporated herein by reference.
ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
6.A Directors and senior management
     The information set forth under the heading “Board of Directors and Operating Committee” on page 50 of the Annual Report 2009 is incorporated herein by reference.

6.B Compensation
     The information set forth under the headings:
•	“Report on directors’ remuneration” on page 57;

•	“Consolidated financial statements — Notes to the consolidated financial statements — Retirement benefit plans” on page 121; and

•	“Consolidated financial statements — Notes to the consolidated financial statements — Share based payments” on page 126 of the Annual Report 2009 is incorporated herein by reference.
6.C Board practices
     The information set forth under the headings:
•	“Board of Directors and Operating Committee” on page 50;

•	“The Board” on page 52; and

•	“Report on directors’ remuneration” on page 57
     of the Annual Report 2009 is incorporated herein by reference.
6.D Employees
     The information set forth under the headings:
•	“Financial review — Group results” on page 33;

•	“Consolidated financial statements — Notes to the consolidated financial statements — Employees” on page 126; and

•	“Operational statistics” on page 146

of the Annual Report 2009 is incorporated herein by reference.
6.E Share ownership
     The information set forth under the headings “Report on directors’ remuneration” on page 57 and “Consolidated financial statements — Notes to the consolidated financial statements — Share based payments” on page 126 of the Annual Report 2009 is incorporated herein by reference.
ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
7.A Major shareholders
     The information set forth under the headings “Shareholders and Annual General Meeting — Substantial shareholdings” on page 74 and “Information for shareholders — Analysis of shareholdings at 31 March 2009” on page 150 of the Annual Report 2009 is incorporated herein by reference.
7.B Related party transactions
     The information set forth under the headings:

•	“Report on directors’ remuneration” on page 57;

•	“Directors’ information — Interest of management in certain transactions” on page 70; and

•	“Consolidated financial statements — Notes to the consolidated financial statements — Related party transactions” on page 116 of the Annual Report 2009 is incorporated herein by reference.
7.C Interests of experts and counsel
     Not applicable
ITEM 8. FINANCIAL INFORMATION
8.A Consolidated statements and other financial information
     See Item 18 below
     In addition, the information set forth under the headings:
•	“Other matters — Legal proceedings” on page 28;

•	“Financial review — Other group items — Dividends” on page 39;

•	“Consolidated financial statements — Notes to the consolidated financial statements — Financial commitments and contingent liabilities” on page 117;

•	“Information for shareholders — Dividends” on page 150; and

•	“Information for shareholders — Memorandum and Articles of Association — Articles — Dividends” on page 154 of the Annual Report 2009 is incorporated herein by reference.
8.B Significant changes
     The information set forth under the heading “Financial review — Balance sheet — Capital resources” on page 43 of the Annual Report 2009 is incorporated herein by reference.
ITEM 9. THE OFFER AND LISTING
9.A Offer and listing details
     The information set forth under the heading “Information for shareholders — Stock exchange listings — Share and ADS prices” on page 149 of the Annual Report 2009 is incorporated herein by reference.
9.B Plan of distribution
     Not applicable
9.C Markets
     The information set forth under the heading “Information for shareholders — Stock exchange listings” on page 149 of the Annual Report 2009 is incorporated herein by reference.
9.D Selling shareholders
     Not applicable
9.E Dilution
     Not applicable
9.F Expenses of the issue
     Not applicable
ITEM 10. ADDITIONAL INFORMATION
10.A Share capital
     Not applicable
10.B Memorandum and articles of association
     The information set forth under the heading “Information for shareholders — Memorandum and Articles of Association” on page 153 of the Annual Report 2009 is incorporated herein by reference.
10.C Material contracts
     The information set forth under the heading “Information for shareholders — Material contracts” on page 155 of the Annual Report 2009 is incorporated herein by reference.
10.D Exchange controls
     The information set forth under the heading “Information for shareholders — Limitations affecting security holders” on page 158 of the Annual Report 2009 is incorporated herein by reference.
10.E Taxation
     The information set forth under the heading “Information for shareholders — Taxation (US Holders)” on page 156 of the Annual Report 2009 is incorporated herein by reference.
10.F Dividends and paying agents
     Not applicable

10.G Statement by experts
     Not applicable
10.H Documents on display
     The information set forth under the heading “Information for shareholders — Documents on display” on page 158 of the Annual Report 2009 is incorporated herein by reference.
10.I Subsidiary information
     Not applicable
ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
     The information set forth under the headings:
•	“Financial review — Financial risk management” on page 45;

•	“Consolidated financial statements — Accounting policies” on page 79 (except the fourth paragraph of (i) Basis of preparation of the financial statements on page 79);

•	“Consolidated financial statements — Accounting policies — Financial instruments” on page 83; and

•	“Consolidated financial statements — Notes to the consolidated financial statements — Financial instruments and risk management” on page 130 of the Annual Report 2009 is incorporated herein by reference.
ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
     Not applicable
PART II
ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
     Not applicable
ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
     Not applicable
ITEM 15. CONTROLS AND PROCEDURES
     The information set forth under the heading “Business policies — US Sarbanes-Oxley Act of 2002” on page 73 of the Annual Report 2009 is incorporated herein by reference.
ITEM 16.A AUDIT COMMITTEE FINANCIAL EXPERT
     The information set forth under the heading “Business policies — US Sarbanes-Oxley Act of 2002” on page 73 of the Annual Report 2009 is incorporated herein by reference.
ITEM 16.B CODE OF ETHICS
     The information set forth under the heading “Business policies — US Sarbanes-Oxley Act of 2002” on page 73 of the Annual Report 2009 is incorporated herein by reference.
ITEM 16.C PRINCIPAL ACCOUNTANT FEES AND SERVICES
     The information set forth under the headings “Report of the Audit Committee” on page 54 and “Consolidated financial statements — Notes to the consolidated financial statements — Audit and non-audit services” on page 129 of the Annual Report 2009 is incorporated herein by reference.
ITEM 16.E PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS
     The information set forth under the heading “Information for shareholders — Share buy back” on page 153 of the Annual Report 2009 is incorporated herein by reference.
ITEM 16.F CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT
     Not applicable
ITEM 16.G CORPORATE GOVERNANCE
     The information set forth under the heading “The Board — New York Stock Exchange” on page 53 of the Annual Report 2009 is incorporated herein by reference.

PART III
ITEM 17. FINANCIAL STATEMENTS
     Not applicable
ITEM 18. FINANCIAL STATEMENTS
     The financial information concerning the Company set forth under the headings:
•	“Report of the independent auditors — Consolidated financial statements — United States opinion” on page 78;

•	“Consolidated financial statements” on pages 79 to 135 (except the fourth paragraph of (i) Basis of preparation of the financial statements on page 79); and

•	“Quarterly analysis of revenue and profit” on page 142
     of the Annual Report 2009 is incorporated herein by reference.

ITEM 19. EXHIBITS
The following exhibits are filed as part of this annual report:

1.1	Memorandum and Articles of Association, incorporated by reference to Exhibit 4.1 to the Company’s Registration Statement on Form S-8 (File No. 333-130371) dated December 16, 2005

4.1	Letter of amendment to management agreement of Francois Barrault, dated 17 September 2007, incorporated by reference to Exhibit 4.12 to the Company’s Annual Report on Form 20-F dated May 28, 2008

4.2	Letter of appointment of Eric Daniels as a non-executive director, dated 11 March 2008, incorporated by reference to Exhibit 4.13 to the Company’s Annual Report on Form 20-F dated May 28, 2008

4.3	Letter of appointment of Patricia Hewitt as a non-executive director, dated 12 March 2008, incorporated by reference to Exhibit 4.14 to the Company’s Annual Report on Form 20-F dated May 28, 2008

4.4	Letter of appointment as an external committee member post retirement of Baroness Margaret Jay, dated 27 November 2007, incorporated by reference to Exhibit 4.15 to the Company’s Annual Report on Form 20-F dated May 28, 2008

4.5	Service contract appointing Ian Livingston as Chief Executive, dated 7 April 2008, incorporated by reference to Exhibit 4.16 to the Company’s Annual Report on Form 20-F dated May 28, 2008

4.6	Service contract appointing Gavin Patterson as an executive director, dated 7 April 2008, incorporated by reference to Exhibit 4.17 to the Company’s Annual Report on Form 20-F dated May 28, 2008

4.7	Letter of extension of appointment of Carl Symon, dated 27 November 2007, incorporated by reference to Exhibit 4.18 to the Company’s Annual Report on Form 20-F dated May 28, 2008

4.8	Letter of extension of appointment of Clay Brendish, dated 1 August 2008

4.9	Service contract appointing Anthony Chanmugam as Group Finance Director, dated 1 December 2008

4.10	Letter of extension of appointment of Matti Alahuhta, dated 19 January 2009

4.11	Letter of extension of appointment of Phil Hodkinson, dated 14 January 2009

8.1	Significant subsidiaries as of March 31, 2009, see “Subsidiary undertakings and associate” on page 141 of the Company’s Annual Report and Form 20-F included as Exhibit 15.2

12.1	Section 302 certification of Chief Executive Officer

12.2	Section 302 certification of Group Finance Director

13.1	Section 906 certification

15.1	Consent of PricewaterhouseCoopers LLP, independent auditors of BT Group plc

15.2*	Annual Report and Form 20-F 2009.
*    Certain of the information included within Exhibit 15.2, which is provided pursuant to Rule 12b-23(a)(3) of the Securities Exchange Act of 1934, as amended, is incorporated by reference in this Form 20-F, as specified elsewhere in this Form 20-F. With the exception of the items and pages so specified, the Annual report and Form 20-F is not deemed to be filed as part of this Form 20-F.

SIGNATURES
          The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

BT Group plc
/s/ Tony Chanmugam
Name:	Tony Chanmugam
Title:	Group Finance Director

Date: May 27, 2009