Form 20-F
period 2010-03-31
BT GROUP PLC
filed 2010-05-26
CIK 756620

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20 - F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended 31 March 2010
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report
For the transition period from ____________ to
Commission File Number: 1-08819

BT Group plc
(Exact name of Registrant as specified in its charter)

Not Applicable	England and Wales
(Translation of Registrant’s name into	(Jurisdiction of incorporation or
English)	organization)

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

Not Applicable	Yes ☐ No ☐

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
Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

International Financial Reporting
Standards
as issued by the International
U.S. GAAP ☐	Accounting Standards Board ☑	Other ☐
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
Yes ☐     No ☐
Not Applicable

All references in this Form 20-F to “us”, “we” or “the Company”, are to BT Group plc.
PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS
Not applicable

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE
Not applicable

ITEM 3.	KEY INFORMATION
3.A Selected financial data
The information set forth under the headings:
•	“Financial summary” on page 2;

•	“Selected financial data” on page 151; and

•	“Information for shareholders — Exchange rates” on page 160
of the Annual Report & Form 20-F 2010 as sent to shareholders and included as Exhibit 15.2 to this Form 20-F (“Annual Report 2010”) is incorporated herein by reference.
3.B Capitalization and indebtedness
Not applicable
3.C Reasons for the offer and use of proceeds
Not applicable
3.D Risk factors
The information set forth under the heading “Our risks” on page 36 of the Annual Report 2010 is incorporated herein by reference.

ITEM 4.	INFORMATION ON THE COMPANY
4.A History and development of the company
The information set forth under the headings:
•	“Our business and strategy — Who we are” on page 11;

•	“Our business and strategy — What we do” on page 11;

•	“Our markets and customers — How we are structured” on page 16;

•	“Information for shareholders — Background” on page 157;

•	“Other information — Acquisitions and disposals” on page 40;

•	“Financial review — Liquidity — Capital expenditure” on page 51; and

•	“Financial review — Liquidity — Acquisitions and disposals” on page 52 of the Annual Report 2010 is incorporated herein by reference.
4.B Business overview
The information set forth under the headings:
•	“Our business and strategy” on page 11;

•	“Our markets and customers” on page 15;

•	“Our resources” on page 18;

•	“Our lines of business” on page 22;

•	“Our corporate responsibility” on page 34;

•	“Consolidated financial statements — Notes to the consolidated financial statements — Segment information” on page 101;

•	“Operational statistics” on page 154; and

•	“Information for shareholders — Cautionary statement regarding forward-looking statements” on page 156 of the Annual Report 2010 is incorporated herein by reference.
4.C Organizational structure
The information set forth under the headings:
•	“Our business and strategy — How we are structured” on page 16; and

•	“Subsidiary undertakings and associate” on page 149
of the Annual Report 2010 is incorporated herein by reference.
4.D Property, plants and equipment
The information set forth under the headings:
•	“Our resources — Property portfolio” on page 21;

•	“Consolidated financial statements — Notes to the consolidated financial statements — Property, plant and equipment” on page 114; and

•	“Financial statistics” on page 153
of the Annual Report 2010 is incorporated herein by reference.

ITEM 4A.	UNRESOLVED STAFF COMMENTS
          As far as the Company is aware, there are no unresolved written comments from the SEC staff regarding its periodic reports under the Exchange Act received more than 180 days before March 31, 2010.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

5.A Operating results
The information set forth under the headings:
•	“Our business and strategy” on page 11;

•	“Our lines of business” on page 22;

•	“Financial review” on page 41; and

•	“Information for shareholders — Cautionary statement regarding forward-looking statements” on page 156 of the Annual Report 2010 is incorporated herein by reference.
5.B Liquidity and capital resources
The information set forth under the headings:
•	“Financial review” on page 41;

•	“Information for shareholders — Cautionary statement regarding forward-looking statements” on page 156;

•	“Consolidated financial statements — Notes to the consolidated financial statements — Loans and other borrowings” on page 119;

•	“Consolidated financial statements — Notes to the consolidated financial statements — Financial commitments and contingent liabilities” on page 125; and

•	“Consolidated financial statements — Notes to the consolidated financial statements — Financial instruments and risk management” on page 137 of the Annual Report 2010 is incorporated herein by reference.
5.C Research and development, patents and licenses
The information set forth under the headings:
•	“Our resources — Global research capability” on page 20; and

•	“Financial statistics” on page 153
of the Annual Report 2010 is incorporated herein by reference.
5.D Trend information
The information set forth under the headings:
•	“Financial review” on page 41;

•	“Quarterly analysis of revenue and profit” on page 150;

•	“Selected financial data” on page 151; and

•	“Information for shareholders — Cautionary statement regarding forward-looking statements” on page 156 of the Annual Report 2010 is incorporated herein by reference.
5.E Off-balance sheet arrangements
          The information set forth under the heading “Financial review — Funding and capital management — Off-balance sheet arrangements” on page 54 of the Annual Report 2010 is incorporated herein by reference.
5.F Tabular disclosure of contractual obligations
          The information set forth under the heading “Financial review — Funding and capital management — Contractual obligations and commitments” on page 54 of the Annual Report 2010 is incorporated herein by reference.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
6.A Directors and senior management
          The information set forth under the heading “Board of Directors and Operating Committee” on page 58 of the Annual Report 2010 is incorporated herein by reference.
6.B Compensation
The information set forth under the headings:
•	“Report on directors’ remuneration” on page 66;

•	“Consolidated financial statements — Notes to the consolidated financial statements — Retirement benefit plans” on page 127; and

•	“Consolidated financial statements — Notes to the consolidated financial statements — Share-based payments” on page 132 of the Annual Report 2010 is incorporated herein by reference.
6.C Board practices
The information set forth under the headings:
•	“Board of Directors and Operating Committee” on page 58;

•	“The Board” on page 60; and

•	“Report on directors’ remuneration” on page 66
of the Annual Report 2010 is incorporated herein by reference.
6.D Employees
The information set forth under the headings:
•	“Our resources” on page 18;

•	“Financial review — Financial results” on page 43;

•	“Consolidated financial statements — Notes to the consolidated financial statements — Employees” on page 105; and

•	“Operational statistics” on page 154

of the Annual Report 2010 is incorporated herein by reference.
6.E Share ownership
The information set forth under the headings:
•	“Report on directors’ remuneration” on page 66; and

•	“Consolidated financial statements — Notes to the consolidated financial statements — Share-based payments” on page 132 of the Annual Report 2010 is incorporated herein by reference.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
7.A Major shareholders
The information set forth under the headings:
•	“Shareholders and Annual General Meeting — Substantial shareholdings” on page 82; and

•	“Information for shareholders — Analysis of shareholdings at 31 March 2010” on page 158 of the Annual Report 2010 is incorporated herein by reference.
7.B Related party transactions
The information set forth under the headings:
•	“Directors’ information — Interest of management in certain transactions” on page 78;

•	“Report on directors’ remuneration” on page 66; and

•	“Consolidated financial statements — Notes to the consolidated financial statements — Related party transactions” on page 124 of the Annual Report 2010 is incorporated herein by reference.
7.C Interests of experts and counsel
Not applicable

ITEM 8.	FINANCIAL INFORMATION
8.A Consolidated statements and other financial information
See Item 18 below
In addition, the information set forth under the headings:
•	“Other information — Legal proceedings” on page 39;

•	“Financial review — Financial results — Dividends” on page 47;

•	“Consolidated financial statements — Notes to the consolidated financial statements — Financial commitments and contingent liabilities” on page 125;

•	“Information for shareholders — Dividends” on page 158; and

•	“Information for shareholders —Articles of Association (“Articles”) — Dividends” on page 161 of the Annual Report 2010 is incorporated herein by reference.
8.B Significant changes
          The information set forth under the heading “Financial review — Funding and capital management — Going concern” on page 54 of the Annual Report 2010 is incorporated herein by reference.

ITEM 9.	THE OFFER AND LISTING
9.A Offer and listing details
          The information set forth under the heading “Information for shareholders — Stock exchange listings — Share and ADS prices” on page 157 of the Annual Report 2010 is incorporated herein by reference.
9.B Plan of distribution
Not applicable
9.C Markets
          The information set forth under the heading “Information for shareholders — Stock exchange listings” on page 157 of the Annual Report 2010 is incorporated herein by reference.
9.D Selling shareholders
Not applicable
9.E Dilution
Not applicable
9.F Expenses of the issue
Not applicable

ITEM 10.	ADDITIONAL INFORMATION
10.A Share capital
Not applicable
10.B Memorandum and articles of association
          The information set forth under the heading “Information for shareholders — Articles of Association (“Articles”)” on page 161 of the Annual Report 2010 is incorporated herein by reference.
10.C Material contracts
          The information set forth under the heading “Information for shareholders — Material contracts” on page 164 of the Annual Report 2010 is incorporated herein by reference.

10.D Exchange controls
          The information set forth under the heading “Information for shareholders — Limitations affecting security holders” on page 166 of the Annual Report 2010 is incorporated herein by reference.
10.E Taxation
          The information set forth under the heading “Information for shareholders — Taxation (US Holders)” on page 164 of the Annual Report 2010 is incorporated herein by reference.
10.F Dividends and paying agents
Not applicable
10.G Statement by experts
Not applicable
10.H Documents on display
          The information set forth under the heading “Information for shareholders — Documents on display” on page 166 of the Annual Report 2010 is incorporated herein by reference.
10.I Subsidiary information
Not applicable

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
The information set forth under the headings:
•	“Consolidated financial statements — Accounting policies — Financial instruments” on page 91; and

•	“Consolidated financial statements — Notes to the consolidated financial statements — Financial instruments and risk management” on page 137 of the Annual Report 2010 is incorporated herein by reference.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
12.D American Depositary Shares
During the 2009/10 financial year, the Company received payments from the Depositary of USD561,047, which included the annual NYSE listing fee, investor relations expenses and other costs relating to the ADR program.
The Depositary also waived fees of USD215,000 for administering the ADR program.
The following table sets out the fees charged to ADR holders:

Category
(as defined by SEC)	Depositary Actions	Associated Fee
(a) Depositing or substituting the underlying shares	Each person to whom ADRs are issued against deposits of Shares, including deposits and issuances in respect of:
•     Share distributions, stock split, rights, merger
•     Exchange of securities or any other transaction or event or other distribution affecting the ADSs or the Deposited Securities
USD 5.00 for each 100 ADSs (or portion thereof) evidenced by the new ADRs delivered

(b) Receiving or distributing dividends	Distribution of dividends	USD 0.02 or less per ADS

(c) Selling or exercising rights	Distribution or sale of securities, the fee being in an amount equal to the fee for the execution and delivery of ADSs which would have been charged as a result of the deposit of such securities	USD 5.00 for each 100 ADSs (or portion thereof)

(d) Withdrawing an underlying security	Acceptance of ADRs surrendered for withdrawal of deposited securities	USD 5.00 for each 100 ADSs (or portion thereof) evidenced by the ADRs surrendered

(e) Transferring, splitting or grouping receipts	Transfers, combining or grouping of depositary receipts	USD 2.50 per ADS

(f) General depositary services, particularly those charged on an annual basis
•     Other services performed by the depositary in administering the ADRs
•     Provide information about the depositary’s right, if any, to collect fees and charges by offsetting them against dividends received and deposited securities
USD 0.02 per ADS (or portion thereof) not more than once each calendar year and payable at the sole discretion of the depositary by billing Holders or by deducting such charge from one or more cash dividends or other cash distributions

(g) Expenses of the depositary	Expenses incurred on behalf of Holders in connection with
•     Compliance with foreign exchange control regulations or any law or regulation relating to foreign investment
•     The depositary’s or its custodian’s compliance with applicable law, rule or regulation
•     Stock transfer or other taxes and other governmental charges
•     Cable, telex, facsimile transmission/delivery
•     Expenses of the depositary in connection with the conversion of foreign currency into U.S. dollars (which are paid out of such foreign currency)
•     Any other charge payable by depositary or its agents
Expenses payable at the sole discretion of the depositary by billing Holders or by deducting charges from one or more cash dividends or other cash distributions.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
Not applicable

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
Not applicable

ITEM 15.	CONTROLS AND PROCEDURES
The information set forth under the headings:
•	“Business policies — US Sarbanes-Oxley Act of 2002” on page 81;

•	“Business policies — Disclosure controls and procedures” on page 81; and

•	“Business policies — Internal control over financial reporting” on page 81 of the Annual Report 2010 is incorporated herein by reference.

ITEM 16.A	AUDIT COMMITTEE FINANCIAL EXPERT
          The information set forth under the heading “Business policies — US Sarbanes-Oxley Act of 2002” on page 81 of the Annual Report 2010 is incorporated herein by reference.

ITEM 16.B	CODE OF ETHICS
          The information set forth under the heading “Business policies — US Sarbanes-Oxley Act of 2002” on page 81 of the Annual Report 2010 is incorporated herein by reference.

ITEM 16.C	PRINCIPAL ACCOUNTANTS’ FEES AND SERVICES
          The information set forth under the headings:
•	“Consolidated financial statements — Notes to the consolidated financial statements — Audit and non-audit services” on page 136; and

•	“Report of the Audit Committee” on page 62
of the Annual Report 2010 is incorporated herein by reference.

ITEM 16.E	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS
Not applicable

ITEM 16.F	CHANGE IN REGISTRANT’S REPORTING ACCOUNTANT
Not applicable

ITEM 16.G	CORPORATE GOVERNANCE
          The information set forth under the heading “The Board — New York Stock Exchange” on page 61 of the Annual Report 2010 is incorporated herein by reference.

PART III

ITEM 17.	FINANCIAL STATEMENTS
Not applicable

ITEM 18.	FINANCIAL STATEMENTS
The financial information concerning the Company set forth under the headings:
•	“Report of the independent auditors — Consolidated financial statements - “United States opinion” on page 86; and

•	“Consolidated financial statements” on page 87
of the Annual Report 2010 is incorporated herein by reference.

ITEM 19.	EXHIBITS
The following exhibits are filed as part of this annual report:
1.1		Articles of Association of the Company adopted at the 2009 AGM on July 15, 2009, effective October 1, 2009

4.1		Letter of extension of appointment of Clay Brendish, dated August 1, 2008, incorporated by reference to Exhibit 4.8 to the Company’s Annual Report on Form 20-F dated May 27, 2009

4.2		Service contract appointing Anthony Chanmugam as Group Finance Director, dated December 1, 2008, incorporated by reference to Exhibit 4.9 to the Company’s Annual Report on Form 20-F dated May 27, 2009

4.3		Letter of extension of appointment of Matti Alahuhta, dated January 19, 2009, incorporated by reference to Exhibit 4.10 to the Company’s Annual Report on Form 20-F dated May 27, 2009

4.4		Letter of extension of appointment of Phil Hodkinson, dated January 14, 2009, incorporated by reference to Exhibit 4.11 to the Company’s Annual Report on Form 20-F dated May 27, 2009

4.5		Letter of appointment of Tony Ball as a non-executive director, dated June 16, 2009

7.1		Table of Financial ratios

8.1		Significant subsidiaries as of March 31, 2010, see “Subsidiary undertakings and associate” on page 149 of the Company’s Annual Report & Form 20-F included as Exhibit 15.2

12.1		Section 302 certification of Chief Executive

12.2		Section 302 certification of Group Finance Director

13.1		Section 906 certification

15.1		Consent of PricewaterhouseCoopers LLP, independent auditors of BT Group plc

15.2	*	Annual Report & Form 20-F 2010.

*	Certain of the information included within Exhibit 15.2, which is provided pursuant to Rule 12b-23(a)(3) of the Securities Exchange Act of 1934, as amended, is incorporated by reference in this Form 20-F, as specified elsewhere in this Form 20-F. With the exception of the items and pages so specified, the Annual Report & Form 20-F is not deemed to be filed as part of this Form 20-F.

SIGNATURES
          The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

BT Group plc
/s/ Tony Chanmugam
Name:	Tony Chanmugam
Title:	Group Finance Director

Date: May 26, 2010