Form 20-F
period 2011-03-31
BT GROUP PLC
filed 2011-05-27
CIK 756620

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 20 - F
(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended 31 March 2011
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
Yes ☐     No ☐
Not Applicable

All references in this Form 20-F to “us”, “we” or “the Company”, are to BT Group plc.
PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS
Not applicable

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE
Not applicable

ITEM 3.	KEY INFORMATION
3.A Selected financial data
The information set forth under the headings:
•	“Financial summary” on page 2;

•	“Selected financial data” on page 158; and

•	“Information for shareholders — Exchange rates” on page 166
of the Annual Report & Form 20-F 2011 as sent to shareholders and included as Exhibit 15.2 to this Form 20-F (“Annual Report 2011”) is incorporated herein by reference.
3.B Capitalization and indebtedness
Not applicable

3.C Reasons for the offer and use of proceeds
Not applicable
3.D Risk factors
In common with all businesses, BT is affected by a number of risks and uncertainties, some of which are not within our control. Many of our risks are similar to those of comparable companies in terms of scale and operation. Economic uncertainty remains a major challenge to businesses globally and we remain conscious of those risks in all our business undertakings. Compliance in a global environment and supply chain are now recognised as principal risks along with those risks reported on last year which were: security and resilience; major contracts; pensions; growth in a competitive market and communications industry regulation.
This section highlights some of those particular risks and uncertainties affecting our business but it is not intended to be an extensive analysis of all risk and uncertainty affecting our business. These risks have the potential to impact our business, revenues, profits, assets, liquidity and capital resources adversely. Our processes are designed to give reasonable, but cannot give absolute, assurance that the risks significant to the group are identified and addressed. There may be risks which are unknown or which are presently judged not to be significant but later prove to be significant. The principal risks and uncertainties should be considered in conjunction with the forward-looking statements for, and the cautionary statement regarding forward-looking statements on page 162 of the Annual Report 2011.
Security and resilience
BT is dependent on the secure operation and resilience of its information systems, networks and data. The scale of our business and global nature of our operations means we are required to manage significant volumes of personal and commercially sensitive information.
BT stores and transmits data for its own purposes and on behalf of customers, all of which needs to be safeguarded from potential exposure, loss or corruption, and therefore receives a high level of management attention and security measures.
Certain of our customers require specific, highly sophisticated security provisioning which we are contractually obliged to meet and through our continuing success in meeting those requirements we are able to differentiate our offerings from those of our competitors.

Impact
Failure or interruption of data transfer could have a significant adverse effect on the business. A breach of our security and/or resilience affecting BT’s own operations or those of our customers could lead to an extended interruption to network services and even national infrastructure. Such failure may lead to a loss of customer confidence, termination of contracts, loss of revenue and reduced cash resources. Additional reputational damage and financial loss may arise from a breach involving a legal failing such as breaching data protection requirements.
Major contracts
We have a number of complex and high value contracts with certain customers. The profitability of, and revenue arising from, these contracts is subject to a number of factors including: variation in cost and achievement of cost reductions anticipated in the contract pricing, both in terms of scale and time; delays in delivery or achieving agreed milestones owing to factors either within or outside of our control; changes in customers’ requirements, budgets, strategies or businesses; the performance of our suppliers; and other factors. Any of these factors could make a contract less profitable or even loss making.
The degree of risk varies generally in proportion to the scope and life of the contract and is typically higher in the early transitional and transformational stages of the contract. Some customer contracts require significant investment in the early stages, which is expected to be recovered over the life of the contract. Major contracts often involve the implementation of new systems and communications networks, transformation of legacy networks and the development of new technologies. The recoverability of these upfront costs may be adversely impacted by delays or failure to meet milestones. Substantial performance risk exists in these contracts, and some or all elements of performance depend upon successful completion of the transition, development, transformation and deployment phases.
Impact
Failure to manage and meet our commitments under these contracts, as well as changes in customers’ requirements, budgets, strategies or businesses may lead to a reduction in our expected future revenue, profitability and cash generation. We may lose significant revenues due to the merger or acquisition of customers, changes to customer strategy, business failure or contract termination. Failure to replace the revenue and earnings thereby lost from such customers will lead to reduction in revenue, profitability and cash flow.
Pensions
We have a significant funding obligation to a defined benefit pension scheme. Declining investment returns, longer life expectancy and regulatory changes may result in the cost of funding BT’s main defined benefit pension scheme (BTPS) becoming a significant burden on our financial resources. The triennial funding valuation of the BTPS at 31 December 2008 and associated recovery plan was agreed with the BTPS Trustee in February 2010. Under this prudent funding valuation basis the deficit was £9bn and a 17-year recovery plan was agreed. Details of the valuation assumptions and recovery plan are set out in note 23 to the financial statements.
The valuation and the recovery plan are under review by the Pensions Regulator whose initial view was that they had substantial concerns with certain features of the agreement. Their review is now on hold and is not expected to recommence until the outcome of the final Court decision, including any potential appeals, is known on the Crown Guarantee. Accordingly, as matters stand, it is uncertain as to when they will conclude their review. This uncertainty is outside of our control. However, we do not expect this to be before the completion of the next triennial funding valuation as at 31 December 2011. As is usual, BT and the Trustee will engage with the Pensions Regulator regarding the 2011 valuation.

Impact
An increase in the pension deficit and associated funding requirements would have a direct adverse impact on the future cash resources of the group. Indirectly it may also have an adverse impact on the group’s share price and credit rating. A deterioration in the credit rating would increase the group’s cost of borrowing and may limit the availability or flexibility of future funding thereby affecting the ability of the business to invest, pay dividends or repay debt as it matures.
Growth in a competitive market
We operate in markets which are characterised by high levels of competition including: regulatory intervention on promoting competition; declining prices; technology substitution; market and service convergence; customer churn; declining rates of market growth; and emerging competitors with non replicable sources of competitive advantage.
A significant proportion of our revenue and profit are generated in the UK telecommunications markets which are experiencing limited growth in revenue terms and in many cases are highly competitive. Revenue from our fixed line calls and lines services to consumers and businesses have historically been in decline. Our ability to deliver profitable revenue growth depends on delivering on our strategic priorities.
Impact
Failure to achieve profitable revenue growth through our strategic priorities may lead to a continued decline in revenue, erosion of our competitive position and might also lead to a reduction in future profitability, cash flow and to a diminution in shareholder value.
Communications industry regulation
Some of our activities continue to be subjected to significant price and other regulatory controls which may affect our market share, competitive position, future profitability and cash resources. Many of our wholesale fixed network activities in the UK are subject to significant regulatory controls. The controls regulate, among other things, the prices we can charge for many of our services and the extent to which we have to provide services to other communications providers (CPs). In recent years the effect of these controls has required us to reduce our prices, although in some recent cases, prices have been allowed to increase in real terms.
Regulatory authorities may increase the severity of the price controls, extend the services to which controls apply or extend the services which we provide to other CPs. These controls may adversely affect our market share, our ability to compete and our future profitability and cash resources. Wholesale customers may also raise disputes with Ofcom, seeking lower prices on wholesale services which are not subject to direct price control.
Impact
In recent years, changes in price controls have required us to reduce our prices and in some instances to make payments in respect of retrospective price adjustments. Additional or more substantial regulatory price reductions could constrain our revenue growth. Regulatory actions may also indirectly affect us. For example, Ofcom has reduced the mobile termination rates that mobile network operators can charge to terminate calls on their network. There will be a stepped reduction in prices over four years starting from April 2011. This regulatory action will have a significant impact on future transit revenues in the UK and Europe.
We may be required to provide new services to wholesale customers on a non-discriminatory basis, increasing our costs and increasing retail competition. Disputes may result either in reduced revenue or increased costs going forward. We may also be required to make retrospective payments to CPs if it is ruled that past charging mechanisms we have applied have overcharged CPs. Appeals may change Ofcom’s decisions, which had originally been concluded in our favour.

Compliance in a global environment
Some of the countries where we operate have increased their enforcement of local laws and therefore the potential impact of failing to comply with local and international legislative requirements has increased significantly. Legislation is increasingly multi jurisdictional and the potential penalties, including fines, that have been levied against a number of organisations, have grown in frequency and value.
Legal compliance obligations include antitrust and anticorruption legislation, competition law, data privacy, trade sanctions, import and export controls, taxation and telecommunications regulatory requirements. The UK Bribery Act which comes into effect in July 2011 with increased penalties for non-compliant businesses introduces the offence of failing to prevent bribery. With the breadth of BT’s operations and complex commercial relationships we must ensure that we and our business partners are compliant as a continuing priority.
Impact
Failure to comply with legal requirements can have a significant impact and lead to a loss of reputation and damage to our brand with investors, regulators and customers. Non-compliance with legislation, including requirements to maintain adequate systems and controls, may also lead to prosecution, penalties and in some cases could lead to litigation and loss of revenues and loss of profits.
Failure by our employees, suppliers or agents to comply with anti-bribery and corruption legislation (including the US Foreign Corrupt Practices Act and the UK Bribery Act), or any failure in our policies and procedures to monitor and prevent non-compliance, anywhere in the world, could result in substantial penalties, criminal prosecution and significant damage to our reputation.
Supply chain
We are dependent upon our supply chain for the delivery of goods and services on time, to cost and specification. A number of factors, including the continuing economic uncertainty have contributed to a heightening of the risk of this reliance. Failure of any of our critical suppliers to meet agreed deliverables could adversely impact our customer service, product launch, business critical systems updates, revenues or cost efficiency.
BT is committed to ensuring that all dealings with suppliers, from selection and consultation, to contracting and payment are conducted in accordance with our trading and ethical policies.
Our supply chain is truly global and we aim to harness the capability, diversity and innovation of our supply market to add value to our business and customers. Many suppliers are being impacted by the economic downturn and the challenges of globalisation. This is introducing further risk in our supply chain which includes, but is not limited to: increase in supplier insolvency; lack of supplier resilience following a disaster; corporate social responsibility risks in our extended supply chain; and security risks relating to data protection.
Impact
Our suppliers could be adversely affected by economic conditions which in turn could impact their ability to meet their obligations to us or, in the extreme, cause them to fail. If we are unable to contract with an alternative supplier our customer commitments could also be compromised leading to contractual breach, loss of revenue, penalties or increased costs.
A failure in our supply chain to meet legal obligations or ethical expectations could adversely impact our reputation or possibly lead to censure, legal action and financial loss.

ITEM 4.	INFORMATION ON THE COMPANY
4.A History and development of the company
The information set forth under the headings:
•	“Our business and strategy — Who we are” on page 10;

•	“Our business and strategy — What we do” on page 10;

•	“Information for shareholders — Background” on page 163;

•	“Financial position and resources — Acquisitions and disposals” on page 56; and

•	“Liquidity — Net capital expenditure” on page 51
of the Annual Report 2011 is incorporated herein by reference.
4.B Business overview
The information set forth under the headings:
•	“Our business and strategy” on page 10;

•	“Our markets and customers” on page 14;

•	“Our resources” on page 19;

•	“Our lines of business” on page 23;

•	“Our corporate responsibility” on page 36;

•	“Consolidated financial statements — Notes to the consolidated financial statements — Segment information” on page 105;

•	“Operational statistics” on page 161; and

•	“Information for shareholders — Cautionary statement regarding forward-looking statements” on page 162 of the Annual Report 2011 is incorporated herein by reference.
4.C Organizational structure
The information set forth under the headings:
•	“Our business — Our business model” on page 5; and

•	“Subsidiary undertakings and associate” on page 155
of the Annual Report 2011 is incorporated herein by reference.
4.D Property, plants and equipment
The information set forth under the headings:
•	“Our resources — Property portfolio” on page 22;

•	“Consolidated financial statements — Notes to the consolidated financial statements — Property, plant and equipment” on page 121; and

•	“Financial statistics” on page 160
of the Annual Report 2011 is incorporated herein by reference.

ITEM 4A.	UNRESOLVED STAFF COMMENTS
          As far as the Company is aware, there are no unresolved written comments from the SEC staff regarding its periodic reports under the Exchange Act received more than 180 days before March 31, 2011.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS
5.A Operating results
The information set forth under the headings:
•	“Our business and strategy” on page 10;

•	“Our lines of business” on page 23;

•	“Financial review” on page 44; and

•	“Information for shareholders — Cautionary statement regarding forward-looking statements” on page 162 of the Annual Report 2011 is incorporated herein by reference.
5.B Liquidity and capital resources
The information set forth under the headings:
•	“Financial review” on page 44;

•	“Information for shareholders — Cautionary statement regarding forward-looking statements” on page 162;

•	“Consolidated financial statements — Notes to the consolidated financial statements — Loans and other borrowings” on page 126;

•	“Consolidated financial statements — Notes to the consolidated financial statements — Financial instruments and risk management” on page 139; and

•	“Consolidated financial statements — Notes to the consolidated financial statements — Financial commitments and contingent liabilities” on page 150 of the Annual Report 2011 is incorporated herein by reference.
5.C Research and development, patents and licenses
The information set forth under the headings:
•	“Our resources — Global research capability” on page 21; and

•	“Financial statistics” on page 160
of the Annual Report 2011 is incorporated herein by reference.
5.D Trend information
The information set forth under the headings:
•	“Financial review” on page 44;

•	“Quarterly analysis of revenue and profit” on page 157;

•	“Selected financial data” on page 158; and

•	“Information for shareholders — Cautionary statement regarding forward-looking statements” on page 162 of the Annual Report 2011 is incorporated herein by reference.
5.E Off-balance sheet arrangements
          The information set forth under the heading “Financial review — Funding and capital management — Off-balance sheet arrangements” on page 54 of the Annual Report 2011 is incorporated herein by reference.
5.F Tabular disclosure of contractual obligations
          The information set forth under the heading “Financial review — Funding and capital management — Contractual obligations and commitments” on page 54 of the Annual Report 2011 is incorporated herein by reference.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
6.A Directors and senior management
          The information set forth under the heading “Board of directors and Operating Committee” on page 60 of the Annual Report 2011 is incorporated herein by reference.
6.B Compensation
The information set forth under the headings:
•	“Report on directors’ remuneration” on page 69;

•	“Consolidated financial statements — Notes to the consolidated financial statements — Share-based payments” on page 111; and

•	“Consolidated financial statements — Notes to the consolidated financial statements — Retirement benefit plans” on page 129 of the Annual Report 2011 is incorporated herein by reference.
6.C Board practices
The information set forth under the headings:
•	“Board of directors and Operating Committee” on page 60;

•	“The Board” on page 62; and

•	“Report on directors’ remuneration” on page 69
of the Annual Report 2011 is incorporated herein by reference.
6.D Employees
The information set forth under the headings:
•	“Our resources” on page 19;

•	“Financial review — Financial performance — Operating costs” on page 48; and

•	“Consolidated financial statements — Notes to the consolidated financial statements — Employees” on page 110 of the Annual Report 2011 is incorporated herein by reference.
6.E Share ownership
The information set forth under the headings:
•	“Report on directors’ remuneration” on page 69; and

•	“Consolidated financial statements — Notes to the consolidated financial statements — Share-based payments” on page 111 of the Annual Report 2011 is incorporated herein by reference.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
7.A Major shareholders
The information set forth under the headings:
•	“Shareholders and Annual General Meeting — Substantial shareholdings” on page 86; and

•	“Information for shareholders — Analysis of shareholdings at 31 March 2011” on page 164 of the Annual Report 2011 is incorporated herein by reference.
7.B Related party transactions
The information set forth under the headings:
•	“Directors’ information — Interest of management in certain transactions” on page 82;

•	“Report on directors’ remuneration” on page 69; and

•	“Consolidated financial statements — Notes to the consolidated financial statements — Related party transactions” on page 110 of the Annual Report 2011 is incorporated herein by reference.
7.C Interests of experts and counsel
Not applicable

ITEM 8.	FINANCIAL INFORMATION
8.A Consolidated statements and other financial information
See Item 18 below
In addition, the information set forth under the headings:
•	“Financial position and resources — Legal proceedings” on page 56;

•	“Financial performance — Dividends” on page 50;

•	“Consolidated financial statements — Notes to the consolidated financial statements — Financial commitments and contingent liabilities” on page 150;

•	“Information for shareholders — Dividends” on page 164; and

•	“Information for shareholders — Articles of Association (‘Articles’) — Dividends” on page 167 of the Annual Report 2011 is incorporated herein by reference.
8.B Significant changes
          The information set forth under the heading “Funding and capital management — Going concern” on page 54 of the Annual Report 2011 is incorporated herein by reference.

ITEM 9.	THE OFFER AND LISTING
9.A Offer and listing details
          The information set forth under the heading “Information for shareholders — Stock exchange listings — Share and ADS prices” on page 163 of the Annual Report 2011 is incorporated herein by reference.
9.B Plan of distribution
Not applicable
9.C Markets
          The information set forth under the heading “Information for shareholders — Stock exchange listings” on page 163 of the Annual Report 2011 is incorporated herein by reference.
9.D Selling shareholders
Not applicable
9.E Dilution
Not applicable
9.F Expenses of the issue
Not applicable

ITEM 10.	ADDITIONAL INFORMATION
10.A Share capital
Not applicable
10.B Memorandum and articles of association
          The information set forth under the heading “Information for shareholders — Articles of Association (‘Articles’)” on page 167 of the Annual Report 2011 is incorporated herein by reference.
10.C Material contracts
          The information set forth under the heading “Information for shareholders — Material contracts” on page 170 of the Annual Report 2011 is incorporated herein by reference.

10.D Exchange controls
          The information set forth under the heading “Information for shareholders — Limitations affecting security holders” on page 172 of the Annual Report 2011 is incorporated herein by reference.
10.E Taxation
          The information set forth under the heading “Information for shareholders — Taxation (US Holders)” on page 170 of the Annual Report 2011 is incorporated herein by reference.
10.F Dividends and paying agents
Not applicable
10.G Statement by experts
Not applicable
10.H Documents on display
          The information set forth under the heading “Information for shareholders — Documents on display” on page 172 of the Annual Report 2011 is incorporated herein by reference.
10.I Subsidiary information
Not applicable

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
The information set forth under the headings:
•	“Consolidated financial statements — Accounting policies — Financial instruments” on page 95; and

•	“Consolidated financial statements — Notes to the consolidated financial statements — Financial instruments and risk management” on page 139 of the Annual Report 2011 is incorporated herein by reference.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
12.D American Depositary Shares
During the 2010/11 financial year, the Company received direct and indirect payments from the Depositary of USD604,412.75 which included the annual NYSE listing fee, investor relations expenses and other costs relating to the ADR program.
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

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
Not applicable

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
Not applicable

ITEM 15.	CONTROLS AND PROCEDURES
The information set forth under the headings:
•	“Business policies — US Sarbanes-Oxley Act of 2002” on page 85;

•	“Business policies — Disclosure controls and procedures” on page 85; and

•	“Business policies — Internal control over financial reporting” on page 85 of the Annual Report 2011 is incorporated herein by reference.

ITEM 16.A	AUDIT COMMITTEE FINANCIAL EXPERT
          The information set forth under the heading “Business policies — US Sarbanes-Oxley Act of 2002” on page 85 of the Annual Report 2011 is incorporated herein by reference.

ITEM 16.B	CODE OF ETHICS
          The information set forth under the heading “Business policies — US Sarbanes-Oxley Act of 2002” on page 85 of the Annual Report 2011 is incorporated herein by reference.

ITEM 16.C	PRINCIPAL ACCOUNTANT FEES AND SERVICES
16.C(a) Audit Fees
          The information set forth in the table under the heading “Audit services” in “Consolidated financial statements — Notes to the consolidated financial statements — Audit and non-audit services” on page 114 of the Annual Report 2011 is incorporated herein by reference.
16.C(b) Audit-Related Fees
          The information set forth in the table under the heading “Non-audit services — The audit of the company’s subsidiaries pursuant to legislation” in “Consolidated financial statements — Notes to the consolidated financial statements — Audit and non-audit services” on page 114 of the Annual Report 2011 is incorporated herein by reference.
16.C(c) Tax Fees
          The information set forth in the table under the heading “Non-audit services — Tax services” in “Consolidated financial statements — Notes to the consolidated financial statements — Audit and non-audit services” on page 114 of the Annual Report 2011 is incorporated herein by reference.
16.C(d) All Other Fees
          The information set forth in the table under the headings “Non-audit services — Other services pursuant to legislation”, “Non-audit services — Services relating to corporate finance transactions” and “Non-audit services — All other services” in “Consolidated financial statements — Notes to the consolidated financial statements — Audit and non-audit services” on page 114 of the Annual Report 2011 is incorporated herein by reference.
16.C(e)
The information set forth under the headings:
•	“Report of the Audit & Risk Committee” on page 65; and

•	“Consolidated financial statements — Notes to the consolidated financial statements — Audit and non-audit services” on page 114 of the Annual Report 2011 is incorporated herein by reference.
16.C(f)
          Not applicable

ITEM 16.E	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS
Not applicable

ITEM 16.F	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT
Not applicable

ITEM 16.G	CORPORATE GOVERNANCE
          The information set forth under the heading “The Board — New York Stock Exchange” on page 64 of the Annual Report 2011 is incorporated herein by reference.

PART III

ITEM 17.	FINANCIAL STATEMENTS
Not applicable

ITEM 18.	FINANCIAL STATEMENTS
The financial information concerning the Company set forth under the headings:
•	“Report of the independent auditors — Consolidated financial statements — United States opinion” on page 90;

•	“Consolidated financial statements” on page 91; and

•	“Quarterly analysis of revenue and profit” on page 157
of the Annual Report 2011 is incorporated herein by reference.

ITEM 19.	EXHIBITS
The following exhibits are filed as part of this annual report:

1.1	Articles of Association of the Company, incorporated by reference to Exhibit 1.1 to the Company’s Annual Report on Form 20-F dated May 26, 2010

4.1	Letter of appointment of Tony Ball as a non-executive director, dated June 16, 2009, incorporated by reference to Exhibit 4.5 to the Company’s Annual Report on Form 20-F dated May 26, 2010

4.2	Letter of appointment of Nicholas Rose as a non-executive director, dated December 16, 2010

4.3	Letter of appointment of Jasmine Whitbread as a non-executive director, dated January 17, 2011

4.4	Updated letter of appointment for Tony Ball as a non-executive director, dated March 1, 2011

4.5	Updated letter of appointment for Clay Brendish as a non-executive director, dated February 22, 2011

4.6	Updated letter of appointment for Eric Daniels as a non-executive director, dated February 23, 2011

4.7	Updated letter of appointment for Patricia Hewitt as a non-executive director dated February 28, 2011

4.8	Updated letter of appointment for Phil Hodkinson as a non-executive director, dated March 16, 2011

4.9	Letter of extension of appointment of Eric Daniels, dated March 25 , 2011

4.10	Letter of extension of appointment of Patricia Hewitt, dated April 4, 2011

4.11	Letter of extension of appointment of Carl Symon, dated January 13, 2011

7.1	Table of Financial ratios

8.1	Significant subsidiaries as of March 31, 2011, see “Subsidiary undertakings and associate” on page 155 of the Company’s Annual Report & Form 20-F included as Exhibit 15.2

12.1	Section 302 certification of Chief Executive

12.2	Section 302 certification of Group Finance Director

13.1	Section 906 certification

15.1	Consent of PricewaterhouseCoopers LLP, independent auditors of BT Group plc

15.2*	Annual Report & Form 20-F 2011

*	Certain of the information included within Exhibit 15.2, which is provided pursuant to Rule 12b-23(a)(3) of the Securities Exchange Act of 1934, as amended, is incorporated by reference in this Form 20-F, as specified elsewhere in this Form 20-F. With the exception of the items and pages so specified, the Annual Report & Form 20-F is not deemed to be filed as part of this Form 20-F.

SIGNATURES
          The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

BT Group plc
/s/ Tony Chanmugam
Name:	Tony Chanmugam
Title:	Group Finance Director

Date: May 27, 2011