Form 20-F
period 2014-03-31
BT GROUP PLC
filed 2014-05-22
CIK 756620

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended 31 March 2014

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

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable

ITEM 3. KEY INFORMATION

3.A Selected financial data

The information set forth under the headings:

•	“Financial highlights” on page 8;

•	“Group performance — Group financial results” on page 59;

•	“Selected financial data” on page 187; and

•	“Information for shareholders — Exchange rates” on page 197

of the Annual Report & Form 20-F 2014 as sent to shareholders and included as Exhibit 15.2 to this Form 20-F (“Annual Report 2014”) is incorporated herein by reference.

3.B Capitalization and indebtedness

Not applicable

3.C Reasons for the offer and use of proceeds

Not applicable

3.D Risk factors

This section features some of the principal risks and uncertainties affecting us, but it is not exhaustive. These risks have the potential to impact our business, brand, assets, revenue, profits, liquidity or capital resources. The principal risks we described last year have evolved, and so has our response to them.

Our Enterprise Risk Management framework provides reasonable (but cannot give absolute) assurance that significant risks are identified and addressed. There may be some risks which are unknown to us at present. And there may be some that we consider less significant now but become more important later.

As in the prior year, external factors present both risks and opportunities, both to our business and to others. Inevitably, there are uncertainties in terms of the impact to BT should Scotland vote in favour of independence in September 2014. We have performed a high-level risk assessment of what those implications may be, and will continue to monitor the issue, seeking clarification on key questions from relevant parties where possible.

External factors drive a number of the risks that we face and we focus our efforts on predicting and mitigating these, while at the same time seeking to capitalise on opportunities that may emerge.

Security and resilience

The volume of traffic through our systems and networks is always growing, and our customers’ tolerance of service interruption is reducing as the world becomes increasingly dependent on information technology. Expectations are even higher when we stream live action through BT Sport. We have a responsibility to many millions of customers, both business and consumer, to safeguard their electronic information and to maintain the continuity of our services. We also need to safeguard the availability and security of our own data and intellectual property. This all requires the highest levels of operational resilience and security, which can be threatened at any time by malicious cyber-attacks, damage or theft of copper cable and equipment, vandalism, sabotage, extreme weather, component overload, loss of power and human error.

Impact

A breach of our security, or compromise of data or resilience affecting our operations, or those of our customers, could lead to an extended interruption to our services or even affect national infrastructure. Such failure may lead to a loss of customer confidence, termination of contracts, loss of revenue, and lower cash generation through penalties and unplanned costs of restoration and improvement. Additional reputational damage and financial loss may arise from a legal or contractual failing such as breaching data protection or handling requirements. Failure or interruption of data transfer could also have a significant adverse effect on our business.

Changes over the last year

The external cyber threat continues to rise, as shown by the amount of data traffic blocked by our malware filters and intrusion detection systems, and by the number of attempts to disrupt the websites that we manage. Criminal use of targeted phishing messages and other deception techniques are seen as the fastest growing risk. Government agencies around the world have raised their threat warning levels for cyber-attacks as larger numbers of credit and debit card records are reported stolen.

Major contracts

We have a number of complex and high-value national and multinational contracts. The revenue arising from, and the profitability of, these contracts are subject to a number of factors including: variation in cost; achievement of cost reductions anticipated in the contract pricing (both in terms of scale and time); delays in the delivery or achievement of agreed milestones owing to factors either within or outside our control; changes in customers’ requirements, budgets, strategies or businesses; and the performance of our suppliers. Any of these factors could make a contract less profitable or even loss-making.

The degree of risk generally varies depending on the scope and life of the contract and is typically higher in its early stages. Some customer contracts require investment in the early stages, which is expected to be recovered over the life of the contract. Major contracts often involve the implementation of new systems and communications networks, transformation of legacy networks and the development of new technologies. The recoverability of these upfront costs may be impacted by delays or failure to meet milestones. Substantial performance risk exists in these contracts.

Impact

Failure to manage or meet our commitments under these contracts, as well as changes in customers’ requirements, budgets, strategies or businesses, may lead to a reduction in our expected future revenue, profitability and cash generation. Unexpectedly high costs associated with the delivery of contracts could also negatively impact profitability. We may lose revenue due to the merger, acquisition or business failure of customers, or due to contract termination, and contracts may therefore become loss-making. Failure to replace the revenue and earnings lost from those customers could lead to an overall reduction in group revenue, profitability and cash flow.

Changes over the last year

Tough market conditions and increased competitive pressures continue to persist in many global regions. In some regions we are experiencing higher growth in volume of business due to previous investments. This changes the risk landscape and the focus of risk support and review. In the year, the increasing number of broadband delivery contracts with local authorities through the BDUK programme is of particular note.

Pensions

We have a significant funding obligation in relation to our defined benefit pension schemes and operate a large defined benefit pension scheme in the UK, the BT Pension Scheme (BTPS).

The BTPS faces similar risks to other defined benefit schemes. Future low investment returns, high inflation, longer life expectancy and regulatory changes may all result in the cost of funding the BTPS becoming a significant burden on our financial resources.

Following conclusion of the last actuarial funding valuation in May 2012, the valuation documentation was submitted to the Pensions Regulator. The final Court decision in the Crown Guarantee case, after any appeals, will give greater clarity as to the extent to which the liabilities of the BTPS are covered by a Crown Guarantee. This will inform the Pension Regulator’s next steps with regards to the valuation of the Scheme. Accordingly, as matters stand, it is uncertain as to when it will conclude its review.

Impact

An increase in the pension deficit at the next actuarial valuation as at 30 June 2014 may have an impact on the level of deficit payments we are required to make into the Scheme. Indirectly it may also have an adverse impact on our share price and credit rating. Any deterioration in our credit rating would increase our cost of borrowing and may limit the availability or flexibility of future funding, thereby affecting our ability to invest, pay dividends or repay debt as it matures.

Changes over the last year

The BTPS is affected by financial market conditions. When determining expected future returns, different factors are taken into account, including yields (or returns) on government bonds. Government bond yields have remained below the levels at the last funding valuation, driven by a number of factors, including the Bank of England’s Quantitative Easing programme. If these conditions continue and a lower investment return assumption is adopted at the 30 June 2014 valuation, the liabilities may increase, potentially leading to a higher level of deficit payments.

The European Commission published draft revisions to the current Pensions Directive in March 2014. The proposed changes primarily focus on governance and transparency and are not expected to impact the valuation of pension liabilities.

In the UK, the Pensions Regulator has a new objective to consider the impact on the sustainable growth of an employer when reviewing funding plans. As a result, the Pensions Regulator is revising its Code of Practice which is expected to be finalised later this year.

Growth in a competitive market

We operate in markets which are characterised by: high levels of change; strong and new competition; declining prices and in some markets declining revenues; technology substitution; market and product convergence; customer churn; and regulatory intervention to promote competition and reduce wholesale prices.

A significant proportion of our revenue and profit is generated in the UK where the overall telecoms market has been in decline in real terms, despite strong volume growth in new services. Revenue from our calls and lines services to consumers and businesses has historically been in decline but new broadband and connectivity markets are growing. Our ability to deliver profitable revenue growth in a responsible and sustainable manner depends on us delivering on the strategic investments we are making.

Impact

Failure to achieve sustainable, profitable revenue growth could erode our competitive position and reduce our profitability, cash flow and ability to invest for the future.

Changes over the last year

Despite the slight improvement in the UK economy in the year, customers are still cautious with their spending, especially those small business customers not planning to make technology changes. Regulatory decisions related to charge controls have impacted negatively our revenue and profits. Regulation has failed to address imbalances in the competitive playing field between the heavily regulated fixed telecoms sector and other sectors such as mobile and pay-TV. This means that some of our competitors in the consumer space continue to benefit from both limited regulation of their core business and extensive sector-specific regulation of our UK fixed-line business.

The consumer broadband and triple-play markets remain very competitive. Sky acquired O2 (Telefónica) UK’s consumer broadband business and continues to cross-sell broadband and telephony services to its pay-TV customers. Virgin Media (acquired by Liberty Global in the year) remains strong in these markets. In addition, the four main UK mobile operators launched 4G services during the year.

Communications industry regulation

Our activities across all the jurisdictions in which we operate can be impacted by regulation. In the UK where, following detailed market analysis, we are found to have significant market power, Ofcom can require us to provide wholesale services at regulated prices and service levels. It can also require us to make retrospective repayments to other CPs where we are found to have set prices outside regulatory requirements, and can impose fines on us for non-compliance with the regulatory rules, including competition law.

Outside the UK, general licensing requirements can restrict the extent to which we can enter markets and compete. Regulation will also define the terms on which we can purchase key wholesale services from others.

In the UK, risks can come from periodic market reviews (which might introduce tighter regulatory constraints), new charge controls, or CPs disputing or complaining about our pricing, products or services. Outside the UK, regulators can investigate our licensing requirements and whether our services comply with their rules.

Impact

Regulatory requirements and constraints can directly impact our ability to compete effectively and earn revenues. Regulatory risks are highest in the UK. Based on the latest Regulatory Financial Statements for 2012/13, around £5.5bn of our revenue (of which £3.0bn is to downstream parts of BT) is from wholesale markets where we have been found to have significant market power and which are currently subject to regulatory charge controls. Most of these controls require us to reduce our prices annually. Controls are usually set for three years and will therefore constrain revenues during that period.

Other CPs can ask Ofcom to resolve disputes with us about current or historic prices. Where Ofcom finds that these prices are, or have been, set at levels above those required under the regulatory framework, we may need to make retrospective repayments to CPs.

We may from time-to-time be required to provide new services, or existing services on improved terms, to wholesale customers on a non-discriminatory basis. This could increase our costs. Regulation outside the UK can impact our revenue by limiting our ability to compete through overly-restrictive licensing requirements or ineffective regulation of access to other CP networks.

Changes over the last year

Over the last year, we have seen regulatory activity in a number of areas. A number of these rulings will reduce our future pricing.

Business integrity and ethics

We are committed to maintaining high standards of ethical behaviour, and have a zero tolerance approach to bribery and corruption. We have to comply with a wide range of local and international anti-corruption and bribery laws. In particular, the UK Bribery Act and the US Foreign and Corrupt Practices Act (FCPA) provide comprehensive anti-bribery legislation. Both have extraterritorial reach and so cover our global operations. As we expand internationally, we are increasingly operating in countries identified as having a higher risk of bribery and corruption. We also have to ensure that we comply with trade sanctions, and import and export controls.

Impact

Failure by our employees or associated persons (such as suppliers or agents) to comply with anti-corruption and bribery and sanctions legislation could result in substantial penalties, criminal prosecution and significant damage to our reputation. This could in turn impact our future revenue and cash flow, the extent of which would depend on the nature of the breach, the legislation concerned and any associated penalties. Allegations of corruption or bribery, or violation of sanctions regulations, could also lead to reputational and brand damage with investors, regulators and customers.

Changes over the last year

The importance of conducting business ethically is becoming increasingly recognised across the globe as more countries introduce anti-corruption and bribery legislation. There have yet to be any significant judgments resulting from the UK Bribery Act, but there have been many significant enforcement actions brought under the US FCPA.

Comprehensive sanctions remain on Iran, Syria, Cuba, Sudan and North Korea. The European Union adopted additional restrictive measures against the Syrian regime and new sanctions on Russia.

Supply chain

We aim to harness the capability, diversity and innovation of the global supply market to add value to our business and customers. The integrity and continuity of our supply chain is critical to our operations and therefore a significant risk to our business.

We are committed to ensuring that all dealings with suppliers, from selection and consultation through to contracting and payment, are conducted in accordance with our trading and ethical policies.

We have a number of suppliers that we have identified as critical. The failure of one of these suppliers to meet its obligations could cause significant harm to our business.

Impact

While the size of the impact from a supplier failure can vary, all supplier failures typically result in an increased cost to our business and have the potential to adversely impact customer service and our brand. In many cases, the costs associated with the failure of a critical supplier could be significant, particularly if this results in our having to change technology. If we are unable to contract with an alternative supplier, our customer commitments could also be compromised, possibly leading to contractual breach, loss of revenue or penalties.

A failure in our supply chain to meet legal obligations or ethical expectations could adversely impact our reputation or possibly lead to censure, legal action and financial loss.

Changes over the last year

Economic conditions in certain markets and geographies continue to challenge some of our suppliers. Recent events in other markets, such as the food supply and clothing industries, have highlighted the need to explore risks further down our supply chain, beyond our immediate suppliers. Protecting our brand from events in the supply chain, such as corrupt practices, the sourcing of conflict minerals or possible human rights abuse, continue to demand a high level of focus.

ITEM 4. INFORMATION ON THE COMPANY

4.A History and development of the company

The information set forth under the headings:

•	“How we performed against our strategic priorities” on page 9;

•	“Information for shareholders — Background” on page 193;

•	“Group performance — Capital expenditure” on page 68; and

•	“General Information — Capital management and funding policy” on page 114 of the Annual Report 2014 is incorporated herein by reference.

4.B Business overview

The information set forth under the headings:

•	“Key performance indicators” on page 7;

•	“Our purpose” on page 15;

•	“Our strategy” on page 15;

•	“Our strategic priorities” on page 17;

•	“Our assets and resources” on page 26;

•	“Our lines of business” on page 30;

•	“Human Rights” on page 48;

•	“Regulation” on page 48;

•	“Consolidated financial statements — Notes to the consolidated financial statements — Segment information” on page 135;

•	“Financial and operational statistics — Operational statistics” on page 191;

•	“Information for shareholders — Cautionary statement regarding forward-looking statements” on page 192; and

•	“Information for shareholders — Further note on certain activities” on page 201 of the Annual Report 2014 is incorporated herein by reference.

4.C Organizational structure

The information set forth under the headings:

•	“Operating committee” on page 22;

•	“Our business model” on page 23;

•	“Our lines of business” on page 30; and

•	“Subsidiary undertakings” on page 181

of the Annual Report 2014 is incorporated herein by reference.

4.D Property, plants and equipment

The information set forth under the headings:

•	“Our assets and resources — Properties” on page 27;

•	“Consolidated financial statements — Notes to the consolidated financial statements — Property, plant and equipment” on page 148; and

•	“Financial and operational statistics — Financial statistics” on page 189 of the Annual Report 2014 is incorporated herein by reference.

ITEM 4A. UNRESOLVED STAFF COMMENTS

As far as the Company is aware, there are no unresolved written comments from the SEC staff regarding its periodic reports under the Exchange Act received more than 180 days before March 31, 2014.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

5.A Operating results

The information set forth under the headings:

•	“Our lines of business” on page 30;

•	“Group performance” on page 60;

•	“Our performance as a responsible and sustainable business” on page 71;

•	“Alternative performance measures” on page 184; and

•	“Information for shareholders — Cautionary statement regarding forward-looking statements” on page 192 of the Annual Report 2014 is incorporated herein by reference.

5.B Liquidity and capital resources

The information set forth under the headings:

•	“Group performance” on page 60;

•	“Information for shareholders — Cautionary statement regarding forward-looking statements” on page 192;

•	“Consolidated financial statements — Notes to the consolidated financial statements — Loans and other borrowings” on page 164;

•	“Consolidated financial statements — Notes to the consolidated financial statements — Financial instruments and risk management” on page 168; and

•	“Consolidated financial statements — Notes to the consolidated financial statements — Financial commitments and contingent liabilities” on page 176 of the Annual Report 2014 is incorporated herein by reference.

5.C Research and development, patents and licenses

The information set forth under the headings:

•	“Our assets and resources — Innovation” on page 28; and

•	“Financial and operational statistics — Financial statistics” on page 189 of the Annual Report 2014 is incorporated herein by reference.

5.D Trend information

The information set forth under the headings:

•	“Group performance” on page 60;

•	“Selected financial data” on page 187; and

•	“Information for shareholders — Cautionary statement regarding forward-looking statements” on page 192 of the Annual Report 2014 is incorporated herein by reference.

5.E Off-balance sheet arrangements

The information set forth under the heading “General information — Off-balance sheet arrangements” on page 114 of the Annual Report 2014 is incorporated herein by reference.

5.F Tabular disclosure of contractual obligations

The information set forth under the heading “Group performance — Contractual obligations and commitments” on page 70 of the Annual Report 2014 is incorporated herein by reference.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A Directors and senior management

The information set forth under the headings:

•	“Board of Directors” on page 78; and

•	“The Board” on page 80

of the Annual Report 2014 is incorporated herein by reference.

6.B Compensation

The information set forth under the headings:

•	“Reports of the Board Committees — Report on Directors’ Remuneration” on page 91;

•	“Consolidated financial statements — Notes to the consolidated financial statements — Retirement benefit plans” on page 152; and

•	“Consolidated financial statements — Notes to the consolidated financial statements — Share-based payments” on page 161 of the Annual Report 2014 is incorporated herein by reference.

6.C Board practices

The information set forth under the headings:

•	“Board of Directors” on page 78;

•	“The Board” on page 80; and

•	“Reports of the Board Committees — Report on Directors’ Remuneration” on page 91 of the Annual Report 2014 is incorporated herein by reference.

6.D Employees

The information set forth under the headings:

•	“Our people” on page 24;

•	“Group performance — Income statement — Operating costs” on page 63; and

•	“Consolidated financial statements — Notes to the consolidated financial statements — Employees” on page 140 of the Annual Report 2014 is incorporated herein by reference.

6.E Share ownership

The information set forth under the headings:

•	“Reports of the Board Committees — Report on Directors’ Remuneration” on page 91; and

•	“Consolidated financial statements — Notes to the consolidated financial statements — Share-based payments” on page 161 of the Annual Report 2014 is incorporated herein by reference.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A Major shareholders

The information set forth under the headings:

•	“Shareholders and Annual General Meeting — Relations with shareholders — Substantial shareholdings” on page 115; and

•	“Information for shareholders — Analysis of shareholdings at 31 March 2014” on page 194 of the Annual Report 2014 is incorporated herein by reference.

7.B Related party transactions

The information set forth under the headings:

•	“Directors’ information — Interest of management in certain transactions” on page 112; and

•	“Consolidated financial statements — Notes to the consolidated financial statements — Related party transactions” on page 176 of the Annual Report 2014 is incorporated herein by reference.

7.C Interests of experts and counsel

Not applicable

ITEM 8. FINANCIAL INFORMATION

8.A Consolidated statements and other financial information

See Item 18 below

In addition, the information set forth under the headings:

•	“General information — Legal proceedings” on page 114;

•	“Group performance — Dividends” on page 66;

•	“Consolidated financial statements — Notes to the consolidated financial statements — Financial commitments and contingent liabilities” on page 176;

•	“Information for shareholders — Dividends” on page 195; and

•	“Information for shareholders — Articles of Association (Articles) — Dividends” on page 198 of the Annual Report 2014 is incorporated herein by reference.

8.B Significant changes

The information set forth under the heading “Directors’ information — Going concern” on page 111 of the Annual Report 2014 is incorporated herein by reference.

ITEM 9. THE OFFER AND LISTING

9.A Offer and listing details

The information set forth under the heading “Information for shareholders — Stock exchange listings — Share and ADS prices” on page 193 of the Annual Report 2014 is incorporated herein by reference.

9.B Plan of distribution

Not applicable

9.C Markets

The information set forth under the heading “Information for shareholders — Stock exchange listings” on page 193 of the Annual Report 2014 is incorporated herein by reference.

9.D Selling shareholders

Not applicable

9.E Dilution

Not applicable

9.F Expenses of the issue

Not applicable

ITEM 10. ADDITIONAL INFORMATION

10.A Share capital

Not applicable

10.B Memorandum and articles of association

The information set forth under the heading “Information for shareholders — Articles of Association (Articles)” on page 197 of the Annual Report 2014 is incorporated herein by reference.

10.C Material contracts

The information set forth under the heading “Information for shareholders — Material contracts” on page 199 of the Annual Report 2014 is incorporated herein by reference.

10.D Exchange controls

The information set forth under the heading “Information for shareholders — Limitations affecting security holders” on page 202 of the Annual Report 2014 is incorporated herein by reference.

10.E Taxation

The information set forth under the heading “Information for shareholders — Taxation (US Holders)” on page 199 of the Annual Report 2014 is incorporated herein by reference.

10.F Dividends and paying agents

Not applicable

10.G Statement by experts

Not applicable

10.H Documents on display

The information set forth under the heading “Information for shareholders — Documents on display” on page 202 of the Annual Report 2014 is incorporated herein by reference.

10.I Subsidiary information

Not applicable

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The information set forth under the headings:

•	“Consolidated financial statements — Notes to the consolidated financial statements — Significant accounting policies — Financial instruments” on page 133; and

•	“Consolidated financial statements — Notes to the consolidated financial statements — Financial instruments and risk management” on page 168 of the Annual Report 2014 is incorporated herein by reference.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

12.D American Depositary Shares

During the 2014 financial year, the Company received direct and indirect payments from the Depositary of USD 631,493 which included the annual NYSE listing fee, investor relations expenses and other costs relating to the ADR program.

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

Category (as defined by SEC)	Depositary Actions	Associated Fee

•   Expenses of the depositary in connection with the conversion of foreign currency into U.S. dollars (which are paid out of such foreign currency)

•   Any other charge payable by depositary or its agents

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable

ITEM 15. CONTROLS AND PROCEDURES

The information set forth under the headings:

•	“General Information — US Regulation — US Sarbanes-Oxley Act of 2002” on page 112;

•	“General Information — US Regulation — Disclosure controls and procedures” on page 113;

•	“General Information — US Regulation — Internal control over financial reporting” on page 113; and

•	“Report of the independent auditors — Consolidated financial statements — United States opinion” on page 121 of the Annual Report 2014 is incorporated herein by reference.

ITEM 16.A AUDIT COMMITTEE FINANCIAL EXPERT

The information set forth under the heading “General Information — US Regulation — US Sarbanes-Oxley Act of 2002” on page 112 of the Annual Report 2014 is incorporated herein by reference.

ITEM 16.B CODE OF ETHICS

The information set forth under the heading “General Information — US Regulation — US Sarbanes-Oxley Act of 2002” on page 112 of the Annual Report 2014 is incorporated herein by reference.

ITEM 16.C PRINCIPAL ACCOUNTANT FEES AND SERVICES

16.C(a) Audit Fees

The information set forth in the table under the heading “Audit services” in “Consolidated financial statements — Notes to the consolidated financial statements — Audit, audit related and other non-audit services” on page 140 of the Annual Report 2014 is incorporated herein by reference.

16.C(b) Audit-Related Fees

The information set forth in the table under the heading “Audit related assurance services” in “Consolidated financial statements — Notes to the consolidated financial statements — Audit, audit related and other non-audit services” on page 140 of the Annual Report 2014 is incorporated herein by reference.

16.C(c) Tax Fees

The information set forth in the table under the headings “Other non-audit services — Taxation compliance services” and “Other non-audit services — Taxation advisory services” in “Consolidated financial statements — Notes to the consolidated financial statements — Audit, audit related and other non-audit services” on page 140 of the Annual Report 2014 is incorporated herein by reference.

16.C(d) All Other Fees

The information set forth in the table under the headings “Other non-audit services — All other assurance services” and “Other non-audit services — All other services” in “Consolidated financial statements — Notes to the consolidated financial statements — Audit, audit related and other non-audit services” on page 140 of the Annual Report 2014 is incorporated herein by reference.

16.C(e)

The information set forth under the headings:

•	“Reports of the Board Committees — Audit & Risk Committee Chairman’s report” on page 83; and

•	“Consolidated financial statements — Notes to the consolidated financial statements — Audit, audit related and other non-audit services” on page 140 of the Annual Report 2014 is incorporated herein by reference.

16.C(f)

Not applicable

ITEM 16.E PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

The information set forth under the heading “Information for shareholders — Share buyback” on page 195 of the Annual Report 2014 is incorporated by reference.

ITEM 16.F CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable

ITEM 16.G CORPORATE GOVERNANCE

The information set forth under the heading “General Information — US Regulation — New York Stock Exchange” on page 112 of the Annual Report 2014 is incorporated herein by reference.

PART III

ITEM 17. FINANCIAL STATEMENTS

Not applicable

ITEM 18. FINANCIAL STATEMENTS

The financial information concerning the Company set forth under the headings:

•	“Report of the independent auditors — Consolidated financial statements — United States opinion” on page 121;

•	“Consolidated financial statements” on page 122

of the Annual Report 2014 is incorporated herein by reference.

ITEM 19. EXHIBITS

The following exhibits are filed as part of this annual report:

1.1	Articles of Association of the Company, incorporated by reference to Exhibit 1.1 to the Company’s Annual Report on Form 20-F dated May 26, 2010

4.1	Service contract appointing Gavin Patterson as Group Chief Executive dated September 16, 2013

4.2	Updated service contract of Tony Chanmugam, Group Finance Director, dated October 1, 2013

4.3	Letter of appointment of Warren East as a non-executive director, dated October 23, 2013

4.4	Updated letter of appointment for Nick Rose as a non-executive director, dated December 19, 2013

4.5	Updated letter of appointment for Tony Ball as a non-executive director, dated January 6, 2014

4.6	Updated letter of appointment for Warren East as a non-executive director, dated January 28, 2014

4.7	Updated letter of appointment for Phil Hodkinson as a non-executive director, dated January 29, 2014

4.8	Updated letter of appointment for Karen Richardson as a non-executive director, dated January 29, 2014

4.9	Updated letter of appointment for Jasmine Whitbread as a non-executive director, dated December 20, 2013

4.10	Letter of appointment of Iain Conn as a non-executive director, dated March 9, 2014

7.1	Table of Financial ratios

8.1	Significant subsidiaries as of March 31, 2014, see “Subsidiary undertakings” on page 181 of the Company’s Annual Report & Form 20-F included as Exhibit 15.2

12.1	Section 302 certification of Chief Executive

12.2	Section 302 certification of Group Finance Director

13.1	Section 906 certification

15.1	Consent of PricewaterhouseCoopers LLP, independent registered public accounting firm

15.2*	Annual Report & Form 20-F 2014

*	Certain of the information included within Exhibit 15.2, which is provided pursuant to Rule 12b-23(a)(3) of the Securities Exchange Act of 1934, as amended, is incorporated by reference in this Form 20-F, as specified elsewhere in this Form 20-F. With the exception of the items and pages so specified, the Annual Report & Form 20-F is not deemed to be filed as part of this Form 20-F.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

BT Group plc

/s/ Tony Chanmugam
Name: Tony Chanmugam
Title: Group Finance Director

Date: May 22, 2014