Form 20-F/A
period 2018-03-31
BT GROUP PLC
filed 2018-06-22
CIK 756620

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

Explanatory Note

This Amendment No. 1 to Form 20-F (“Form 20-F/A” or Amendment No. 1”) amends the annual report for the year ended 31 March 2018 of BT Group plc, which was filed with the Securities and Exchange Commission on 24 May 2018 (the “Original 2018 Form 20-F”). BT Group is filing this Amendment No. 1 solely to furnish Exhibit 101, which was not included in the Original 2018 Form 20-F. Exhibit 101 includes information in eXtensible Business Reporting Language (XBRL).

Except as described above, this Amendment No. 1 does not amend any information set forth in the Original 2018 Form 20-F, and BT Group plc has not updated disclosures included therein to reflect any events that occurred subsequent to 24 May 2018.

Pursuant to Rule 406T of Regulation S-T, these interactive data files are deemed furnished and not filed or part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933, as amended, and are deemed not filed for purposes of Section 18 of the Securities and Exchange Act of 1934, as amended, and are otherwise not subject to liability under those sections.

PART III

Item 19. Exhibits.

Exhibit Number	Description of Exhibit

101	(1) Consolidated Balance Sheets as of 31 December 2017 and 2016;

(2) Consolidated Statements of Income for the years ended 31 December 2017, 2016 and 2015;

(3) Consolidated Statements of Cash Flows for the years ended 31 December 2017, 2016 and 2015;

(4) Consolidated Statements of Equity for the years ended 31 December 2017, 2016 and 2015; and

(5) Notes to Consolidated Financial Statements.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

BT Group plc

/s/ Simon Lowth
Name: Simon Lowth
Title: Chief Financial Officer

Date: June 22, 2018