Form 20-F/A
period 2018-03-31
BT GROUP PLC
filed 2018-09-20
CIK 756620

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F/A

(Amendment No. 2)

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

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15 (d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).    Yes ☐    No ☐

Not Applicable

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

Explanatory Note

This Amendment No. 2 to Form 20-F (“Amendment No. 2”) amends the 2018 Form 20-F of BT Group plc (the “Company” and, together with its subsidiaries from time to time, the “Group”) filed with the Securities and Exchange Commission on 24 May 2018 (the “Original 2018 Form 20-F”), as amended by Amendment No. 1 to the Original 2018 Form 20-F filed with the Securities and Exchange Commission on 22 June 2018 (“Amendment No. 1”).

On 27 July 2018, BT Group plc announced it had been alerted to an error that its independent external actuary had made in its calculation of the Group’s IAS 19 accounting pension deficit at 31 March 2018. Management determined that, in accordance with US financial reporting requirements, the Group must restate its consolidated financial statements contained in the Original 2018 Form 20-F, as amended by Amendment No. 1.

The accounting error understated the net pension obligation, after tax, at 31 March 2018 by £393m (£476m gross of deferred tax) and overstated total equity in the balance sheet by £393m. The re-measurement gain of the net pension obligation recorded within the Group statement of comprehensive income for the year ended 31 March 2018 was overstated by £476m and tax expense on the pension re-measurement was overstated by £83m.

The error has no effect on the Group income statement or the Group cash flow statement or any amounts included in the financial statements for the years ending 31 March 2017 and 31 March 2016. It also has no effect on the 2017 triennial funding valuation of the BT Pension Scheme, associated cash contributions or on the pension scheme members.

Management has determined that, whilst there was a failure in the operation of controls at the Group’s independent external actuary (acting on behalf of management), our monitoring control did not identify the failure. This failure gave rise to the accounting error and constituted a material weakness. This material weakness, and the Group’s process for remediation, are further described on pages 183 to 185 of the Group’s Annual Report & Form 20-F for the year ended March 31, 2018 included as Exhibit 15.2 to this Amendment No. 2 (the “Annual Report 2018”).

The Annual Report 2018 included as Exhibit 15.2 to this Amendment No. 2 has been updated from the version included as Exhibit 15.2 to the Original 2018 Form 20-F to reflect corrections related to the IAS 19 accounting error and the resulting material weakness. The updated information in the Annual Report 2018 is as follows:

Updated Information	Annual Report 2018 Page References	Affected 20-F Items
Tax expense	127	5.A, 5.B, 5.D
Summarised balance sheet	127-128	5.A, 5.B, 5.D
Accounting position under IAS 19	129	5.A, 5.B, 5.D
Key movements in IAS 19 deficit	129	5.A, 5.B, 5.D
Controls and procedures	183-185	15
Report of Independent Registered Public Accounting Firm	200	15, 18
Group consolidated financial statements	201-267	6.A, 18
Summary group balance sheet	293	3.A, 5.D

Item 16.F has also been amended to reflect the material weakness related to the IAS 19 accounting error, and the related letters from KPMG LLP and PricewaterhouseCoopers LLP are included in this Amendment No. 2 as Exhibits 15.3 and 15.4, respectively.

Page references to the Annual Report 2018 have been updated throughout this Amendment No. 2, but no content has been updated except where explicitly stated above.

Except for the restated information described above, this Amendment No. 2 continues to present information as of the date of the Original 2018 Form 20-F. Other Items in this Amendment No. 2 are included for the convenience of the reader only and have not been updated from the Original 2018 Form 20-F, as amended by Amendment No. 1.

Other events occurring after the Original 2018 Form 20-F or other disclosures necessary to reflect subsequent events have been or will be addressed in other reports filed with or furnished to the SEC subsequent to the date of the Original 2018 Form 20-F. This Amendment No. 2 includes currently-dated certifications from the Group’s Chief Executive Officer and Chief Financial Officer, as required by Sections 302 and 906 of the Sarbanes-Oxley Act of 2002 (included in this Amendment No. 2 as Exhibits 12.1, 12.2 and 13.1). This Amendment No. 2 also includes a currently-dated consent letter from the Group’s independent registered public accounting firm as Exhibit 15.1.

All references in this Amendment No. 2 to “us”, “we” or “the Company”, are to BT Group plc. None of the websites referred to in the Annual Report 2018, including where a link is provided, nor any of the information contained on such websites is incorporated by reference in this Amendment No. 2.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable

ITEM 3. KEY INFORMATION

3.A Selected financial data

The information set forth under the headings:

•	“Selected financial data” on page 292; and

•	“Information for shareholders — Exchange rates” on page 302

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

•

Outside the UK, political and geopolitical risk can impact our business through changes in the regulatory and competitive landscape – an example is the US Administration’s changed approach to trade policy—but also as a direct threat to our people and assets as a result of social unrest or a breakdown in the rule of law.

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

Potential impact

If there is an adverse movement in foreign exchange and interest rates there could be a negative impact on the group’s profitability, cash flow, and balance sheet. Sensitivity in the income statement and shareholders’ equity arising from interest rate and foreign exchange volatility is shown in note 27 to the Consolidated Financial Statements beginning on page 256 of the Annual Report 2018 incorporated herein by reference.

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

ITEM 4. INFORMATION ON THE COMPANY

4.A History and development of the company

The information set forth under the headings:

•	“Our customer facing units” on page 72;

•	“Our corporate units” on page 114;

•	“Information for shareholders — Background” on page 298;

•	“Group performance — Capital expenditure” on page 124; and

•	“General information — Capital management and funding policy” on page 186 of the Annual Report 2018 is incorporated herein by reference.

4.B Business overview

The information set forth under the headings:

•	“Review of the year” on page 157;

•	“How we’re organised” on page 16;

•	“Our strategy” on page 20;

•	“What we do” on page 31;

•	“Our networks and physical assets” on page 35;

•	“Research and development” on page 37;

•	“Brand and reputation” on page 39;

•	“Our stakeholders” on page 42;

•	“The environment” on page 54;

•	“Our resources and culture” on page 35;

•	“Our customer facing units” on page 72;

•	“Our corporate units” on page 114;

•	“Consolidated financial statements — Notes to the consolidated financial statements — Segment information” on page 216;

•	“Financial and operational statistics — Operational statistics” on page 296;

•	“Information for shareholders — Cautionary statement regarding forward-looking statements” on page 297; and

•	“Information for shareholders — Further note on certain activities” on page 308 of the Annual Report 2018 is incorporated herein by reference.

4.C Organizational structure

The information set forth under the headings:

•	“Executive Committee” on page 18;

•	“Our business model” on page 30;

•	“Our customer facing units” on page 72;

•	“Our corporate units” on page 114; and

•	“Related undertakings” on page 272

of the Annual Report 2018 is incorporated herein by reference.

4.D Property, plants and equipment

The information set forth under the headings:

•	“Our networks and physical assets” on page 35;

•	“Properties” on page 37;

•	“The environment” on page 54;

•	“Our resources and culture” on page 35;

•	“Consolidated financial statements — Notes to the consolidated financial statements — Property, plant and equipment” on page 231; and

•	“Financial and operational statistics — Financial statistics” on page 294

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

•	“HM Government” on page 50;

•	“Regulators” on page 51;

•	“The environment” on page 54;

•	“Our resources and culture” on page 35;

•	“Alternative performance measures” on page 289; and

•	“Information for shareholders — Cautionary statement regarding forward-looking statements” on page 297

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

•	“Information for shareholders — Cautionary statement regarding forward-looking statements” on page 297;

•	“Consolidated financial statements — Notes to the consolidated financial statements — Loans and other borrowings” on page 251;

•	“Consolidated financial statements — Notes to the consolidated financial statements — Financial instruments and risk management” on page 256; and

•	“Consolidated financial statements — Notes to the consolidated financial statements — Financial commitments and contingent liabilities” on page 263 of the Annual Report 2018 is incorporated herein by reference.

5.C Research and development, patents and licenses

The information set forth under the headings:

•	“Research and development” on page 37; and

•	“Financial and operational statistics — Financial statistics” on page 294 of the Annual Report 2018 is incorporated herein by reference.

5.D Trend information

The information set forth under the headings:

•

“Group performance” on page 118, excluding the outlook table on page 119 and the information under the sub-heading “Outlook for 2018/19” on page 120 and the last sentence ending in “…in our Outlook on page 119.” under the sub-heading “Dividends” on page 123;

•	“Selected financial data” on page 292; and

•	“Information for shareholders — Cautionary statement regarding forward-looking statements” on page 297

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

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A Directors and senior management

The information set forth under the headings:

•	“Board of Directors” on page 134; and

•	“The Board” on page 136

of the Annual Report 2018 is incorporated herein by reference.

6.B Compensation

The information set forth under the headings:

•	“Reports of the Board committees — Report on Directors’ Remuneration” on page 156;

•	“Reports of the Board committees — Focus on Remuneration” on page 158;

•	“Reports of the Board committees — Annual Remuneration Report” on page 161;

•	“Consolidated financial statements — Notes to the consolidated financial statements — Retirement benefit plans” on page 236; and

•	“Consolidated financial statements — Notes to the consolidated financial statements — Share-based payments” on page 248 of the Annual Report 2018 is incorporated herein by reference.

6.C Board practices

The information set forth under the headings:

•	“Board of Directors” on page 134;

•	“The Board” on page 136;

•	“Reports of the Board committees — Report on Directors’ Remuneration” on page 156;

•	“Reports of the Board committees — Focus on Remuneration” on page 158;

•	“Reports of the Board committees — Remuneration Principles” on page 160;

•	“Reports of the Board committees — Annual Remuneration Report” on page 161; and

•	“Reports of the Board committees — Remuneration Policy” on page 173 of the Annual Report 2018 is incorporated herein by reference.

6.D Employees

The information set forth under the headings:

•	“Our people” on page 43;

•	“Group performance — Income statement — Operating costs” on page 121; and

•	“Consolidated financial statements — Notes to the consolidated financial statements — Employees” on page 221 of the Annual Report 2018 is incorporated herein by reference.

6.E Share ownership

The information set forth under the headings:

•	“Reports of the Board committees — Report on Directors’ Remuneration” on page 156;

•	“Reports of the Board committees — Focus on Remuneration” on page 158;

•	“Reports of the Board committees — Annual Remuneration Report” on page 161;

•	“Reports of the Board committees — Remuneration Policy” on page 173; and

•	“Consolidated financial statements — Notes to the consolidated financial statements — Share-based payments” on page 248 of the Annual Report 2018 is incorporated herein by reference.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A Major shareholders

The information set forth under the headings:

•	“Shareholders and Annual General Meeting — Relations with shareholders — Substantial shareholdings” on page 143; and

•	“Information for shareholders — Analysis of shareholdings at 31 March 2018” on page 299 of the Annual Report 2018 is incorporated herein by reference.

7.B Related party transactions

The information set forth under the headings:

•	“Directors’ information — Interest of management in certain transactions” on page 182; and

•	“Consolidated financial statements — Notes to the consolidated financial statements — Related party transactions” on page 262 of the Annual Report 2018 is incorporated herein by reference.

7.C Interests of experts and counsel

Not applicable

ITEM 8. FINANCIAL INFORMATION

8.A Consolidated statements and other financial information

See Item 18 below.

In addition, the information set forth under the headings:

•	“General information — Legal proceedings” on page 186;

•	“Group performance — Dividends” on page 123, excluding the last sentence ending in “…in our Outlook on page 119”;

•	“Consolidated financial statements — Notes to the consolidated financial statements — Specific items” on page 223;

•	“Consolidated financial statements — Notes to the consolidated financial statements — Financial commitments and contingent liabilities” on page 263;

•	“Information for shareholders — Dividends” on page 300; and

•	“Information for shareholders — Articles of Association (Articles) — Dividends” on page 303 of the Annual Report 2018 is incorporated herein by reference.

8.B Significant changes

The information set forth under the heading “Directors’ information — Going concern” on page 182 of the Annual Report 2018 is incorporated herein by reference.

ITEM 9. THE OFFER AND LISTING

9A. Offer and listing details

The information set forth under the heading “Information for shareholders — Stock exchange listings — Share and ADS prices” on page 298 of the Annual Report 2018 is incorporated herein by reference.

9B. Plan of distribution

Not applicable

9C. Markets

The information set forth under the heading “Information for shareholders — Stock exchange listings” on page 298 of the Annual Report 2018 is incorporated herein by reference.

9D. Selling shareholders

Not applicable

9E. Dilution

Not applicable

9F. Expenses of the issue

Not applicable

ITEM 10. ADDITIONAL INFORMATION

10A. Share capital

Not applicable

10B. Memorandum and articles of association

The information set forth under the heading “Information for shareholders — Articles of Association (Articles)” on page 303 of the Annual Report 2018 is incorporated herein by reference.

10C. Material contracts

Not applicable

10D. Exchange controls

The information set forth under the heading “Information for shareholders — Limitations affecting security holders” on page 308 of the Annual Report 2018 is incorporated herein by reference.

10E. Taxation

The information set forth under the heading “Information for shareholders — Taxation (US Holders)” on page 305 of the Annual Report 2018 is incorporated herein by reference.

10F. Dividends and paying agents

Not applicable

10G. Statement by experts

Not applicable

10H. Documents on display

The information set forth under the heading “Information for shareholders — Documents on display” on page 309 of the Annual Report 2018 is incorporated herein by reference.

10I. Subsidiary information

Not applicable

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The information set forth under the headings:

•	“Consolidated financial statements — Notes to the consolidated financial statements — Significant accounting policies — Financial instruments” on page 214; and

•	“Consolidated financial statements — Notes to the consolidated financial statements — Financial instruments and risk management” on page 256

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

16C.(a) Audit Fees

The information set forth in the table under the heading “Audit services” in “Consolidated financial statements — Notes to the consolidated financial statements — Audit, audit related and other non-audit services” on page 222 of the Annual Report 2018 is incorporated herein by reference.

16C.(b) Audit-Related Fees

The information set forth in the table under the heading “Audit related assurance services” in “Consolidated financial statements — Notes to the consolidated financial statements — Audit, audit related and other non-audit services” on page 222 of the Annual Report 2018 is incorporated herein by reference.

16C.(c) Tax Fees

The information set forth in the table under the headings “Other non-audit services — Taxation compliance services” and “Other non-audit services — Taxation advisory services” in “Consolidated financial statements — Notes to the consolidated financial statements — Audit, audit related and other non-audit services” on page 222 of the Annual Report 2018 is incorporated herein by reference.

16C.(d) All Other Fees

The information set forth in the table under the headings “Other non-audit services — All other assurance services” and “Other non-audit services — All other services” in “Consolidated financial statements — Notes to the consolidated financial statements — Audit, audit related and other non-audit services” on page 222 of the Annual Report 2018 is incorporated herein by reference.

16C.(e)

The information set forth under the headings:

•	“Reports of the Board committees — Audit & Risk Committee Chairman’s report” on page 144; and

•	“Consolidated financial statements — Notes to the consolidated financial statements — Audit, audit related and other non-audit services” on page 222 of the Annual Report 2018 is incorporated herein by reference.

16C.(f)

Not applicable

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

The information set forth under the heading “Information for shareholders — Share buyback” on page 300 of the Annual Report 2018 is incorporated by reference.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

PricewaterhouseCoopers LLP (“PwC”) was our auditor for the 2017/18 financial year and for prior financial years. KPMG LLP (“KPMG”) has been appointed as our auditor beginning with the 2018/19 financial year, and the appointment was approved by shareholders at the Company’s Annual General Meeting on 11 July 2018.

PwC and its predecessor firms have been our auditors since BT listed on the London Stock Exchange in 1984 and PwC’s reappointment had not been subject to a tender until 2017 when the Audit & Risk Committee recommended to the Board that an audit tender process be undertaken with a view to appointing a new auditor for the financial year 2018/19. PwC advised the Audit & Risk Committee on 11 April 2017 that it would not participate in the tender process and so effectively indicated that it would decline to stand for re-election after the completion of the 2017/18 audit for the purposes of Item 16F(a)(1)(i) of Form 20-F. In this regard, we note that PwC would only have been permitted to serve as our auditor until the end of the 2019/20 audit due to the auditor rotation rules in the United Kingdom. In June 2017, following the conclusion of the audit tender process, we announced that the Board had approved the proposed appointment of KPMG as auditor beginning with the 2018/19 financial year, and the appointment was approved by shareholders at the Annual General Meeting on 11 July 2018.

PwC audited our financial statements for 2015/16 and 2016/17 as well as our 2017/18 financial statements included in this Form 20-F. None of the reports of PwC on those financial statements contained an adverse opinion or disclaimer of opinion, or was qualified or modified as to uncertainty, audit scope or accounting principles.

During those fiscal years there were no disagreements with PwC, whether or not resolved, on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which, if not resolved to PwC’s satisfaction, would have caused PwC to make reference to the subject matter of the disagreement in connection with their reports. During such fiscal years there were no “reportable events” as that term is defined in Item 16F(a)(1)(v) of Form 20-F other than management concluded that there was a material weakness in internal control over financial reporting as at 31 March 2017 in respect of the Italian business and as at 31 March 2018 in respect of the IAS 19 accounting error, each as described on pages 183 to 185 of the Annual Report 2018 incorporated herein by reference.

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

We have provided KPMG with a copy of this disclosure in response to Item 16F and requested that KPMG provides us with a letter addressed to the Securities and Exchange Commission stating whether they agree with such disclosure. A copy of KPMG’s letter, dated September 20, 2018, is attached as Exhibit 15.3 to this Amendment No. 2.

We have provided PwC with a copy of this disclosure in response to Item 16F and requested that PwC provides us with a letter addressed to the Securities and Exchange Commission stating whether they agree with such disclosure. A copy of PwC’s letter, dated September 20, 2018, is attached as Exhibit 15.4 to this Amendment No. 2.

ITEM 16G. CORPORATE GOVERNANCE

The information set forth under the heading “General Information — US Regulation — New York Stock Exchange” on page 183 of the Annual Report 2018 is incorporated herein by reference.

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable

PART III

ITEM 17. FINANCIAL STATEMENTS

Not applicable

ITEM 18. FINANCIAL STATEMENTS

The financial information concerning the Company set forth under the headings:

•	“Report of the independent auditors — Consolidated financial statements — United States opinion” on page 200; and

•	“Financial statements” on page 201

of the Annual Report 2018 is incorporated herein by reference.

ITEM 19. EXHIBITS

The following exhibits are filed as part of this annual report:

1.1	Articles of Association of the Company, incorporated by reference to Exhibit 1.1 to the Company’s Annual Report on Form 20-F dated May 19, 2016

4.1	Letter of appointment of Jan du Plessis as a non-executive director, dated March 8, 2017, with effect from 1 June 2017, incorporated by reference to Exhibit 4.5 to the Company’s Annual Report on Form 20-F dated May 25, 2017

4.2	Service contract appointing Jan du Plessis as Chairman, dated March 8, 2017, with effect from 1 November 2017, incorporated by reference to Exhibit 4.6 to the Company’s Annual Report on Form 20-F dated May 25, 2017

7.1	Table of Financial ratios, incorporated by reference to Exhibit 7.1 to the Original 2018 Form 20-F

8.1	Significant subsidiaries as of March 31, 2018, see “Related undertakings” on page 272 of the Annual Report & Form 20-F 2018 included as Exhibit 15.2

12.1	Section 302 certification of Chief Executive

12.2	Section 302 certification of Chief Financial Officer

13.1	Section 906 certification

15.1	Consent of PricewaterhouseCoopers LLP, independent registered public accounting firm

15.2*	Annual Report 2018

15.3	Letter from KPMG LLP to the U.S. Securities and Exchange Commission, dated September 20, 2018

15.4	Letter from PricewaterhouseCoopers LLP to the U.S. Securities and Exchange Commission, dated September 20, 2018

101	The following materials from this Amendment No. 2 formatted in XBRL (eXtensible Business Reporting Language): (i) the Group income statement, (ii) the Group statement of comprehensive income, (iii) the Group balance sheet, (iv) the Group statement of changes in equity, (v) the Group cash flow statement and (vi) the Notes to the consolidated financial statements.

*

Certain of the information included within Exhibit 15.2, which is provided pursuant to Rule 12b-23(a)(3) of the Securities Exchange Act of 1934, as amended, is incorporated by reference in this Amendment No. 2, as specified elsewhere in this Amendment No. 2. With the exception of the items and pages so specified, the Annual Report 2018 is not deemed to be filed as part of this Amendment No. 2.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

BT Group plc

/s/ Simon Lowth
Name: Simon Lowth
Title: Chief Financial Officer

Date: September 20, 2018