Form 20-F
period 2019-03-31
BT GROUP PLC
filed 2019-05-23
CIK 756620

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended 31 March 2019

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

(203) 461-8098

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class:	Trading Symbol(s)	Name of each exchange on which registered:
American Depositary Shares	BT	New York Stock Exchange
Ordinary shares of 5p each		New York Stock Exchange*

*	Not for trading, but only in connection with the registration of American Depositary Shares representing these shares, pursuant to the requirements of the Securities and Exchange Commission.

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

Act.    Yes  ☒    No  ☐

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

Note — Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15 (d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).    Yes  ☒    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

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

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.    Item 17  ☐    Item 18  ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).     Yes  ☐    No  ☒

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.    Yes  ☐    No  ☐

Not Applicable

All references in this Form 20-F to “us”, “we” or “the Company”, are to BT Group plc. None of the websites referred to in the Annual Report for the year ended March 31, 2019 included as Exhibit 15.2 to this Form 20-F (the “Annual Report 2019”), including where a link is provided, nor any of the information contained on such websites is incorporated by reference in this Form 20-F.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable

ITEM 3. KEY INFORMATION

3.A Selected financial data

The information set forth under the heading “Selected financial data” on page 188 of the Annual Report 2019 is incorporated herein by reference.

3.B Capitalization and indebtedness

Not applicable

3.C Reasons for the offer and use of proceeds

Not applicable

3.D Risk factors

Principal risks and uncertainties

The principal risks and uncertainties that affect us could have an impact on our business, brand, assets, revenue, profits, liquidity and capital resources. The principal risks we described last year have evolved, and so has our response to them.

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

We recognise the uncertainty that political and geopolitical risks present and have continued to operate a specific Brexit programme across BT that looks at how we might be affected and what our response should be. This programme is keeping a close watch on developments, and reports to a steering group chaired by our group CFO.

STRATEGIC RISKS

Competition & Technology Changes

Our strategy and business model could be disrupted by technology change and/or intensifying competition from established players and new entrants into our markets. This competition compounds some of the external challenges that we see in the market place, notably:

•	fixed broadband and mobile connectivity nearing saturation

•	customers seeking fast migration from higher-margin legacy products to fully digitised, converged, secure, faultless solutions

•	efficient markets demanding clear differentiation for premium pricing, driving price deflation of basic connectivity and data

•	high exit barriers, prolonging and intensifying competition even when selected companies in the sector are struggling to generate economic returns.

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

What’s changed over the last year?

Set against a challenging economic climate our leading competitors have been very active over the last 12 months. Important developments included:

•	The UK telecom market has struggled to grow.

•	Competition increased in the UK as many of our competitors tried to take more market share.

•	Some alternative network providers announced fibre network investment plans in the UK.

•	UK sports rights competition increased, with Amazon winning a three-year broadcast package for the Premier League, starting in 2019.

•	Competitors are developing their future 5G propositions.

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

Potential impact

Some of our revenue comes from supplying wholesale services to markets where Ofcom has found us to have significant market power. This includes revenue relating to services where regulation requires us to cut average prices each year by a specific, real-term percentage for a three-year period.

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

What’s changed over the last year?

Ofcom has continued its cycle of market reviews, including consultations on the business connectivity and physical infrastructure markets and on its move to more holistic regulation of access across business and residential markets.

Ofcom also published Digital Communications Review Implementation Reports in June and November 2018 reviewing BT’s and Openreach’s adoption of the Commitments and Governance Protocol.

Consumer issues such as charges once a customer’s minimum contract term expires were part of a super-complaint made by Citizens Advice in September 2018 to the Competition and Markets Authority, which covered matters across the telecommunications and financial services sectors and has been referred back to Ofcom.

Finally, the Department for Digital, Culture, Media and Sport published its Future Telecoms Infrastructure Review in July 2018 as part of the Government’s modern Industrial Strategy, setting out a longer-term vision for the UK’s connectivity and associated infrastructure.

Political Risk

Across our operations we are exposed to the effects of political and geopolitical risks, in particular:

•

In the UK, internet access is increasingly seen as an essential part of people’s lives. As a result, political debate continues to focus on network coverage, quality and speed of service, as well as broader issues of online safety and security. As well as providing a critical element of the UK’s national infrastructure, both fixed and wireless, we’re also engaged in supporting high-profile programmes such as the Broadband Delivery UK regional fibre deployment programme and the Emergency Services Network.

•

The result of the UK referendum to leave the European Union (‘Brexit’) significantly increased political uncertainty. This continues to impact political debates around the United Kingdom, such as the possibility of a second Scottish Independence referendum and the complex situation in Northern Ireland including border matters.

•

Outside the UK, political and geopolitical risk can impact our business through changes in the regulatory and competitive landscape but also as a direct threat to our people and assets as a result of social unrest or a breakdown in the rule of law.

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

The impacts of Brexit are still uncertain while the UK’s future trading and transition relationship with the EU is determined, albeit the agreement in principle on a number of withdrawal measures was welcome, notably the commitment to protect the rights of EU citizens living in the UK and vice versa. There is the potential for our costs to increase, for example through any changes required to our systems to reflect new taxes or customs duties or other processes. Our regulatory risk could increase if there were to be future divergence with the EU regime. Our suppliers may face disruption as a result of challenges in their own organisations and supply chains. Also, delivering a great customer experience and great network will become more challenging if it is harder for us to recruit and retain skilled talent and to source a sufficient construction workforce. The UK economy may also suffer as a result of this uncertainty.

Geopolitical risk outside the UK can most clearly impact our Communications Industry Regulation risk, but also our Security and Resilience risks where it poses a threat to the continuity of our operations.

What’s changed over the last year?

There has been continued uncertainty over the eventual nature and timing of Brexit, despite ongoing negotiations between the EU and UK to agree arrangements against a backdrop of domestic political instability that has included new political parties being established and the defection of MPs from both the Conservative and Labour parties. In the build up to the UK’s scheduled exit from the EU we’ve continued our contingency planning activities, including issuing communications to our people and working with our suppliers to understand issues such as how we can best manage stock levels through this period.

In the UK, there was continued high political interest and policy focus around communications – particularly fibre broadband and 5G. As referenced above, this included the publication by the Department for Digital, Culture, Media and Sport of its Future Telecoms Infrastructure Review in July 2018. There was also more political focus on issues like consumer pricing and contracts, and security and competition in the communications supply chain.

FINANCIAL RISKS

Pensions Risk

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

Potential impact

The next valuation of the BTPS is scheduled to take place as at 30 June 2020. When a valuation is calculated, the funding position is affected by the financial market conditions at the valuation date. When determining expected future returns on the Scheme assets, different factors are taken into account, including yields (or returns) on government bonds. If assets returns are lower than expected over the period to the next valuation, or a lower future investment return assumption is adopted at the 30 June 2020 valuation, the deficit would likely increase, potentially leading to a higher level of future deficit payments. Indirectly it may also have an adverse impact on our share price and credit rating.

Any deterioration in our credit rating would increase our cost of borrowing and may limit the availability or flexibility of future funding for the group, thereby affecting our ability to invest, pay dividends or repay debt as it matures.

What’s changed over the last year?

The actuarial valuation of the Scheme as at 30 June 2017 was announced in May 2018. This led to a £2bn contribution in June 2018, funded by proceeds from issuing long-term bonds to the BTPS. Agreement of this valuation and the associated funding plan provides certainty over the level of cash contributions required until the next triennial valuation is concluded, taking place no later than as at 30 June 2020.

As part of the actuarial valuation, we discussed the Scheme’s approach to investing assets with the Trustee. The resulting changes should help protect the BTPS from volatile investment returns and high inflation by investing in a way which provides greater certainty over the Scheme’s ability to meet benefit payments over the longer term.

We also reviewed pension arrangements for our UK people, closing Sections B and C of the BTPS to future benefit accrual on 30 June 2018 (representing more than 99% of active members at the time). This has largely removed the build-up of additional future liabilities in the BTPS.

In March 2019 The Pension Regulator issued its Annual Statement, which increased the regulatory pressure on companies – for example encouraging trustees to seek shorter Recovery Plans (of less than 7 years) and to aim for contributions no lower than dividend payments. This could potentially have a negative impact on the level and timing of BT’s cash contributions following the next valuation at 30 June 2020.

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

Potential impact

If there is an adverse movement in foreign exchange and interest rates there could be a negative impact on the group’s profitability, cash flow, and balance sheet. Sensitivity in the income statement and shareholders’ equity arising from interest rate and foreign exchange volatility is shown in note 27 to the consolidated financial statements.

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

What’s changed over the last year?

We continue to face similar treasury risks as in financial year 2017/18.

Earlier in the year S&P and Fitch downgraded our credit rating, due to concerns over the effect that competing pressures, including those related to our pension and our network investments, may have on our cash flows. The three main agencies now rate us Baa2/BBB with stable outlook.

Global tax rules also continue to evolve, for example the OECD’s Base Erosion and Profit Shifting project, US tax reform, the European Commission’s challenge to tax practices under state aid provisions, and EC and UK proposals for the introduction of an interim digital services tax. All these change the current and future tax consequences of business decisions. As the external tax environment changes, we have to make more judgements to forecast the future tax consequences of business decisions.

COMPLIANCE RISKS

Significant Financial Control Failure Risk

Financial controls, and the assurance that exists over them, play an important part in our ability to prevent and detect inappropriate behaviour and error. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Therefore even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

Potential impact

Failures in our financial control framework could result in financial misstatement, financial loss including a failure to prevent fraud, or key decisions being taken based on incorrect information.

What’s changed over the last year?

A new central financial controls and assurance team has been created with responsibility for setting and maintaining finance controls, policies and standards. During the year, the team continued the improvements and commenced a significant Sarbanes-Oxley control enhancement programme which identified two particular areas requiring remediation: IT general controls and risk assessment, in particular, documentation of information used in controls. Although significant improvements have been made, remediation and testing of all remediating plans was not complete at 31 March 2019 and will be a significant focus for 2019/20. We concluded that unremediated deficiencies in the two areas resulted in a material weakness in our internal control over financial reporting as at 31 March 2019 as defined by the Sarbanes-Oxley Act. As a result, management concluded that our disclosure controls and procedures were not effective to provide reasonable assurance that information required to be disclosed by us in the reports that we file or furnish under the Exchange Act is recorded, processed, summarised and reported, within the time periods specified in the applicable rules and forms.

Management also carried out an assessment of our close procedures, which resulted in more detailed and holistic quarterly reviews, improved quality and timeliness of reviews, as well as reduced duplication and increased standardisation.

The central financial controls and assurance team also support the BT units’ first line compliance teams in the enhancement of and compliance with their financial process and related control frameworks. The programme of detailed balance sheet reviews, including in our operations outside the UK have continued in 2018/19. All actions resulting from these reviews are tracked and monitored and the reviews performed in 2018/19 have not identified significant issues or areas of concern.

KPMG became our new external auditors this year. We have also brought together, under new management, our risk management, compliance, internal audit and some second line assurance functions with the intention of creating more integrated and aligned assurance activity.

Privacy, Data Protection and Governance

We control and process huge quantities of customer data around the world, so observing data privacy laws is something we take extremely seriously. It’s essential that individuals and businesses can trust us to do the right thing with their data.

We make sure our customers’ data is secure, and protected against both internal and external threats (e.g. cyber-attacks). Being trusted with our customers’ data goes further than that though. It means preserving the integrity of the personal data we process, and only keeping the things we need to provide customers with the services they’ve signed up for. It also means being transparent around how we use customer data, who we share it with, making sure the way we process personal data is legal, fair and in line with customers’ rights and wishes, and ensuring that we fulfil the legal obligations we have when customers want to exercise their rights under data legislation.

As a communications provider we currently operate under a stringent reporting regime to tell the UK Information Commissioner’s Office (ICO) if we become aware of a personal data security breach. We must also tell any affected individuals as quickly as possible if the incident is likely to have an impact on them.

An individual’s fundamental right to privacy is reflected in the fact that data privacy laws are in force in more than 100 countries. The nature of those laws varies across different parts of the world. Increasingly we (and other multinationals) have to show that we’re handling personal data in line with a complex web of national data laws and society’s ethical expectations.

Potential impact

Failing to stick to data protection and privacy laws could result in regulatory enforcement action, significant fines, class-action, prison sentences and the regulator telling us to stop processing data.

On top of that, we could see huge reputational damage and big financial losses. Those losses could come from fines and damages if we fail to meet our legal requirements, as well as the subsequent customer churn. Companies who’ve had high profile data incidents have seen a significant impact to their share price and suffered ongoing costs from their non-compliance.

What’s changed over the last year?

The EU General Data Protection Regulation (EU GDPR) came into force on 25 May 2018. It is deemed one of the biggest shake ups in data law for over a decade. It’s been created to update the existing law to ensure that individuals’ data is protected and secured and gives people a greater say as to how their data is used. It also increases their rights as to how their personal data is kept, used and retained by businesses. The sanctions for breaching the GDPR are significantly higher than under the previous regime, which could result in a substantial fine in the event of a breach.

Scrutiny from national regulators is increasing as companies are monitored to ensure they are working in compliance with the new law. In addition within the last 12 months several large companies have suffered further well-publicised data incidents.

Health, Safety and Wellbeing

Our colleagues are crucial to our business and if they feel safe, healthy and happy they will perform better for our customers and our shareholders. Working to reduce the risk of harm to our people helps us comply with health and safety laws wherever we operate.

Many of our people, especially our UK engineers, work for much of the time in community settings where we have limited control over the working environment. Much of the network is carried above ground level and temporary work at height is a major risk for us. All of our people work in a fast-paced and highly competitive sector where change is constant and psychological pressures are significant. Managing physical and psychological hazards is therefore complex.

There is a risk we might fail to ensure the health, safety and wellbeing of our people or members of the public, in breach of health and safety laws and regulations.

Potential impact

We work to make sure our people go home safely every day. Any health and safety failure could result in injury to our people or members of the public, financial penalties, hindered or stopped operations and/or reputational damage.

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

What’s changed over the last year?

We aim to adapt our technology and working practices to help reduce the physical risks to our people, although there can be no assurances that these changes will be successful. For example, this year we introduced new TETRA ladders to the Openreach workforce to support safer working at height.

In parallel, a change in our workforce is increasing risks in areas such as driving. We’ve had a mature workforce with little labour turnover for many years. That cadre is reaching retirement age and so we’re recruiting large numbers of younger people. The new intake may have a different risk attitude, combined with less experience, so we need to make sure we put in additional safeguards with less reliance on expertise and individual judgement.

The pace of upgrading the network, fixed and mobile, has continued to accelerate. That increases our civil engineering workload and the hazards and risks associated with that type of work.

The pace and scale of change within the business has also continued to accelerate and we’re aware this has a psychological impact on our people. Finally, we’ve also appointed a new Director of Health, Safety and Wellbeing this year.

Ethical Culture

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

Potential impact

If our people, or associates like suppliers or agents, breach anti-corruption, bribery, sanctions or other legislation there could be significant penalties, criminal prosecution and damage to our brand and reputation. This could have an impact on future revenue and cash flow depending on the nature of the breach, the legislation concerned and any penalties. If we were accused of corruption, bribery, human rights abuses, violating sanctions regulations or other laws, it could lead to reputational damage with investors, regulators, civil society and customers. A breakdown in our financial control framework could result in financial misstatement.

What’s changed over the last year?

We’ve seen an increase in Speak Up (BT’s confidential whistleblowing service) reports and conflict of interest registrations. This is indicative of a culture where people are more aware and confident to tell us about their concerns.

In terms of anti-corruption and bribery enforcement generally, we’ve continued to see a steady flow of significant cases from both the UK Bribery Act and the FCPA. There’s also been an increase in legislation (either enacted or proposed) to address and report on human rights abuses by companies.

OPERATIONAL RISKS

Customer Experience

There is a risk that our customer experience (products and services, culture, brand, processes, leadership, technology, people and policies) may not be brand enhancing nor drive sustainable profitable revenue growth.

Potential impact

If we don’t deliver a great customer experience it could damage our brand, cause customers to leave and so reduce our revenue, or even lead to financial penalties. It could also impact our people’s pride in working for BT. Perceptions around poor customer experience also have the potential to influence political and regulatory discussions and interventions, which can in turn then impact our business.

What’s changed over the last year?

Customer complaints to Ofcom reduced by a third for both BT’s consumer broadband and EE’s mobile customers when measured on a year on year basis. From the 1st April, Consumer has chosen to automatically compensate BT brand customers if we miss our provision or repair promises. EE will join this scheme in 2020 with Plusnet to follow.

Our consumer brands came together under a new Consumer Unit and we combined Business & Public Sector with Wholesale & Ventures to create a new ‘Enterprise’ division. Our One BT change programme includes activity to simplify the way we work. However, as that and other change programmes progress, there emerges an associated risk that the volume of change across BT could result in a loss of focus on delivering for the customer.

We also launched our new Be There brand positioning and launch new and innovative products to further enhance our customers’ experience.

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

One of our highest profile contracts is providing a key element of the UK Emergency Services Network (ESN) on our EE mobile network. The complexities described above all apply to this programme. This service is delivered with several partners and managed by the Home Office. Furthermore, the criticality of this service increases our risk exposure, and given the network provides emergency services communications for the UK, any in-life network performance issues could have reputational consequences for BT.

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

What’s changed over the last year?

Governance and risk management over our major customer contracts remains a key area of focus. Initiatives over the course of the year have included a focus on: learning more about why the performance of some contracts deteriorates and how to stop it happening in future; the process for management reviewing contracts; long-term forecasting; our contract management systems and governance processes; and redefining and enhancing our controls and assurance.

On top of deploying the second and third phases of our BDUK contracts, we continued to win new BDUK work to further extend coverage of superfast broadband in rural areas. Although these third phase contracts are smaller in scale and coverage, the deployment challenges are significantly greater in terms of the geography encountered as we reach further into the final 5% of households.

We also agreed a new ESN contract framework with the Government. While our broadband contracts and ESN carry a different risk profile to other major corporate contracts, we apply our governance and reporting processes to make sure we identify risks and mitigation activities and report them to management.

Service Interruption

Our commercial success is firmly rooted in our reputation for the security and resilience of our services. So we strive to maintain the highest standards of protection and incident management in order to confront the natural perils, network and system faults, and malicious acts that threaten our operations.

There is a risk we are unable to prevent and respond to incidents caused by natural perils, network and system faults, and malicious acts that threaten our network We may also fail to prevent interruption to our services as a result of supply chain failure, software changes, equipment faults, fire, flood, infrastructure outages and sabotage.

Potential impact

The consequences of service interruption can include major financial loss, long-term damage to reputation and loss of market share. Regulatory sanctions, fines and contract penalties might be applied, contracts might be terminated, and costly concessions might be needed, together with unplanned and rapid improvements to retain business and rebuild trust. We might also miss opportunities to grow revenue and launch new services ahead of the competition.

What’s changed over the last year?

Extreme weather always challenges our IT and network estate. This year we had to keep our network operating through the joint hottest UK summer on record, lightning storms and heavy rain. Another driver of service interruption can arise from technology aging and no longer being supported by its suppliers. We’ve therefore particularly focused on technology lifecycle management to recognise and manage the risks associated with our systems estate over time.

Cyber and Information Security

Security risks could arise from people inside BT or from external sources like hacktivists, criminals, terrorists or nation states attacking our infrastructure and assets, for example through use of hacking tools, phishing scams and disruptive malware.

As noted above, our commercial success is firmly rooted in our reputation for the security and resilience of our services. So we strive to, as far as possible, detect, prevent, limit the impact of and respond to any cyber-attacks that threaten our operations.

By monitoring cyber-attacks on our networks and systems and our peers and customers, we see that hacking tools, phishing scams and disruptive malware are becoming more sophisticated and yet more accessible to attackers. In response, we continue to develop our cyber defence capability, make use of proactive threat hunting and invest more in automatic detection and prevention systems.

Potential impact

The consequences of security risks can include major financial loss, long-term damage to reputation and loss of market share. Regulatory sanctions, fines and contract penalties might be applied, contracts might be terminated, and costly concessions might be needed, together with unplanned and rapid improvements to retain business and rebuild trust. We might also miss opportunities to grow revenue and launch new services ahead of the competition.

What’s changed over the last year?

Cyber attackers are learning how to defeat conventional defences such as Anti-Virus (AV), proxy servers, and basic authentication. They are changing malware signatures faster than AV vendors can deliver matching identity files, launching Denial of Service attacks that are disguised as legitimate traffic at the application level, and using increasingly convincing phishing emails to trick users into giving access to restricted systems. The growth in ransomware attacks has made headline news and caused significant disruption to some of our corporate customers, but we have so far managed to avoid such consequences. Our incident management teams are gaining experience from these events and applying lessons learned to improve our responses. We’re also helping customers by sharing this expertise.

Major corporates have continued to fall victim to cyberattack, with a number of high-profile incidents occurring in 2018/19. Also of particular significance this year was the EU General Data Protection Regulation (EU GDPR) coming into force on 25 May 2018, which could be relevant to this risk where a cyber-attack also results in a data breach.

Supplier Risk

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

Our dealings with suppliers follow our trading and ethical policies, from the way we choose them to the contracts we sign and how we pay them.

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

If any link in our supply chain falls foul of the law, or fails to meet our ethical expectations, that could damage our reputation – possibly leading to legal action, fines and lost revenue.

If we don’t meet the expectations of regulators that govern us and the data we manage, it could result in significant penalties. In the case of EU General Data Protection Regulation 2018, this could amount to 4% of our global annual turnover.

What’s changed over the last year?

We dedicate time to assessing emerging geopolitical threats and the impact they could have on our supply chain. These include the impacts of the UK vote to leave the EU, which has required extensive preparation on our part to understand our suppliers’ readiness and the impact the availability of goods and services. Other impacts of supplier risk include the threat of modern slavery and human trafficking; and the growing threat of cyber-attacks on our systems and networks where our suppliers represent a source of vulnerability.

We continue to monitor the trend for mergers and acquisitions in some of the global markets we do business in. It highlights the risk of us becoming too dependent on single or monopolistic suppliers. We also try to make sure that suppliers do not become too dependent on us. Both scenarios are unhealthy for our business.

With EU GDPR coming into force, we worked closely with our suppliers through the year to help protect our people and customers and incorporate privacy-by-design and default into the products and services they supply us. More broadly, we have also started work to establish a new centralised third-party risk and control capability.

Over the course of the year there has been significant geo-political focus on Huawei, one of our major suppliers whose products include mobile handsets and also equipment for both current networks and for future 5G networks. On 15 May 2019, the U.S. government issued an Executive Order relating to the information and communications technology and services supply chain, which allows for the prohibition of certain transactions that pose a risk to U.S. national security. On 16 May 2019, the U.S. Department of Commerce amended its Entity List of restricted persons to include a number of Huawei entities. Certain transactions with the listed Huawei entities of any item subject to the Export Administration Regulations now require prior licensing. On 20 May 2019, the Department of Commerce issued a Temporary General License allowing specified activities for a period of 90 days. We have been closely monitoring these developments and will continue to do so as governments determine their future policies. In December 2018 we announced that in line with our long-standing network architecture principles around the use of Huawei, we will replace the current Huawei 4G core (inherited through the EE acquisition). This will be implemented as we move to a future new and combined 4G/5G core.

Colleague Engagement

Our people are central to everything we do and a vital part of our ambition to deliver a great customer experience and sustainable, profitable revenue growth. Our people strategy supports this ambition by creating an inclusive and enjoyable workplace so that our people can thrive as part of a dynamic business. Great employee engagement is necessary to ensure we meet our strategic aims.

Potential impact

We need to transform our business while also continuing to recruit, retain and engage our workforce to deliver a great customer experience and grow the business. An adverse reaction to change could impact talent retention resulting in a loss of critical skills and greater need for external recruitment, which would add cost to the business. Poor engagement also raises the risk of general industrial unrest and action, which in turn could cause disruption to our operations and the services that we provide to our customers.

What’s changed over the last year?

We’ve worked constructively with our unions this year to agree a number of transformation initiatives, including changes to our defined benefit pension scheme and the TUPE transfer of our people into Openreach Limited. As we create a simpler business, we’re also working closely with them to roll out a new people framework defining job families and career levels for our people.

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

As we describe elsewhere, we’ve been working hard on improving our customers’ experiences. If our transformation programmes do not deliver their intended customer benefits, or divert colleagues’ attention away from serving our customers, then we may suffer a reduction in the quality of the service we provide, and as a result incur customer churn and even financial penalties in some cases.

There is also a risk that we could overspend on the change programme itself.

What’s changed over the last year?

Over the past year, we have progressed delivery of our BT transformation plan and reorganising our business, including establishing a new people framework for our management grades. Work has continued delivering a new Digital Global Services with a new organisational structure. We have also completed the integration of our Business and Public Sector and Wholesale and Ventures units into a single new Enterprise unit.

ITEM 4. INFORMATION ON THE COMPANY

4.A History and development of the company

Background

BT Group plc is a public limited company registered in England and Wales and listed on the London and New York Stock Exchanges. It was incorporated in England and Wales on 30 March 2001 as Newgate Telecommunications Limited with the registered number 4190816. Its registered office address is 81 Newgate Street, London EC1A 7AJ and its telephone number is 020 7356 5000 (from within the United Kingdom) and +44 1793 596 931 (from outside the United Kingdom). The company changed its name to BT Group plc on 11 September 2001. The principal laws and legislation under which BT Group plc operates is the Companies Act 2006, as amended, and regulations made under it.

Following the demerger of mmO2 from BT in November 2001, the continuing activities of BT were transferred to BT Group plc.

British Telecommunications plc is a wholly-owned subsidiary of BT Group plc and encompasses virtually all the businesses and assets of the group. The successor to the statutory corporation British Telecommunications, it was incorporated in England and Wales as a public limited company, wholly owned by the Government, as a result of the Telecommunications Act 1984. Between November 1984 and July 1993, the Government sold all of its shareholding in British Telecommunications plc in three public offerings.

The information set forth under the headings:

•	“About BT” on page 4;

•	“Our customer-facing units” on page 5;

•	“Our corporate units” on page 5;

•	“Group performance — Capital expenditure” on page 37; and

•	“General information — Capital management and funding policy” on page 97 of the Annual Report 2019 is incorporated herein by reference.

4.B Business overview

The information set forth under the headings:

•	“About BT” on page 4;

•	“Our customer-facing units” on page 5;

•	“Our corporate units” on page 5;

•	“Market context” on page 8;

•	“Our business model” on page 12;

•	“Our strategy” on page 14;

•	“Strategic progress – Delivering a differentiated customer experience” on page 16;

•	“Strategic progress – Building the best converged network” on page 18;

•	“Strategic progress – Creating a simplified, leaner and more agile business” on page 20;

•	“Our stakeholders” on page 22;

•	“Our performance as a sustainable and responsible business” on page 32;

•	“A message from the Openreach Chairman” on page 42;

•	“Consolidated financial statements — Notes to the consolidated financial statements — Segment information” on page 122;

•	“Consolidated financial statements — Notes to the consolidated financial statements — Operating costs” on page 128; and

•	“Additional information — Cautionary statement regarding forward-looking statements” on page 190 of the Annual Report 2019 is incorporated herein by reference.

Further note on certain activities

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

During 2018/19, certain of the group’s non-US subsidiaries or other non-US entities conducted limited activities in, or with persons from, certain countries identified by the US Department of State as State Sponsors of Terrorism or otherwise subject to US sanctions. These activities, which generally relate to the provision of communications services to embassies and diplomatic missions of US-allied governments, other Communication Providers, news organisations, multinational corporations and other customers that require global communications connectivity, are insignificant to the group’s financial condition and results of operations.

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

BT’s subsidiary, EE (the acquisition of which was completed on 29 January 2016), has in place roaming partner agreements with Mobile Company of Iran (MCI), and Taliya Company (also known as Rafsanjan Industrial Complex). These bilateral agreements allow the transmission of mobile calls. There has been no traffic with Taliya in 2018/19. The value of the gross revenue to EE under these contracts is less than £25,000, although no payments have been made or received in 2018/19.

4.C Organizational structure

The information set forth under the headings:

•	“About BT” on page 4;

•	“Our customer-facing units” on page 5;

•	“Our corporate units” on page 5;

•	“Executive Committee” on page 6;

•	“Our business model” on page 12; and

•	“Related undertakings” on page 177

of the Annual Report 2019 is incorporated herein by reference.

4.D Property, plants and equipment

The information set forth under the headings:

•	“Networks and physical assets” on page 12;

•	“Strategic progress – Creating a simplified, leaner and more agile business” on page 20;

•	“Consolidated financial statements — Notes to the consolidated financial statements — Property, plant and equipment” on page 138; and

•	“Selected financial data” on page 188

of the Annual Report 2019 is incorporated herein by reference.

ITEM 4A. UNRESOLVED STAFF COMMENTS

As far as the Company is aware, there are no unresolved written comments from the SEC staff regarding its periodic reports under the Exchange Act received more than 180 days before March 31, 2019.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

5.A Operating results

The information set forth under the headings:

•	“Our customer-facing units” on page 5;

•	“Our corporate units” on page 5;

•	“Strategic progress – Delivering a differentiated customer experience” on page 16;

•	“Strategic progress – Building the best converged network” on page 18;

•	“Strategic progress – Creating a simplified, leaner and more agile business” on page 20;

•	“Our stakeholders” on page 22;

•	“Our key performance indicators” on page 30;

•	“Our performance as a sustainable and responsible business” on page 32;

•	“Group performance” on page 34, excluding the information under the sub-headings “2019/20 outlook” and “Outlook for 2019/20” on page 34;

•	“A message from the Openreach Chairman” on page 42;

•	“Alternative performance measures” on page 185; and

•	“Additional information — Cautionary statement regarding forward-looking statements” on page 190 of the Annual Report 2019 is incorporated herein by reference.

5.B Liquidity and capital resources

The information set forth under the headings:

•	“Group performance” on page 34, excluding the information under the sub-headings “2019/20 outlook” and “Outlook for 2019/20” on page 34;

•	“Additional information — Cautionary statement regarding forward-looking statements” on page 190;

•	“Consolidated financial statements — Notes to the consolidated financial statements — Loans and other borrowings” on page 159;

•	“Consolidated financial statements — Notes to the consolidated financial statements — Financial instruments and risk management” on page 163; and

•	“Consolidated financial statements — Notes to the consolidated financial statements — Financial commitments and contingent liabilities” on page 171 of the Annual Report 2019 is incorporated herein by reference.

5.C Research and development, patents and licenses

Our research programmes are carefully designed to support the strategic aims of the whole of BT’s business and, even more importantly, to deliver the absolute best for our customers.

We work with the very best technologists from all over the world, drawing research & technologies from partnerships with universities and academia, start-ups, strategic partners, Government bodies, other telcos and key customers. We apply our own deep research skills & expertise, combined with our business and market know-how, to deliver innovative solutions that better serve our customers.

Key areas of focus include the pioneering work we are driving with partners and standards bodies, in network technologies to enable our customers to get the data speeds they need at a competitive cost.

Then there’s our business and operational transformation research programmes. These have led us to transform the way we serve our customers and manage our networks.

Our industry-shaping research into the critical technologies of our time – ranging from security, cloud computing, the Internet of Things to mobility, TV & content and big data – is pioneering new products and services across BT Group.

Converged network research

The ability to provide world-class connectivity across converged networks is an absolute priority for BT. That’s why our research mission is to accelerate the adoption of converged networks. We are exploring the possibilities of virtualised environments such as cloud-centric networks and IT convergence and expanding the reach and coverage of our fixed and mobile networks into rural areas.

In particular, for connected cars and trains we are researching how 5G network slicing could help deliver dedicated, low-latency networks which are essential for the large-scale introduction of safe and secure connected vehicles.

And because 5G will be based on virtualised infrastructures, we are carrying out a broad spectrum of research initiatives looking at programmable networking and software-defined networks (SDN) and network functions virtualisations (NVF) and how they can empower our customers.

AI, Big Data

Our aim is to help the company become more efficient in the way we use data and information to manage our business and deliver products and services to our customers. We want to better understand how to store data and how to harvest the vast quantities of information being collected. Using analytics and data science, we are also exploring how artificial intelligence (AI) can analyse data to help us better predict future trends.

Cybersecurity

In cybersecurity we are investing heavily in research and development to come up with robust solutions that secure our networks and help our customers do the same.

The research we do is focused on three main areas with the first of these being prevention, working on building systems and virtual environments like cloud or IoT networks that are intrinsically very hard to break into.

Another key area for us is detection and prediction, where AI, machine learning and big data analysis can help us to create sophisticated network ‘alarm systems’ that find anomalies and react to them or to predict threats before they happen. We are also researching interactive visualisation technologies that allow humans to assess, review and take the necessary action in a way that’s innovative.

Innovations like automatic system patching or disruptive technologies like blockchain can help speed up response times to help reduce or eliminate threats – and we’re exploring both.

Connected Entertainment

We want to make sure our customers get the same viewing experience regardless of location, the network they are using or however they choose to watch that content. That’s why, right now we are exploring areas such as low latency, single content architectures and 5G network slicing. These are the technologies that will pave the way for true, near real-time multi-screen viewing experiences. We are also carrying out research into High Dynamic Range (HDR) TV, working closely with BT Sport.

This year we invested £643m (2017/18: £632m) in innovation over the last decade we’ve been one of the largest investors in innovation in the UK, and globally in the telecoms sector. We have a portfolio of more than 5,000 patents and applications, with 106 patents for inventions filed in 2018/19.

The information set forth under the headings:

•

“Consolidated financial statements — Notes to the consolidated financial statements — Significant accounting policies that apply to the overall financial statements — Research and development” on page 121; and

•	“Consolidated financial statements — Notes to the consolidated financial statements — Operating costs” on page 128 of the Annual Report 2019 is incorporated herein by reference.

5.D Trend information

The information set forth under the headings:

•	“Group performance” on page 34, excluding the information under the sub-headings “2019/20 outlook” and “Outlook for 2019/20” on page 34;

•	“Selected financial data” on page 188; and

•	“Additional information — Cautionary statement regarding forward-looking statements” on page 190 of the Annual Report 2019 is incorporated herein by reference.

5.E Off-balance sheet arrangements

The information set forth under the heading “General information — Off-balance sheet arrangements” on page 97 of the Annual Report 2019 is incorporated herein by reference.

5.F Tabular disclosure of contractual obligations

The information set forth under the heading “Group performance — Contractual obligations and commitments” on page 39 of the Annual Report 2019 is incorporated herein by reference.

5.G Safe harbor

The information set forth under the heading “Additional information — Cautionary statement regarding forward-looking statements” on page 190 of the Annual Report 2019 is incorporated herein by reference.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A Directors and senior management

The information set forth under the headings:

•	“Board of Directors” on page 58; and

•	“The Board” on page 60

of the Annual Report 2019 is incorporated herein by reference.

6.B Compensation

The information set forth under the headings:

•	“Reports of the Board committees — Report on Directors’ Remuneration” on page 73;

•	“Reports of the Board committees — Focus on Remuneration” on page 76;

•	“Reports of the Board committees — Annual Remuneration Report” on page 79;

•	“Consolidated financial statements — Notes to the consolidated financial statements — Retirement benefit plans” on page 145; and

•	“Consolidated financial statements — Notes to the consolidated financial statements — Share-based payments” on page 155 of the Annual Report 2019 is incorporated herein by reference.

6.C Board practices

The information set forth under the headings:

•	“Our governance framework” on page 57;

•	“Board of Directors” on page 58;

•	“The Board” on page 60;

•	“Nominations Committee Chair’s report” on page 66;

•	“Audit & Risk Committee Chair’s report” on page 69;

•	“Reports of the Board committees — Report on Directors’ Remuneration” on page 73;

•	“Reports of the Board committees — Focus on Remuneration” on page 76;

•	“Reports of the Board committees — Annual Remuneration Report” on page 79 of the Annual Report 2019 is incorporated herein by reference.

The information set forth under the heading “Remuneration Policy” on pages 139 to 145 of the Annual Report & Form 20-F 2017, filed as Exhibit 15.2 to the BT Group plc Form 20-F filed on May 25, 2017, is incorporated herein by reference, excluding any cross-references to other sections of the Annual Report & Form 20-F 2017.

6.D Employees

The information set forth under the headings:

•	“People” on page 22; and

•	“Consolidated financial statements — Notes to the consolidated financial statements — Employees” on page 129 of the Annual Report 2019 is incorporated herein by reference.

6.E Share ownership

The information set forth under the headings:

•	“Reports of the Board committees — Report on Directors’ Remuneration” on page 73;

•	“Reports of the Board committees — Focus on Remuneration” on page 76;

•	“Reports of the Board committees — Annual Remuneration Report” on page 79; and

•	“Consolidated financial statements — Notes to the consolidated financial statements — Share-based payments” on page 155 of the Annual Report 2019 is incorporated herein by reference.

The information set forth under the heading “Remuneration Policy” on pages 139 to 145 of the Annual Report & Form 20-F 2017, filed as Exhibit 15.2 to the BT Group plc Form 20-F filed on May 25, 2017, is incorporated herein by reference, excluding any cross-references to other sections of the Annual Report & Form 20-F 2017.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A Major shareholders

The information set forth under the heading “Relations with shareholders” on page 64 of the Annual Report 2019 is incorporated herein by reference.

Analysis of shareholdings at 31 March 2019

			Ordinary shares of 5p each
Range	Number of holdings	Percentage of total %	Number of shares held millions	Percentage of total %
1 – 399	291,732	39.85	61	0.61
400 – 799	190,237	25.99	105	1.06
800 – 1,599	136,690	18.67	153	1.54
1,600 – 9,999	107,629	14.70	335	3.36
10,000 – 99,999	4,616	0.63	87	0.88
100,000 – 999,999	643	0.09	239	2.40
1,000,000 – 4,999,999	295	0.04	687	6.90
5,000,000 and above[a,b,c,d]	192	0.03	8	83.25

Total[e]	732,034	100.00	9,968	100.00

[a]	9m shares were held in trust by Ilford Trustees (Jersey) Limited for allocation to employees under the employee share plans.
[b]

Under the BT Group Employee Share Investment Plan, 61.8m shares were held in trust on behalf of 39,934 participants who were beneficially entitled to the shares. 378,918,106 shares were held in the corporate nominee BT Group EasyShare on behalf of 89,064 beneficial owners.

[c]	167.4m shares were represented by ADSs. An analysis by size of holding is not available for these.
[d]	45.3m shares were held as treasury shares.
[e]	7.08% of the shares were in 732,034 individual holdings, of which 45,519 were joint holdings, and 92.92% of the shares were in 7,713 institutional holdings.

As far as the company is aware, the company is not directly or indirectly owned or controlled by another corporation or by the UK Government or any other foreign government or by any other natural or legal person severally or jointly. There are no arrangements known to the company, the operation of which may at a subsequent date result in a change in control of the company.

The company’s major shareholders do not have different voting rights to those of other shareholders.

At 8 May 2019, there were 9,968,127,681 ordinary shares outstanding, including 45,269,774 shares held as treasury shares. At the same date, approximately 34m ADSs (equivalent to 174,468,805 ordinary shares, or approximately 1.75% of the total number of ordinary shares outstanding on that date) were outstanding and were held by 1,379 record holders of ADRs.

At 31 March 2019, there were 3,426 shareholders with a US address on the register of shareholders who in total hold 0.03% of the ordinary shares of the company.

7.B Related party transactions

The information set forth under the headings:

•	“Directors’ information — Interest of management in certain transactions” on page 93; and

•	“Consolidated financial statements — Notes to the consolidated financial statements — Related party transactions” on page 171 of the Annual Report 2019 is incorporated herein by reference.

7.C Interests of experts and counsel

Not applicable

ITEM 8. FINANCIAL INFORMATION

8.A Consolidated statements and other financial information

See Item 18 below.

In addition, the information set forth under the headings:

•	“General information — Legal proceedings” on page 97; and

•	“Group performance — Dividends” on page 37

of the Annual Report 2019 is incorporated herein by reference.

Dividends

The company’s shareholders can declare dividends by passing an ordinary resolution provided that no dividend can exceed the amount recommended by the directors. Dividends must be paid out of profits available for distribution. If the Board considers that the profits of the company justify such payments, they can pay interim dividends on any class of shares of the amounts and on the dates and for the periods they decide. Fixed dividends will be paid on any class of shares on the dates stated for the payments of those dividends.

The directors can offer ordinary shareholders the right to choose to receive new ordinary shares, which are credited as fully paid, instead of some or all of their cash dividend. Before they can do this, the company’s shareholders must have passed an ordinary resolution authorising the directors to make this offer.

Any dividend which has not been claimed for ten years after it was declared or became due for payment will be forfeited and will belong to the company.

A final dividend in respect of the year ended 31 March 2018 was paid on 3 September 2018 to shareholders on the register on 10 August 2018, and an interim dividend in respect of the year ended 31 March 2019 was paid on 4 February 2019 to shareholders on the register on 28 December 2018. The final proposed dividend in respect of the year ended 31 March 2019, if approved by shareholders, will be paid on 9 September 2019 to shareholders on the register on 9 August 2019.

The dividends paid or payable on BT shares and ADSs for the last five financial years are shown in the following table. The dividends on the ordinary shares exclude the associated tax credit. The amounts shown are not those that were actually paid to holders of ADSs. Dividends have been translated from Sterling into US Dollars using exchange rates prevailing on the date the ordinary dividends were paid.

		Per ordinary share						Per ADS						Per ADS
Financial years ended 31 March	Interim pence	Final pence	Total pence	Interim £		Final £		Total £		Interim US$		Final US$		Total US$
2015	3.90	8.50	12.40	0.390		0.850		1.240		0.573		1.285		1.858
2016	4.40	9.60	14.00	0.220	[a]	0.480	[a]	0.700	[a]	0.296	[a]	0.623		0.919
2017	4.85	10.55	15.40	0.2425		0.5275		0.770		0.281		0.6658		0.9468
2018	4.85	10.55	15.40	0.2425		0.5275		0.770		0.319		0.6658		0.9468
2019	4.62	10.78	15.40	0.231		0.5390		0.770		0.282		–	[b]	–	[b]

[a]	The reduction in the dividend payment is to reflect the ratio change to BT ADRs.
[b]

Qualifying holders of ADSs on record as of 9 August 2019 are entitled to receive the final dividend which will be paid to ADS holders on 16 September 2019, subject to approval at the AGM. The US Dollar amount of the final dividend of 53.90 pence per ADS to be paid to holders of ADSs will be based on the exchange rate in effect on 9 September 2019, the date of payment to holders of ordinary shares.

As dividends paid by the company are in Sterling, exchange rate fluctuations will affect the US Dollar amounts received by holders of ADSs on conversion by the Depositary of such cash dividends.

Dividend investment plan

Under the Dividend investment plan, cash from participants’ dividends is used to buy further BT shares in the market. Shareholders could elect to receive additional shares in lieu of a cash dividend for the following dividends:

	Date paid	Price per share pence
2013/14 interim	3 February 2014	385.76
2013/14 final	8 September 2014	387.00
2014/15 interim	9 February 2015	436.92
2014/15 final	7 September 2015	428.17
2015/16 interim	8 February 2016	469.41
2015/16 final	5 September 2016	394.44
2016/17 interim	6 February 2017	309.41
2016/17 final	4 September 2017	291.07
2017/18 interim	5 February 2018	248.73
2017/18 final	3 September 2018	222.31
2018/19 interim	4 February 2019	231.16

Global Invest Direct

Details of the direct purchase plan run by the ADR Depositary, JPMorgan Chase & Co, Global Invest Direct, including reinvestment of dividends, are available from JPMorgan Chase & Co on +1 800 428 4237 (toll free within the US), or on written request to the ADR Depositary.

8.B Significant changes

The information set forth under the heading “Directors’ information — Going concern” on page 92 of the Annual Report 2019 is incorporated herein by reference.

Spectrum Annual Licence Fee restitution claim

Annual fees for 1800MHz spectrum have increased from 31 January 2019 following Ofcom’s final statement and introduction of new fees regulations in December 2018. The Group has sought, through legal proceedings, repayment of overpaid fees that were charged during the period 2015-2017 under the previous 2015 fees regulations that were quashed by the Court of Appeal in 2017. On 17 May 2019, the Commercial Court handed down its judgment in the favour of the Group, and the Group received a payment of £87 million on 21 May 2019. Ofcom has obtained permission to appeal the judgment to the Court of Appeal, the appeal will likely be heard in late 2020.

Other than as disclosed in this item above, since the date of the annual consolidated financial statements included in this Form 20-F, which are dated May 8, 2019, no significant change has occurred.

ITEM 9. THE OFFER AND LISTING

9A. Offer and listing details

The principal listing of BT Group’s ordinary shares is on the London Stock Exchange. Trading on the London Stock Exchange is under the symbol ‘BT.A’. American Depositary Shares (ADSs), have been issued by JPMorgan Chase & Co, as Depositary for the American Depositary Receipts (ADRs) evidencing the ADSs, and are listed on the New York Stock Exchange. Trading on the New York Stock Exchange is under the symbol ‘BT’.

In December 2015 BT changed the ratio of its NYSE-listed American Depositary Receipt (ADR) programme from the previous ratio of one ADR per ten ordinary shares to one ADR per five ordinary shares. These changes to the ADR ratio have brought the ADR price broadly in line with the market average. To implement the change, ADR holders on the record at the close of business on 30 November 2015 received two ADRs for every one ADR held. There was no change to the underlying ordinary shares.

9B. Plan of distribution

Not applicable

9C. Markets

See Item 9A above

9D. Selling shareholders

Not applicable

9E. Dilution

Not applicable

9F. Expenses of the issue

Not applicable

ITEM 10. ADDITIONAL INFORMATION

10A. Share capital

Not applicable

10B. Memorandum and articles of association

Articles of Association (Articles)

The following is a summary of the principal provisions of BT’s Articles, a copy of which has been filed with the Registrar of Companies. A ‘holder of shares’ and a ’shareholder’ is, in either case, the person entered on the company’s register of members as the holder of the relevant shares. Shareholders can choose whether their shares are to be evidenced by share certificates (i.e. in certificated form) or held in electronic (ie uncertificated) form in CREST (the electronic settlement system in the UK).

BT adopted new Articles of Association with effect from July 2015, to provide additional flexibility for BT when trying to trace shareholders and to amend the provisions in line with the UK Corporate Governance code by providing for automatic retirement of all the directors at each AGM.

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

No person is, unless the Board decides otherwise, entitled to attend or vote at any general meeting or to exercise any other right conferred by being a shareholder if they or any person appearing to be interested in those shares has been sent a notice under section 793 of the Companies Act 2006 (which confers upon public companies the power to require information with respect to interests in their voting shares) and they or any interested person has failed to supply to the company the information requested within 14 days after delivery of that notice.

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

(b) Variation of rights

Whenever the share capital of the company is split into different classes of shares, the special rights attached to any of those classes can be varied or withdrawn either:

(i)	with the sanction of a special resolution passed at a separate meeting of the holders of the shares of that class; or

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

(c) Changes in capital

The company may by ordinary resolution:

(i)	divide all or any of its share capital into shares with a smaller nominal value; and

(ii)	consolidate and divide all or part of its share capital into shares of a larger nominal value.

The company may also:

(i)	buy back its own shares; and

(ii)	by special resolution reduce its share capital, any capital redemption reserve and any share premium account.

(d) Dividends

The company’s shareholders can declare dividends by passing an ordinary resolution provided that no dividend can exceed the amount recommended by the directors. Dividends must be paid out of profits available for distribution. If the Board considers that the profits of the company justify such payments, they can pay interim dividends on any class of shares of the amounts and on the dates and for the periods they decide. Fixed dividends will be paid on any class of shares on the dates stated for the payments of those dividends.

The directors can offer ordinary shareholders the right to choose to receive new ordinary shares, which are credited as fully paid, instead of some or all of their cash dividend. Before they can do this, the company’s shareholders must have passed an ordinary resolution authorising the directors to make this offer.

Any dividend which has not been claimed for ten years after it was declared or became due for payment will be forfeited and will belong to the company.

(e) Distribution of assets on winding up

If the company is wound up (whether the liquidation is voluntary, under supervision of the court or by the court) the liquidator can, with the authority of a special resolution passed by the shareholders, divide among the shareholders all or any part of the assets of the company. This applies whether the assets consist of property of one kind or different kinds. For this purpose, the liquidator can place whatever value the liquidator considers fair on any property and decide how the division is carried out between shareholders or different groups of shareholders. The liquidator can also, with the same authority, transfer any assets to trustees upon any trusts for the benefit of shareholders which the liquidator decides. The liquidation of the company can then be finalised and the company dissolved. No past or present shareholder can be compelled to accept any shares or other property under the Articles which could give that shareholder a liability.

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

The Board may refuse to register any transfer of any share held in certificated form:

(i)	which is in favour of more than four joint holders; or

(ii)

unless the transfer form to be registered is properly stamped to show payment of any applicable stamp duty and delivered to the company’s registered office or any other place the Board decide. The transfer must have with it: the share certificate for the shares to be transferred; any other evidence which the Board ask for to prove that the person wanting to make the transfer is entitled to do this; and if the transfer form is executed by another person on behalf of the person making the transfer, evidence of the authority of that person to do so.

Transfers of uncertificated shares must be carried out using a relevant system (as defined in the Uncertificated Securities Regulations 2001 (the Regulations)). The Board can refuse to register a transfer of an uncertificated share in the circumstances stated in the Regulations.

If the Board decide not to register a transfer of a share, the Board must notify the person to whom that share was to be transferred giving reasons for its decision. This must be done as soon as possible and no later than two months after the company receives the transfer or instruction from the operator of the relevant system.

(g) Untraced shareholders

The company may sell any shares if the shares have been in issue for at least ten years, during that period at least three dividends have become payable on them and have not been cashed and BT has not heard from the shareholder or any person entitled to the dividends by transmission. BT must take all reasonable steps in the circumstances, to trace shareholders. This can include engaging an asset reunification company or other tracing agent to search for shareholders who have not kept their details up-to date, or taking any other steps the company considers appropriate. Shareholders whose shares are sold following this process will not be able to claim the proceeds of the sale. BT will be able to use the proceeds in any way the Board from time to time thinks fit.

(h) General meetings of shareholders

Every year the company must hold an annual general meeting. The Board can call a general meeting at any time and, under general law, must call one on a shareholders’ requisition. At least 21 clear days’ written notice must be given for every annual general meeting. For every other general meeting, at least 14 clear days’ written notice must be given. The Board can specify in the notice of meeting a time by which a person must be entered on the register of shareholders in order to have the right to attend or vote at the meeting. The time specified must not be more than 48 hours before the time fixed for the meeting.

(i) Limitations on rights of non-resident or foreign shareholders

The only limitation imposed by the Articles on the rights of non-resident or foreign shareholders is that a shareholder whose registered address is outside the UK and who wishes to receive notices of meetings of shareholders or documents from BT must give the company an address within the UK to which they may be sent.

(j) Directors

Directors’ remuneration

Excluding remuneration referred to below, each director will be paid such fee for his services as the Board decide, not exceeding £65,000 a year and increasing by the percentage increase of the retail prices index (as defined by section 833(2) Income and Corporation Taxes Act 1988) for any 12-month period beginning 1 April 1999 or an anniversary of that date. The company may by ordinary resolution decide on a higher sum. This resolution can increase the fee paid to all or any directors either permanently or for a particular period. The directors may be paid their expenses properly incurred in connection with the business of the company.

The Board can award extra fees to a director who: holds an executive position; acts as chairman or deputy chairman; serves on a Board committee at the request of the Board; or performs any other services which the Board consider extend beyond the ordinary duties of a director.

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

Unless the Articles say otherwise, a director cannot vote on a resolution about a contract in which the director has an interest (this will also apply to interests of a person connected with the director).

If the legislation allows, a director can vote and be counted in the quorum on a resolution concerning a contract:

(i)	in which the director has an interest of which the director is not aware; or which cannot reasonably be regarded as likely to give rise to a conflict of interest;

(ii)	in which the director has an interest only because the director is a holder of shares, debentures or other securities of BT, or by reason of any other interest in or through BT;

(iii)

which involves: the giving of any security, guarantee or indemnity to the director or any other person for money lent or obligations incurred by the director or by any other person at the request of or for the benefit of BT or the benefit of any of its subsidiary undertakings; or a debt or other obligation which is owed by BT or any of its subsidiary undertakings to that other person if the director has taken responsibility for all or any part of that debt or obligation by giving a guarantee, security or indemnity;

(iv)

where BT or any of its subsidiary undertakings is offering any shares, debentures or other securities for subscription or purchase to which the director is or may be entitled to participate as a holder of BT securities; or where the director will be involved in the underwriting or sub-underwriting;

(v)

relating to any other company in which the director has an interest, directly or indirectly (including holding a position in that company) or is a shareholder, creditor, employee or otherwise involved in that company – these rights do not apply if the director owns 1% or more of that company or of the voting rights in that company;

(vi)

relating to an arrangement for the benefit of BT employees or former BT employees or any of BT’s subsidiary undertakings which only gives the directors the same benefits that are generally given to the employees or former employees to whom the arrangement relates;

(vii)	relating to BT buying or renewing insurance for any liability for the benefit of directors or for the benefit of persons who include directors;

(viii)	relating to the giving of indemnities in favour of directors;

(ix)

relating to the funding of expenditure by any director or directors: on defending criminal, civil or regulatory proceedings or actions against the director or the directors; in connection with an application to the court for relief; or on defending the director or the directors in any regulatory investigations; or which enables any director or directors to avoid incurring expenditure as described in this paragraph; and

(x)	in which the director’s interest, or the interest of directors generally, has been authorised by an ordinary resolution.

Subject to the relevant legislation, the shareholders can, by passing an ordinary resolution, ratify any particular contract carried out in breach of those provisions.

Directors’ appointment and retirement

Under BT’s Articles there must be at least two directors, who manage the business of the company. The shareholders can vary this minimum and/or decide a maximum by ordinary resolution. The Board and the shareholders (by ordinary resolution) may appoint a person who is willing to be elected as a director, either to fill a vacancy or as an additional director.

At every annual general meeting, all directors must automatically retire. A retiring director is eligible for re-election.

In addition to any power of removal under the 2006 Act, the shareholders can pass an ordinary resolution to remove a director, even though his or her time in office has not ended. They can elect a person to replace that director subject to the Articles, by passing an ordinary resolution. A person so appointed is subject to retirement by rotation when the director replaced would have been due to retire.

Directors’ borrowing powers

To the extent that the legislation and the Articles allow, the Board can exercise all the powers of the company to borrow money, to mortgage or charge its business, property and assets (present and future) and to issue debentures and other securities, and give security either outright or as collateral security for any debt, liability or obligation of the company or another person. The Board must limit the borrowings of the company and exercise all the company’s voting and other rights or powers of control exercisable by the company in relation to its subsidiary undertakings so as to ensure that the aggregate amount of all borrowings by the group outstanding, net of amounts borrowed intragroup among other things, at any time does not exceed £35bn. These borrowing powers may only be varied by amending the Articles.

(k) Sinking fund, liability to further calls and change of control

BT’s shares are not subject to any sinking fund provision under the Articles or as a matter of the laws of England and Wales. No shareholder is currently liable to make additional contributions of capital in respect of BT’s ordinary shares in the future. There are no provisions in the Articles or of corporate legislation in England and Wales that would delay, defer or prevent a change of control.

(l) Disclosure of interests in shares

Under the Financial Services and Markets Act 2000 and the UK Disclosure and Transparency Rules there is a statutory obligation on a person who acquires or ceases to have a notifiable interest in the relevant share capital of a public company like BT to notify the company of that fact. The disclosure threshold is 3%. These Rules also deal with the disclosure by persons of interests in shares or debentures of companies in which they are directors and certain associated companies. Under section 793 of the 2006 Act (referred to in (a) above), BT may ascertain the persons who are or have within the last three years been interested in its shares and the nature of those interests. The UK City Code on Takeovers and Mergers also imposes strict disclosure requirements with regard to dealings in the securities of an offeror or offeree company on all parties to a takeover and also on their respective associates during the course of an offer period.

10C. Material contracts

Not applicable

10D. Exchange controls

Limitations affecting security holders

There are no government laws, decrees, regulations, or other UK legislation which have a material effect on the import or export of capital, including the availability of cash and cash equivalents for use by the company except as otherwise described in Item 10E below.

There are no limitations under UK law restricting the right of non-residents to hold or to vote shares in the company.

10E. Taxation

Taxation (US Holders)

This is a summary only of the principal US federal income tax and UK tax consequences of the ownership and disposition of ordinary shares or ADSs by US Holders (as defined below) who hold their ordinary shares or ADSs as capital assets. It does not address all aspects of US federal income taxation and does not address aspects that may be relevant to persons who are subject to special provisions of US federal income tax law, including: US expatriates; insurance companies; tax-exempt organisations; banks; regulated investment companies; financial institutions; securities broker-dealers; traders in securities who elect a mark-to-market method of accounting; persons subject to alternative minimum tax; investors that directly, indirectly or by attribution own 10% or more of the total combined voting power or total value of share capital of BT; persons holding their ordinary shares or ADSs as part of a straddle, hedging transaction or conversion transaction; persons who acquired their ordinary shares or ADSs pursuant to the exercise of options or otherwise as compensation; or persons whose functional currency is not the US Dollar, amongst others. Those holders may be subject to US federal income tax consequences different from those set forth below. This summary does not address US federal taxes other than the income tax (such as estate or gift taxes) or US state and local taxes.

For the purposes of this summary, a US Holder is a beneficial owner of ordinary shares or ADSs that, for US federal income tax purposes, is: a citizen or individual resident of the United States; a corporation (or other entity taxable as a corporation for US federal income tax purposes) created or organised in or under the laws of the United States or any political subdivision thereof; an estate the income of which is subject to US federal income taxation regardless of its the administration of the trust and one or more US persons are authorised to control all substantial decisions of the trust. If a partnership holds ordinary shares or ADSs, the US tax treatment of a partner generally will depend upon the status of the partner and the activities of the partnership. A partner in a partnership that holds ordinary shares or ADSs is urged to consult its own tax adviser regarding the specific tax consequences of owning and disposing of the ordinary shares or ADSs.

In particular, this summary is based on (i) current UK tax law and the practice of Her Majesty’s Revenue & Customs (HMRC) and US law and US Internal Revenue Service (IRS) practice, including the Internal Revenue Code of 1986, as amended, existing and proposed Treasury regulations, rulings, judicial decisions and administrative practice, all as currently in effect and available, (ii) the United Kingdom-United States Convention relating to estate and gift taxes, and (iii) the United Kingdom-United States Tax Convention that entered into force on 31 March 2003 and the protocol thereto (the Convention), all as in effect on the date of this Annual Report, all of which are subject to change or changes in interpretation, possibly with retroactive effect.

US Holders should consult their own tax advisers as to the applicability of the Convention and the consequences under UK, US federal, state and local, and other laws, of the ownership and disposition of ordinary shares or ADSs.

Taxation of dividends

Under current UK tax law, BT will not be required to withhold tax at source from dividend payments it makes. Unless a US Holder of ordinary shares or ADSs is resident for UK tax purposes in the UK or unless a US Holder of ordinary shares or ADSs carries on a trade, profession or vocation in the UK involving the ordinary shares or ADSs, the holder should not be liable for UK tax on dividends received in respect of ordinary shares and/or ADSs.

For US federal income tax purposes, a distribution will be treated as ordinary dividend income. The amount of the distribution includible in gross income of a US Holder will be the US Dollar value of the distribution calculated by reference to the spot rate in effect on the date the distribution is actually or constructively received by a US Holder of ordinary shares, or by the Depositary. In the case of ADSs, a US Holder who converts Sterling into US Dollars on the date of receipt generally should not recognise any exchange gain or loss. A US Holder who does not convert Sterling into US Dollars on the date of receipt generally will have a tax basis in Sterling equal to their US Dollar value on such date. Foreign currency gain or loss, if any, recognised by the US Holder on a subsequent conversion or other disposition of Sterling generally will be US source ordinary income or loss. Dividends paid by BT to a US Holder will not be eligible for the US dividends received deduction that may otherwise be available to corporate shareholders.

For purposes of calculating the foreign tax credit limitation, dividends paid on the ordinary shares or ADSs will be treated as income from sources outside the US and generally will constitute ‘passive income’. US Holders who do not elect to claim a credit with respect to any foreign taxes paid in a given taxable year may instead claim a deduction for foreign taxes paid. A deduction does not reduce US federal income tax on a Dollar for Dollar basis like a tax credit. The deduction, however, is not subject to the limitations applicable to foreign credits.

As of 6 April 2016, UK tax credits no longer attach to any dividends paid on the ordinary shares or ADSs, irrespective of the domicile or residence of the shareholder. No question therefore arises as to the entitlement of any US Holder to any UK tax credit.

Certain US Holders (including individuals) are eligible for reduced rates of US federal income tax (currently at a maximum of 20%) in respect of qualified dividend income. There could also be a 3.8% net investment income tax on dividends to individuals and other non-corporate holders with income above a certain amount. For these purposes, qualified dividend income generally includes dividends paid by a non-US corporation if, among other things, the US Holders meet certain minimum holding periods and the non-US corporation satisfies certain requirements, including that either (i) the shares or ADSs with respect to which the dividend has been paid are readily tradable on an established securities market in the US, or (ii) the non-US corporation is eligible for the benefits of a comprehensive US income tax treaty (such as the Convention) which provides for the exchange of information. BT currently believes that dividends paid with respect to its ordinary shares and ADSs should constitute qualified dividend income for US federal income tax purposes. Each individual US Holder of ordinary shares or ADSs is urged to consult his own tax adviser regarding the availability to him of the reduced dividend tax rate in light of his own particular situation and regarding the computations of his foreign tax credit limitation with respect to any qualified dividend income paid by BT to him, as applicable.

Taxation of capital gains

Unless a US Holder of ordinary shares or ADSs is resident for UK tax purposes in the UK or unless a US Holder of ordinary shares or ADSs carries on a trade, profession, or vocation in the UK through a branch, agency, or, in the case of a company, a permanent establishment in the UK, and the ordinary shares and/or ADSs have been used, held, or acquired for the purposes of that trade, profession or vocation, the holder should not be liable for UK tax on capital gains on a disposal of ordinary shares and/or ADSs.

A US Holder who is an individual and who has ceased to be resident for tax purposes in the UK on or after 17 March 1998 or who falls to be regarded as resident outside the UK for the purposes of any double tax treaty (Treaty non-resident) on or after 16 March 2005 and continues to not be resident in the UK or continues to be Treaty non-resident for a period of less than five years of assessment and who disposes of his ordinary shares or ADSs during that period may also be liable on his return to the UK to UK tax on capital gains, subject to any available exemption or relief, even though he is not resident in the UK or is Treaty non-resident at the time of disposal.

For US federal income tax purposes, a US Holder generally will recognise capital gain or loss on the sale, exchange or other disposition of ordinary shares or ADSs in an amount equal to the difference between the US Dollar value of the amount realised on the disposition and the US Holder’s adjusted tax basis (determined in US Dollars) in the ordinary shares or ADSs. Such gain or loss generally will be US source gain or loss, and will be treated as long-term capital gain or loss if the ordinary shares have been held for more than one year at the time of disposition. Long-term capital gains recognised by an individual US Holder generally are subject to US federal income tax at preferential rates. The deductibility of capital losses is subject to significant limitations. Non-corporate US Holders may also be subject to a 3.8% tax on net investment income in respect of any gains.

A US Holder’s tax basis in an ordinary share or ADS will generally be its US Dollar cost. The US Dollar cost of an ordinary share or ADS purchased with foreign currency will generally be the US Dollar value of the purchase price on the date of purchase, or the settlement date for the purchase, in the case of ordinary shares or ADSs traded on an established securities market, as defined in the applicable Treasury Regulations, that are purchased by a cash basis US Holder (or an accrual basis US Holder that so elects). Such an election by an accrual basis US Holder must be applied consistently from year to year and cannot be revoked without the consent of the IRS. The amount realised on a sale or other disposition of ordinary shares or ADSs for an amount in foreign currency will be the US Dollar value of this amount on the date of sale or disposition. On the settlement date, the US Holder will recognise US source foreign currency gain or loss (taxable as ordinary income or loss) equal to the difference (if any) between the US Dollar value of the amount received based on the exchange rates in effect on the date of sale or other disposition and the settlement date. However, in the case of ordinary shares or ADS traded on an established securities market that are sold by a cash basis US Holder (or an accrual basis US Holder that so elects), the amount realised will be based on the exchange rate in effect on the settlement date for the sale, and no exchange gain or loss will be recognised at that time.

Passive foreign investment company status

A non-US corporation will be classified as a passive foreign investment company (a PFIC) for US federal income tax purposes for any taxable year if at least 75% of its gross income consists of passive income or at least 50% of the average value of its assets consist of assets that produce, or are held for the production of, passive income.

BT currently believes that it did not qualify as a PFIC for the tax year ended 31 March 2019. If BT were to become a PFIC for any tax year, US Holders would suffer adverse tax consequences. These consequences may include having gains realised on the disposition of ordinary shares or ADSs treated as ordinary income rather than capital gains and being subject to punitive interest charges on certain dividends and on the proceeds of the sale or other disposition of the ordinary shares or ADSs. Furthermore, dividends paid by BT would not be ‘qualified dividend income’ which may be eligible for reduced rates of taxation as described above. US Holders should consult their own tax advisers regarding the potential application of the PFIC rules to BT.

US information reporting and backup withholding

Dividends paid on and proceeds received from the sale, exchange or other disposition of ordinary shares or ADSs may be subject to information reporting to the IRS and backup withholding. Certain exempt recipients (such as corporations) are not subject to these information reporting requirements. In addition, non-corporate US Holders may be required to report their investment on a Form 8938. Backup withholding will not apply, however, to a US Holder who provides a correct taxpayer identification number or certificate of foreign status and makes any other required certification or who is otherwise exempt. Persons that are US persons for US federal income tax purposes who are required to establish their exempt status generally must furnish IRS Form W-9 (Request for Taxpayer Identification Number and Certification). Holders that are not US persons for US federal income tax purposes generally will not be subject to US information reporting or backup withholding. However, such holders may be required to provide certification of non-US status in connection with payments received in the US or through certain US-related financial intermediaries.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against a holder’s US federal income tax liability. A holder may obtain a refund of any excess amounts withheld under the backup withholding rules by timely filing the appropriate claim for refund with the IRS and furnishing any required information.

UK stamp duty

A transfer of or an agreement to transfer an ordinary share will generally be subject to UK stamp duty or UK stamp duty reserve tax (SDRT) at 0.5% of the amount or value of any consideration provided rounded up (in the case of stamp duty) to the nearest £5. SDRT is generally the liability of the purchaser. It is customarily also the purchaser who pays UK stamp duty.

A transfer of an ordinary share to, or to a nominee for, a person whose business is or includes the provision of clearance services or to, or to a nominee or agent of, a person whose business is or includes issuing depositary receipts may give rise to a charge to stamp duty or SDRT of 1.5% of the amount of the consideration provided rounded up (in the case of stamp duty) to the nearest £5. HMRC accept that this charge is in breach of EU law so far as it applies to transfers that are an integral part of a share issue, and it was confirmed in the Autumn 2017 Budget that the Government intends to continue this approach following Brexit. HMRC’s published view is that the 1.5% SDRT or stamp duty charge continues to apply to other transfers of shares into a clearance service or depositary receipt arrangement, although this has been disputed. In view of the continuing uncertainty, specific professional advice should be sought before incurring a 1.5% SDRT or stamp duty charge in any circumstances.

No SDRT will be payable on the transfer of an ADS (assuming it is not registered in the UK), and, provided that the transfer documents are executed and always retained outside the UK, no UK stamp duty should in practice be required to be paid on the transfer of an ADS.

Transfers of ordinary shares into CREST will generally not be subject to stamp duty or SDRT unless such a transfer is made for a consideration in money or money’s worth, in which case a liability to SDRT will arise, usually at the rate of 0.5% of the value of the consideration. Paperless transfers of ordinary shares within CREST are generally liable to SDRT at the rate of 0.5% of the value of the consideration. CREST is obliged to collect SDRT from the purchaser of the shares on relevant transactions settled within the system.

The above statements are intended as a general guide to the current position. Certain categories of person (including recognised market makers, brokers and dealers) may not be liable to stamp duty or SDRT or may, although not liable for the tax, be required to notify and account for it under the Stamp Duty Reserve Tax Regulations 1986.

UK inheritance and gift taxes in connection with ordinary shares and/or ADSs

The rules and scope of domicile for UK tax purposes are complex and action should not be taken without advice specific to the individual’s circumstances.

A lifetime gift or a transfer on death of ordinary shares and/or ADSs by an individual holder, who is US domiciled (for the purposes of the UK/US Estate and Gift Tax Convention) and who is not a UK national (as defined in the Convention) will not generally be subject to UK inheritance tax if the gift is subject to US federal gift or US estate tax unless the tax is not paid (otherwise than as a result of a specific exemption, deduction, exclusion, credit or allowance).

10F. Dividends and paying agents

Not applicable

10G. Statement by experts

Not applicable

10H. Documents on display

All reports and other information that BT files with the US Securities and Exchange Commission (SEC) may be inspected at the SEC’s public reference facilities at Room 1580, 100 F Street NE, Washington, DC 20549, US.

These reports may be accessed via the SEC’s website at sec.gov

10I. Subsidiary information

Not applicable

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The information set forth under the heading “Consolidated financial statements — Notes to the consolidated financial statements — Financial instruments and risk management” on page 163 of the Annual Report 2019 is incorporated herein by reference.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

12.A. Debt securities

Not applicable

12.B. Warrants and rights

Not applicable

12.C. Other securities

Not applicable

12.D American Depositary Shares

During the 2019 financial year, the Company received direct and indirect payments from the Depositary of USD $1,099,420.45 which included the annual NYSE listing fee, investor relations expenses and other costs relating to the ADR program.

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

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable

ITEM 15. CONTROLS AND PROCEDURES

(a) Disclosure controls and procedures

The information set forth under the headings:

•	“Directors’ Information” on page 92; and

•	“General Information” on page 94

of the Annual Report 2019 is incorporated herein by reference.

(b) Management’s annual report on internal control over financial reporting

The information set forth under the heading “General Information – Controls and procedures – Management’s report on internal control over financial reporting as of 31 March 2019” on page 95 of the Annual Report 2019 is incorporated herein by reference.

(c) Attestation report of the registered public accounting firm

The information set forth under the headings:

•	“General information – Controls and procedures – Audit of the effectiveness of internal control over financial reporting” on page 96; and

•	“Report of Independent Registered Public Accounting Firm” on page 102 of the Annual Report 2019 is incorporated herein by reference.

(d) Changes in internal control over financial reporting

The information set forth under the headings:

•	“General Information – Controls and procedures – Remediation of material weakness in relation to the calculation of our IAS19 accounting valuation of retirement benefit obligations” on page 94; and

•	“General Information – Controls and procedures – Changes in internal control over financial reporting” on page 96 of the Annual Report 2019 is incorporated herein by reference.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

The information set forth under the heading “General Information — US Regulation — US Sarbanes-Oxley Act of 2002” on page 94 of the Annual Report 2019 is incorporated herein by reference.

ITEM 16B. CODE OF ETHICS

The information set forth under the heading “General Information — US Regulation — US Sarbanes-Oxley Act of 2002” on page 94 of the Annual Report 2019 is incorporated herein by reference.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

16C.(a) Audit Fees

The information set forth in the table under the heading “Audit services” in “Consolidated financial statements — Notes to the consolidated financial statements — Audit, audit related and other non-audit services” on page 130 of the Annual Report 2019 is incorporated herein by reference.

16C.(b) Audit-Related Fees

The information set forth in the table under the heading “Audit related assurance services” in “Consolidated financial statements — Notes to the consolidated financial statements — Audit, audit related and other non-audit services” on page 130 of the Annual Report 2019 is incorporated herein by reference.

16C.(c) Tax Fees

The information set forth in the table under the headings “Other non-audit services — Taxation compliance services” and “Other non-audit services — Taxation advisory services” in “Consolidated financial statements — Notes to the consolidated financial statements — Audit, audit related and other non-audit services” on page 130 of the Annual Report 2019 is incorporated herein by reference.

16C.(d) All Other Fees

The information set forth in the table under the headings “Other non-audit services — All other assurance services” and “Other non-audit services — All other services” in “Consolidated financial statements — Notes to the consolidated financial statements — Audit, audit related and other non-audit services” on page 130 of the Annual Report 2019 is incorporated herein by reference.

16C.(e)

The information set forth under the headings:

•	“Reports of the Board committees — Audit & Risk Committee Chair’s report” on page 69; and

•	“Consolidated financial statements — Notes to the consolidated financial statements — Audit, audit related and other non-audit services” on page 130 of the Annual Report 2019 is incorporated herein by reference.

16C.(f)

Not applicable

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Share buyback

There were no share repurchases between 1 April 2018 and 31 March 2019

Calendar month	Total number of shares purchased	Average price paid per share (pence- net of dealing costs)	Total number of shares purchased as part of publicly announced plans or programmes	Maximum number of shares yet to be purchased under the AGM authority[a]
April 2018	nil	n/a	nil	941,326,818
May	nil	n/a	nil	941,326,818
June	nil	n/a	nil	941,326,818
July	nil	n/a	nil	941,326,818
August	nil	n/a	nil	941,326,818
September	nil	n/a	nil	941,326,818
October	nil	n/a	nil	941,326,818
November	nil	n/a	nil	941,326,818
December	nil	n/a	nil	941,326,818
January 2019	nil	n/a	nil	941,326,818
February	nil	n/a	nil	941,326,818
March	nil	n/a	nil	941,326,818

				941,326,818

[a]	Authority was given to purchase up to 996m shares on 12 July 2017 and 992m shares on 11 July 2018. These authorities expire at the close of the following AGM.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

KPMG LLP (“KPMG”) was our auditor for the 2018/19 financial year, such appointment having been approved by shareholders at the Company’s Annual General Meeting on 11 July 2018. PricewaterhouseCoopers LLP (“PwC”) was our auditor for the 2017/18 financial year and for prior financial years.

PwC and its predecessor firms were our auditors since BT listed on the London Stock Exchange in 1984 and PwC’s reappointment had not been subject to a tender until 2017 when the Audit & Risk Committee recommended to the Board that an audit tender process be undertaken with a view to appointing a new auditor for the financial year 2018/19. PwC advised the Audit & Risk Committee on 11 April 2017 that it would not participate in the tender process and so effectively indicated that it would decline to stand for re-election after the completion of the 2017/18 audit for the purposes of Item 16F(a)(1)(i) of Form 20-F. In this regard, we note that PwC would only have been permitted to serve as our auditor until the end of the 2019/20 audit due to the auditor rotation rules in the United Kingdom. In June 2017, following the conclusion of the audit tender process, we announced that the Board had approved the proposed appointment of KPMG as auditor beginning with the 2018/19 financial year, and the appointment was approved by shareholders at the Annual General Meeting on 11 July 2018.

PwC audited our financial statements for 2016/17 and 2017/18. None of the reports of PwC on those financial statements contained an adverse opinion or disclaimer of opinion, or was qualified or modified as to uncertainty, audit scope or accounting principles.

During those fiscal years there were no disagreements with PwC, whether or not resolved, on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which, if not resolved to PwC’s satisfaction, would have caused PwC to make reference to the subject matter of the disagreement in connection with their reports. During such fiscal years there were no “reportable events” as that term is defined in Item 16F(a)(1)(v) of Form 20-F other than management concluded that there was a material weakness in internal control over financial reporting as at 31 March 2017 in respect of the Italian business, as described our Annual Report on Form 20-F for 2016/17 and 2017/18, and as at 31 March 2018 in respect of the IAS 19 accounting error, as described on pages 94 to 95 of the Annual Report 2019 incorporated herein by reference.

As part of our investigation into our Italian business, in October 2016, we engaged KPMG to conduct an independent review of the accounting practices in our Italian business. The investigation, which included our own review with support and oversight from our Legal, Governance & Compliance function and Freshfields Bruckhaus Deringer, revealed inappropriate behavior in our Italian business, improper accounting practices and a complex set of improper sales, purchase, factoring and leasing transactions.

In 2017, KPMG and our internal investigation team, with support and oversight from our Legal, Governance & Compliance function and Freshfields Bruckhaus Deringer conducted an investigation of the systems and controls relating to our Italian business. This investigation resulted in the steps to improve our internal controls described in our Annual Reports on Form 20-F for 2016/17 and 2017/18.

We have provided KPMG with a copy of this disclosure in response to Item 16F and requested that KPMG provides us with a letter addressed to the Securities and Exchange Commission stating whether they agree with such disclosure. A copy of KPMG’s letter, dated May 23, 2019, is attached as Exhibit 15.4 to this Form 20-F.

We have provided PwC with a copy of this disclosure in response to Item 16F and requested that PwC provides us with a letter addressed to the Securities and Exchange Commission stating whether they agree with such disclosure. A copy of PwC’s letter, dated May 23, 2019, is attached as Exhibit 15.5 to this Form 20-F.

ITEM 16G. CORPORATE GOVERNANCE

The information set forth under the heading “General Information — US Regulation — New York Stock Exchange” on page 94 of the Annual Report 2019 is incorporated herein by reference.

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable

PART III

ITEM 17. FINANCIAL STATEMENTS

Not applicable

ITEM 18. FINANCIAL STATEMENTS

The information set forth under the headings:

•	“Report of Independent Registered Public Accounting Firm” on page 101;

•	“Report of Independent Registered Public Accounting Firm” on page 102; and

•	“Financial statements” on page 110

of the Annual Report 2019 is incorporated herein by reference.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of BT Group plc

Opinion on the Financial Statements

We have audited the accompanying group balance sheet of BT Group plc and its subsidiaries (the “Company”) as of 31 March 2018, and the related group income statements, comprehensive income, changes in equity and cash flows for each of the two years in the period ended 31 March 2018, including the related notes (collectively referred to as the “financial statements”), before the effects of the adjustments noted in the paragraph below. In our opinion, the financial statements before the effects of the adjustments noted in the paragraph below, present fairly, in all material respects, the financial position of the Company as of 31 March 2018, and the results of its operations and its cash flows for each of the two years in the period ended 31 March 2018 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board and International Financial Reporting Standards as adopted by the European Union (the 2018 financial statements before the effects of the adjustments noted in the paragraph below are not presented herein).

We were not engaged to audit, review, or apply any procedures to the adjustments in relation to the following:

•

retrospectively apply the transfer of the Northern Ireland Networks business between reportable segments, as described in Notes 2, 5, and 8, and retrospectively apply the reclassification of internal revenue generated by the Ventures business within the Enterprise segment, as described in Note 5; and

•	retrospectively apply the re-presentation of other operating costs as described in Note 7, and the presentation of amounts related to items designated as hedging instruments in Note 27.

Accordingly, we do not express an opinion or any other form of assurance about whether such adjustments are appropriate and have been properly applied. Those adjustments were audited by other auditors.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements before the effects of the adjustments described above based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these financial statements, before the effects of the adjustments described above, in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

London, United Kingdom

9 May 2018, except for the effects of the restatement of previously issued financial statements for IAS 19 accounting valuation of retirement benefit obligations discussed in Note 1 to the financial statements, as to which the date is 19 September 2018.

We served as the Company’s auditor from 1984 to 2018.

ITEM 19. EXHIBITS

The following exhibits are filed as part of this annual report:

1.1	Articles of Association of the Company, incorporated by reference to Exhibit 1.1 to the Company’s Annual Report on Form 20-F dated May 19, 2016

4.1	Service contract appointing Philip Jansen as Chief Executive, dated 24 October 2018

4.2	Letter of appointment of Matthew Key as a non-executive director, dated 24 October 2018,

4.3	Letter of appointment of Allison Kirkby as a non-executive director, dated 12 February 2019.

4.4	Extension letter of Mike Inglis as a non-executive director, dated 9 April 2018

8.1	Significant subsidiaries as of March 31, 2019, see “Related undertakings” on page 177 of the Annual Report 2019 included as Exhibit 15.2

12.1	Section 302 certification of Chief Executive

12.2	Section 302 certification of Chief Financial Officer

13.1	Section 906 certification

15.1	Consent of KPMG LLP, independent registered public accounting firm

15.2*	Annual Report 2019

15.3	Consent of PricewaterhouseCoopers LLP, independent registered public accounting firm

15.4	Letter from KPMG LLP to the U.S. Securities and Exchange Commission, dated May 23, 2019

15.5	Letter from PricewaterhouseCoopers LLP to the U.S. Securities and Exchange Commission, dated May 23, 2019

101	The following materials from this Form 20-F formatted in XBRL (eXtensible Business Reporting Language): (i) the Group income statement, (ii) the Group statement of comprehensive income, (iii) the Group balance sheet, (iv) the Group statement of changes in equity, (v) the Group cash flow statement and (vi) the Notes to the consolidated financial statements.

*

Certain of the information included within Exhibit 15.2, which is provided pursuant to Rule 12b-23(a)(3) of the Securities Exchange Act of 1934, as amended, is incorporated by reference in this Form 20-F, as specified elsewhere in this Form 20-F. With the exception of the items and pages so specified, the Annual Report 2019 is not deemed to be filed as part of this Form 20-F.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

BT Group plc

/s/ Simon Lowth
Name: Simon Lowth
Title: Chief Financial Officer

Date: May 23, 2019