Form 20-F
period 2020-03-31
BT GROUP PLC
filed 2020-05-21
CIK 756620

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended 31 March 2020

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

Securities registered or to be registered pursuant to Section 12(b) of the Act: None

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

Title of each class:	Name of each exchange on which registered:
American Depositary Shares	N/A*
Ordinary shares of 5p each	London Stock Exchange

*

On September 3, 2019, the Company filed a Form 25 with respect to the delisting of its American Depositary Shares from the New York Stock Exchange. The delisting became effective on September 13, 2019, and the American Depositary Receipt programme was terminated on September 23, 2019.

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

All references in this Form 20-F to “us”, “we” or “the Company”, are to BT Group plc. None of the websites referred to in the Annual Report for the year ended March 31, 2020 included as Exhibit 15.2 to this Form 20-F (the “Annual Report 2020”), including where a link is provided, nor any of the information contained on such websites is incorporated by reference in this Form 20-F.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable

ITEM 3. KEY INFORMATION

3.A Selected financial data

The information set forth under the headings:

•	“Summary group balance sheet” on page 206; and

•	“Summary group income statement” on page 207

of the Annual Report 2020 is incorporated herein by reference.

3.B Capitalization and indebtedness

Not applicable

3.C Reasons for the offer and use of proceeds

Not applicable

3.D Risk factors

How we identify our principal risks

The principal risks draw upon the priority risks recorded in each of the customer-facing units and corporate units and the ongoing input from our senior leaders and respective oversight committees. The principal risks are reviewed by the Group Risk Panel, a forum comprised of senior representation from across the business, before being approved by the Executive Committee and the Board.

Management and oversight of the principal risks

Each principal risk is assigned an Executive Committee owner who is responsible for monitoring the exposure and nature of the risk, deciding how it should be managed and taking the necessary action to achieve the desired target level.

Oversight of the individual principal risks is carried out via:

• Detailed reviews into each risk at Executive Committee, Audit & Risk Committee and Board meetings. Detailed reviews involve the Executive Committee owner providing an overview of the risk, relevant developments, how we are currently managing it and areas for improvement. There is also a summary of related assurance results that inform how effectively the risk is being managed.

• Collective review of the risks on a quarterly basis at the Group Risk Panel and every six months at the Executive Committee and annually by the Board.

Enhancing our risk framework

We are implementing a new framework to provide our leaders with increased confidence, comfort, knowledge and capability to manage the risks to the delivery of our strategy.

A key part of our new approach is focused on using metrics to enhance our articulation of risk appetite and clearly articulate the tolerance limits within which we wish to operate.

This clarity on the nature and extent of the risks we are willing to take to achieve our strategic objectives will refine the way we define policy, set our controls and carry out assurance over them.

Covid-19 impact

The Covid-19 pandemic is having, and will continue to have, an impact across our entire risk landscape. We have incorporated Covid-19 commentary into each principal risk and have included a separate Covid-19 risk which gives an overview of the related uncertainties and potential impacts on the Group.

COVID-19 PANDEMIC

The global Covid-19 pandemic is having an impact on our colleagues, operations, suppliers and customers. The Covid-19 pandemic has resulted in a series of measures implemented by governments around the world aimed at mitigating the further spread of the virus. These measures include restrictions on travel, closure of national borders, imposition of quarantines, prolonged closures of workplaces and curfews or other social distancing measures. The extent of the impact on the Group is dependent on a variety of factors including, but not limited to, the length of UK and international lockdowns, levels of employee absence, virus recurrence, insolvency rates, unemployment levels, nature and extent of any government interventions, severity of economic effects and the subsequent speed and nature of the recovery.

Potential impact

The Covid-19 pandemic has resulted in adverse impacts on sales activity and demand, including reduced roaming and continued suspension of sporting events, which may be partially offset by reduced churn and increasing use of connectivity products. There is a potential that supply chain issues and/or prolonged colleague absence may inhibit our ability to deliver products and services to customers, with an associated impact on our customer experience.

A prolonged economic downturn could see a material increase in our pension deficit and subsequent level of required contributions. Further, we may be exposed to material bad debt if a significant number of our small and medium enterprise (SME) and large corporate customers experience financial distress or insolvency. The collective impacts of the pandemic and associated economic downturn could negatively impact our cash position and ability to fund desired investment projects and ongoing operations.

Focus areas for 2020/21

Given the uncertainty of the duration and economic impact of the Covid-19 pandemic, we are continually modelling a variety of scenarios to identify and evaluate the financial impacts across the Group, as well as assessing the liquidity mitigation options that could be used if required. We are also carrying out risk assessments for each of our customer-facing units, considering potential strategic, operational, regulatory and colleague related impacts. The outputs of this scenario modelling and risk assessment activity is being used to identify key actions and decisions, as well as informing our assurance activities for 2020/21.

STRATEGIC RISKS

Competition

Our strategy and business model could be disrupted by intensifying competition and technology developments from the emergence of competitors enabled by disruptive technologies, a reduction in market differentiation, unanticipated changes in market structures and boundaries as a result of mergers and acquisitions, changes in customer behaviours, and changes in regulation and government restrictions on vendor choices. We may also face challenges in developing product propositions in line with changing market dynamics and expectations. This competition compounds some of the external challenges that we see in the marketplace, notably:

•	fixed broadband and mobile connectivity nearing saturation

•	customers seeking fast migration from higher-margin legacy products to fully digitized, converged, secure, faultless solutions

•	efficient markets demanding clear differentiation for premium pricing, driving price deflation of basic connectivity and data

•	high exit barriers, prolonging and intensifying competition even when select companies in the sector are struggling to generate economic returns.

Technology development is also a key characteristic of our sector. We need to be able to identify emerging technologies, assess how customers will adopt these technologies, and invest accordingly, frequently a long-time before the demand materializes. We also need to respond to changes in the use of existing technology, such as the exponential growth the sector has seen in data consumption and network capacity requirements.

Potential impact

Intensified competition can result in lower volumes and/or prices than we currently forecast. If we do not respond effectively to competition then we may face a reduction in market share, revenue and/or profit, which could impact our ability to invest in growth and increasing the value of the business.

Further, a significant economic decline in specific industries, e.g. retail, could impact the Group’s ability to continue to attract and retain customers in those industries, which could result in a reduction of the Group’s market share, revenue and/or profit.

In addition, new technology developments can lead to accelerated shifts that affect our current propositions, changes in customer behaviours, increased investment requirements, new sources of competition and/or the deterioration of our competitive position. This in turn can result in lower volumes and prices, stranded assets and higher costs. A failure to invest optimally in technology today can have implications for our market position and ability to generate future returns.

Focus areas for 2020/21

In 2020/21, we will aim to deliver on key programmes that enhance our customer experience, network leadership and transformation and to ensure that we are meeting the KPIs that underpin our strategy. Intensifying competition may make it more difficult for us to achieve these goals.

Political Risk

Across our operations we are exposed to the effects of political and geopolitical risks.

In the UK, internet access is increasingly seen as an essential part of people’s lives. As a result, political debate continues to focus on network coverage, quality and speed of service, as well as broader issues of online safety and security. As well as providing a critical element of the UK’s national infrastructure, both fixed and wireless, we’re also engaged in supporting high-profile programmes such as the Broadband Delivery UK regional fibre deployment programme and the Emergency Services Network (ESN).

The result of the UK referendum to leave the European Union (Brexit) significantly increased political uncertainty. This continues to impact political debates around the United Kingdom, such as the possibility of a second Scottish Independence referendum and the complex situation in Northern Ireland, including border matters.

Outside the UK, political and geopolitical risk can impact our business through changes in the regulatory and competitive landscape, but also as a direct threat to our colleagues and assets as a result of social unrest or a breakdown in the rule of law.

Potential impact

Political uncertainty can have direct financial consequences across the economy. For BT specifically, the most significant impact of political risk is its potential interaction with some of our other Principal Risks. In the UK, any adverse perceptions relating to the speed and/or connectivity in broadband and mobile coverage could escalate into larger political campaigns which could result in regulatory intervention, with the potential that our Communications Industry Regulation risk increases as a result.

The Covid-19 pandemic presents challenges related to network resilience, support for staff and customers and data sharing, with any failure to manage these challenges likely to create political pressure on the Group. Further, our Universal Service Obligations (USO), Shared Rural Network (SRN) commitments, and wider ambitions around network rollout may be adversely impacted by a prolonged Covid-19 lockdown and associated civil engineering restrictions beyond our control.

The impacts of Brexit are still uncertain while the UK’s future trading relationship with the EU is determined during the transition period currently scheduled to end on 31 December 2020. There is the potential for our costs to increase, e.g. through any changes required to our systems to reflect new taxes or customs duties or other processes. Our regulatory risk could increase if there were to be future divergence with the EU regime. Our suppliers may face disruption as a result of challenges in their own organizations and supply chains.

Geopolitical risk outside the UK can most clearly impact our Communications Industry Regulation risk, but also our Cyber Security and Service Interruption risks where it poses a threat to the continuity of our operations.

Focus areas for 2020/21

In 2020/21, we are focused on fulfilling commitments under the SRN for mobile and USO for broadband, providing greater connectivity to underserved parts of the UK, as well as continuing to hold dialogue with government and other industry players on protecting consumers online, to ensure that any interventions in this space are fair and proportionate.

Further assessment will be required of the practical and logistical impact of the Covid-19 related lockdown on planned and existing commitments to Government and Ofcom around our networks and coverage, including impact on pushing for Fibre to the Premises (FTTP) fibre enablers, and any impacts on legislative timetables.

These issues all have the potential to impact our ability to successfully manage our business.

Communications Industry Regulation

Regulation affects much of what we do. In the UK, where the telecoms regulator, Ofcom, identifies competition concerns in communications markets, it is able to change the way we operate and compete, both at a Wholesale and Retail level. This includes powers to set the prices we can charge in certain markets and to set service standards. Ofcom reviews markets regularly and can introduce, extend, relax or remove rules as a result of its findings. It has powers to conduct specific investigations about market behaviour, including price levels. In addition, Ofcom can set out rules for spectrum auctions and acts to promote consumer protection in the sector.

Ofcom will investigate our compliance with regulatory requirements and can impose fines and restitution on us if we fail to comply.

Ofcom also has powers to regulate the terms on which we’re supplied with certain services by others – e.g. mobile call termination – and can resolve disputes between us and other communications providers about the terms on which services are supplied. Appeals of regulatory decisions also give rise to risks (and opportunities).

Outside the UK, regulation defines where and how we are able to compete through licensing rules and defining the terms on which we are able to access networks of incumbent operators.

Potential impact

Ofcom has found us to have significant market power (SMP) in certain markets and has therefore implemented price controls for our services. Ofcom can also adjust past prices and therefore make us pay back amounts to wholesale customers. In addition to regulating our prices, Ofcom also has the ability to make us provide additional services and/or regulate how we structure our business.

Outside the UK, overly-restrictive licensing requirements or ineffective regulation of access to other networks mean we might not be able to compete fairly. Regulation can also define and control the terms of access to necessary regulated inputs, which raises our costs.

Lack of supportive or disruptive regulation could impact our ability to invest at pace and scale in ultrafast networks and converged connectivity, and could reduce our ability to innovate in building these systems. Further, an inflexible approach to regulation during the Covid-19 pandemic could stretch the delivery capability of our colleagues at a time when they’re focused on maintaining critical services and meeting customers’ needs.

Focus areas for 2020/21

In 2020/21, we will be focused on managing several key regulatory issues. We will seek to engage and work with Ofcom to explain sector competitive dynamics and implications for regulation; support pro-investment changes to the regulatory framework for fixed access regulation for 2021-26; and, as Ofcom’s Customer Fairness Framework evolves, try to ensure any interventions are proportionate and enhance the customer experience, prioritising support to customers during the Covid-19 pandemic.

In addition, we will seek to support a clear customer migration strategy for closure of the Public Switch Telephone Network (PSTN) in 2025, develop our position on the future regulatory model for digital platforms reflecting (accounting for any Covid-19 related delays) and assess any Covid-19 impacts on the format and/or timescale of the upcoming spectrum auction.

OPERATIONAL RISKS

Cyber Security

Cyber security risks could arise from our colleagues inside BT or from external sources including hacktivists, criminals, terrorists or nation states attacking our infrastructure and assets, e.g. through use of hacking tools, phishing scams or disruptive malware. The sustained absence of key staff due to the Covid-19 pandemic could adversely affect our ability to defend against cyber-attacks.

Effective management of cyber risk is crucial to our reputation as a leader in cyber security, so we strive to, as far as possible, detect, prevent, limit the impact of and respond to any cyber-attacks that could threaten our operations.

By monitoring cyber-attacks on our networks and systems and our peers and customers, we see that hacking tools, phishing scams and disruptive malware are becoming more sophisticated and yet more accessible to attackers. In response, we continue to develop our cyber defence capability, make use of proactive threat-hunting and invest more in automatic detection and prevention systems.

Potential impact

The consequences of cyber-security risks can include disruption to our business, data being compromised at a time when communications are vital to the global response to the Covid-19 pandemic, major financial loss, long-term reputational damage, and loss of market share. Regulatory sanctions, fines and contract penalties might be applied, contracts might be terminated, and costly concessions might be needed, together with unplanned and rapid improvements to retain business and rebuild trust.

Focus areas for 2020/21

In 2020/21, we plan to continue our investment in our cyber defences, maintaining cyber hygiene, intelligence sharing, vigilance and collaboration. If we are unable to successfully implement these enhancements, we may not be able to keep pace with the evolving threat and protect BT and its customers.

Supply Chain

We operate in a global supply market. Our supply chains range from simple to very complex. It’s critical to our operations that we can guarantee their integrity and continuity.

Globalization means better sourcing opportunities, but brings challenges if suppliers become more geographically and culturally remote from our customers – or if governments put barriers in the way of doing business to protect national or regional economic interests.

Our dealings with suppliers follow our trading and ethical policies, from the way we choose them to the contracts we sign and how we pay them. A failure in the supplier selection process or in the ongoing management of any of our suppliers could result in disruptions to our business. This is further compounded by restrictions on high-risk vendors from the UK Government’s Telecoms Supply Chain Review and the impact on suppliers caused by Covid-19.

Potential impact

If something goes wrong in our supply chain, the speed and scale of impact can vary. We need to determine the potential damage to customer experience, the likelihood of higher costs and the potential damage to our brand. Selecting the wrong supplier for our requirements or over-dependence on certain suppliers could result in poor commercial terms, leading to a detrimental impact on our strategic, market and competitive position.

If we fail to effectively manage our suppliers and sub-suppliers it could result in business disruption, regulatory fines and/or brand damage, e.g. if suppliers fail to meet key regulatory obligations such as the EU General Data Protection Regulation 2018 (GDPR) or human rights laws and policies. In the case of GDPR, regulatory fines could amount to 4% of our global annual turnover.

Focus areas for 2020/21

In 2020/21, we will be focused on launching a new digital supply chain platform to deliver global standardization in our supplier selection process, assessing digital capabilities to enhance our in-life risk management capability and management of external factors that generate significant supply chain risk including GDPR non-compliance, Brexit, Huawei ban, cyber-risk and, more recently, the Covid-19 pandemic.

Change Management

We are moving into the next phase of our transformation programme, implementing a wide-ranging change programme across the entire organization that will transform our customers’ and colleagues’ experience through the simplification of our products, processes, IT systems and networks.

To be successful in its more ambitious Transformation Agenda, BT needs to adapt the way in which it executes Change Management. Our next phase of transformation requires a new set of capabilities and enablers. In order to stay competitive we must redefine our approach to change management to focus on removing obstacles to improve BT’s efficiency and productivity.

The Covid-19 pandemic has also placed further pressures on our transformation programme (e.g., resource availability and remote working) and the management of our business.

Potential impact

If we fail to realise the benefits of our transformation and manage the impacts of Covid-19 it could negatively impact customer experience and our operational efficiency, as well as our ability to make future investments.

The impact of Covid-19 is delaying our ability in some parts of the business to immediately realise the benefits of the transformation.

Focus areas for 2020/21

In 2020/21, we will be focused on developing and implementing a transformation delivery governance model, implementing programme management tools and continuing to develop the skills of our colleagues. We will also track the progress of the financial and non-financial measures of the transformation and seek to continue the drive to identify and implement more transformation initiatives across the business. An inability to implement these programmes will impact our ability to successfully deliver operational improvements to our business.

Major Contracts

We have a number of complex and high-value national and multinational customer contracts. The revenue and profitability of these contracts are affected by factors including variation in our costs of performing the contracts; achieving cost savings anticipated in contract pricing (both in terms of scale and time); delays in achieving agreed milestones owing to factors either in or outside of our control; changes in customers’ needs, their budgets, strategies or businesses; and our suppliers’ performance. Any of these factors could make a contract less profitable or even loss-making.

The degree of risk varies with the scope and life of the contract and is typically higher in the early stages. Some customer contracts need investment in the early stages, which we then expect to recover over the life of the contract.

Major contracts often involve implementing new systems and communications networks, transforming legacy networks, managing customer networks and developing new technologies. Delays or missed milestones might have an impact on us recovering these upfront costs. There’s a substantial performance risk throughout the term of some of these highly complex contracts.

Covid-19 related challenges, including colleague absenteeism, supplier disruption and changing customer demands, may also impact our ability to deliver on all aspects of our major contracts.

Potential impact

If we don’t manage to meet our commitments under these contracts – or if we fail to respond to changes in our customers’ needs, budgets, strategies or businesses – then our expected future revenue, profitability and cash generation may go down. Unexpectedly high costs associated with fulfilling particular transformational contracts could also hit profitability. Our brand and reputation may be damaged by service failures, particularly those associated with critical infrastructure contracts and security and data protection services.

Covid-19 could inhibit our ability to meet our contract delivery timescales and service levels. Additionally, our customers may experience shrinkage, consolidation or failure as a result of the Covid-19 pandemic, which could negatively impact on our profits.

One of our highest profile contracts is providing a key element of the UK Emergency Services Network (ESN) on our EE mobile network. The complexities described above all apply to this programme. This service is delivered with several partners and managed by the UK Home Office. Furthermore, the criticality of this service increases our risk exposure, and given the network provides emergency services communications for the UK, any in-life network performance issues could have reputational consequences for BT.

We’re continuing to deliver contracts with UK local authorities through regional fibre deployment programmes, including the Building Digital UK programme. As with our other major contracts, if we fail to deliver these contracts successfully it might lead to reduced future revenue, profitability and cash generation. As well as carrying a higher reputational risk, these contracts present specific risks around deployment, delivery and our ability to recover public funding. We also have an obligation to potentially either reinvest or repay grant funding depending on lots of different factors, including how many customers take up a new service.

Focus areas for 2020/21

In 2020/21, we will aim to adopt a clear approach to understanding the impact of the Covid-19 pandemic and implement effective strategies to manage them and recover any impacted contracts, develop skills across the contract management teams to better identify and manage risk, utilize enhanced contract management tools to further support front-line contract managers and deploy Artificial Intelligence (AI) capability to enhance the analysis of contractual risks and obligations. Covid-19 presents additional challenges, e.g. the availability of our colleagues, services provided by our supply chain and changing customer demands.

Customer Experience

There is a risk that our customer experience (e.g. products and services, culture, brand, processes, leadership, technology, colleagues and policies) may not be brand enhancing nor drive sustainable profitable revenue growth.

Potential impact

If we fail to transform effectively it could adversely impact our brand value, colleague pride and advocacy, customer retention, Group revenues and/or regulatory compliance and associated financial penalties. Perceptions relating to poor customer experience also have the potential to influence political and regulatory discussions and interventions, which can in turn impact our business.

Focus areas for 2020/21

In 2020/21, we will be focused on maintaining our network performance and customer experience during the Covid-19 pandemic, rapidly rolling out FTTP and 5G networks and continuing the development and launch of innovative propositions. Customer experience may suffer if we are unable to successfully implement these initiatives.

Service Interruption

Our commercial success is firmly rooted in our reputation for the resilience of our network and services. There is a risk we are unable to protect the customer experience through the continuity of end-to-end customer services including network connectivity, network performance, IT systems and service platforms. This could be caused by failing to prevent or respond to natural perils, pandemics, network and systems faults, malicious acts, supply chain failure, software or infrastructure outages.

Potential impact

The consequences of a major outage could result in regulatory breaches, financial penalties, reduced productivity and potential harm to individuals. Damage to our reputation, especially during the Covid-19 pandemic when the territories in which we operate are so reliant on our connectivity, could impact our ability to retain and grow our customer base. Regulatory sanctions, fines and contract penalties might be applied, contracts might be terminated, and costly concessions might be needed, together with unplanned and rapid improvements to retain business and rebuild trust. We might also miss opportunities to grow revenue and launch new services ahead of the competition.

Focus areas for 2020/21

In 2020/21, we will be focused on addressing several key areas that could result in service interruptions, which include improving our change management processes through strengthening our testing capability and driving greater accountability across third-party changes; initiating projects aimed at mitigating the longer-term risk to our estate posed by climate change and associated extreme weather events; heightening monitoring and service protection measures across all services and platforms in response to Covid-19, with increased call capacity between mobile and fixed lines to handle increased demand; and planning to manage near and longer-term service risks related to a transition from the Covid-19 pandemic lockdown back to a normal trading model.

If we are unsuccessful in managing and improving these processes and programmes our ability to reduce the effects of service interruptions to our business could be impacted.

Colleague Engagement

Our colleagues are central to everything we do and a vital part of our ambition to deliver a great customer experience and sustainable, profitable revenue growth. Our colleague strategy supports this ambition by creating an inclusive and enjoyable workplace so that our colleagues can thrive as part of a dynamic business. Great colleague engagement is necessary to ensure we meet our strategic aims.

Potential impact

We need to transform our business while also continuing to recruit, retain and engage our workforce to deliver a great customer experience and grow the business. A negative reaction to change or poor consultation could result in our colleagues not being sufficiently engaged to enable us to achieve our strategic objectives. This could impact talent retention resulting in a loss of critical skills and increased recruitment costs. Poor engagement could also slow the change agenda and/or lead to industrial unrest and action, which in turn could cause disruption to our operations and the services that we provide to our customers. Further, reduced colleague attendance, engagement and discretionary effort could have an impact on our customer experience if we fail to support their needs during the Covid-19 pandemic.

Focus areas for 2020/21

In 2020/21, we intend to focus on the robustness of the business continuity plans that enable us to adapt at pace to changing circumstances, continuing extensive communication with our colleagues and taking steps to safeguard their wellbeing and investing in direct engagement mechanisms (e.g. our Colleague Board alongside our formal colleague representative structures).

FINANCIAL RISKS

Pensions Risk

We have a large funding obligation to our defined benefit pension schemes.

Our defined benefit pension schemes, in particular the BT Pension Scheme (BTPS) which represents over 97% of our pension obligations, could become more of a financial burden as a result of future low investment returns, changes in inflation expectations, longer life expectancies, a more prudent approach being taken (e.g. if BT’s financial strength is viewed as having worsened) and/or regulatory changes.

The forthcoming review of contributions for the BTPS as at 30 June 2020 and recent market movements following the Covid-19 outbreak have increased the magnitude of this risk.

Potential impact

If the 30 June 2020 valuation outcome leads to an increase in cash contributions to the BTPS, it could reduce our ability to invest in our business and/or pay dividends.

A rise in the BTPS deficit could negatively affect our share price and/or credit rating making it harder and more expensive to access funding.

Focus areas for 2020/21

In 2020/21, we will be agreeing the next triennial valuation of the BTPS, as at June 2020, which will set the contributions we need to make for the next three years. We will also review and prepare a response to relevant consultations, including those on RPI reform and the funding regime for defined benefit pension schemes, intended to support the Pensions Regulator’s aim of being clearer, quicker and tougher.

Financial Risk

We’re exposed to a variety of financial risks, including funding and liquidity risks (including those arising from our underlying business operations) and also financial risks such as interest rate, foreign exchange and counterparty risk. A failure to properly anticipate future tax changes and/or comply with the tax rules of the countries in which we operate could expose us to poor business decisions (e.g. under-pricing contract bids), financial penalties and reputational damage.

Potential impact

Funding and liquidity risk could impact the viability of our business and ability to continue as a going concern, including a downturn in our business operations for unexpected factors such as Covid-19. A deterioration in liquidity could have an adverse impact on the Board’s assessment of going concern, particularly if combined with an inability to refinance maturing debt.

If there is an adverse movement in foreign exchange and interest rates there could be a negative impact on the Group’s profitability, cash flow, and balance sheet. Sensitivity in the income statement and shareholders’ equity arising from interest rate and foreign exchange volatility is shown in note 28 to the consolidated financial statements.

The failure of Treasury counterparties to honour financial obligations could have an adverse impact on the Group’s liquidity (e.g. from the loss of cash deposits) and profitability (e.g. from increased credit losses).

If we fail to comply with tax rules then we could face financial penalties and reputational damage. Beyond compliance, if we don’t adequately reflect the current and future tax consequences in our business decisions, we might make bad decisions resulting in financial loss and potentially financial misstatements, as well as reputational damage.

Focus areas for 2020/21

In 2020/21, we are focused on maintaining sufficient funding and liquidity for our updated annual business plans, especially in light of the uncertainty created by Covid-19, managing any increased volatility in foreign exchange and counterparty risks associated with the end of the transitional Brexit period and Covid-19, and monitoring the development of the OECD’s proposals to update international tax rules to deal with the digitalization of economies. If we are unable to successfully manage the uncertainty resulting from the Covid-19 pandemic it could increase the magnitude of this risk.

COMPLIANCE RISKS

Health, Safety and Wellbeing

Our colleagues are crucial to our business and if they feel safe, healthy and happy they will perform better for our customers and shareholders. Working to reduce the risk of harm to our colleagues helps us comply with health and safety laws wherever we operate.

Many of our colleagues, especially our UK engineers, work for much of the time in community settings where we have limited control over the working environment. Much of the network is carried above ground level and temporary work at height is a material risk for us. All of our colleagues work in a fast-paced and highly competitive sector where change is constant and psychological pressures are significant. Managing physical and psychological hazards is therefore complex.

There is a risk we might fail to look after the health, safety and wellbeing of our colleagues or members of the public, in breach of health and safety laws and regulations.

Potential impact

We work to make sure our colleagues go home safely every day. Any health and safety failure could result in injury to members of the public or our colleagues, financial penalties, disrupted or ceased operations and/or reputational damage.

Failure to maintain the wellbeing of our colleagues could diminish our ability to transform our business or to recruit, retain or engage our workforce to deliver great customer experience and grow the business.

Focus areas for 2020/21

In 2020/21, we will be focused on the rollout of our fall-arrest harness training programme to promote safe working at height, continuing to assess the public perceptions on the UK-wide 5G rollout and ensure compliance with European and industry guidance, and strengthening our assurance and oversight functions. Further, we continue to monitor the potential impact of Covid-19 pandemic on our colleagues, monitoring and complying with global and government public health guidance, assessments and measures. This informs our business continuity planning function. BT’s ability to manage these initiatives will impact on its risk associated with health, safety and wellbeing.

Significant Control Failure

Financial controls, and the assurance that exists over them, play an important part in our ability to prevent and detect inappropriate behaviour and financial errors. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Therefore even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

Potential impact

Failures in our financial control framework could result in financial misstatement, financial loss including a failure to prevent fraud, or key decisions being taken based on incorrect information.

Focus areas for 2020/21

In 2018/19 management undertook a continuous improvement and enhancement programme in relation to its framework of internal control over financial reporting. This programme identified two areas requiring remediation, specifically, IT general controls and risk assessment, which were reported as material weaknesses in 2018/19. While management have made good progress in remediating these material weaknesses during 2019/20, the remediation activity had not fully been completed in the year. Therefore management has concluded that our internal control over financial reporting was not effective as of 31 March 2020 due to the material weaknesses in relation to IT general controls and risk assessment. As a result, management concluded that our disclosure controls and procedures were not effective to provide reasonable assurance that information required to be disclosed by us in the reports that we file or furnish under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the applicable rules and forms. Management has been implementing, and continues to implement, measures designed to ensure that control deficiencies contributing to the remaining material weaknesses in the areas of IT general controls and risk assessment are remediated, and that these controls are designed, implemented, and operating effectively. This will continue to be a focus for 2020/21. The Group will also focus on the ongoing implementation of technology enablers and expanding our use of data analytic procedures.

Privacy and Data Protection

We control and process huge quantities of customer data around the world, so observing data privacy laws is something we take extremely seriously. It’s essential that individuals and businesses can trust us to do the right thing with their data.

We make sure our customers’ data is secure and protected against both internal and external threats (e.g. cyber-attacks). Being trusted with our customers’ data goes further than that though. It means preserving the integrity of the personal data we process, and only keeping the things we need to provide customers with the services they’ve signed up for. It also means being transparent around how we use customer data, who we share it with, making sure the way we process personal data is legal, fair and in line with customers’ rights and wishes, and ensuring that we fulfil the legal obligations we have when customers want to exercise their rights under data legislation.

We operate under a stringent reporting regime to tell the UK Information Commissioner’s Office (ICO) if we become aware of a personal data security breach. We must also tell any affected individuals as quickly as possible if the incident is likely to have an impact on them.

An individual’s fundamental right to privacy is reflected in the fact that data privacy laws are in force in more than 100 countries. The nature of those laws varies across different parts of the world. Increasingly we (and other multinationals) have to show that we’re handling personal data in line with a complex web of national data laws and society’s ethical expectations.

As a result of Covid-19 an increased number of our colleagues are currently working from home, which presents additional data security and privacy related risks.

Potential impact

Failing to stick to data protection and privacy laws could result in regulatory enforcement action, significant fines, class-action lawsuits, prison sentences and a regulator telling us to stop processing data.

In addition, we could experience both significant reputational damage and financial losses. Those losses could come from fines and damages if we fail to meet our legal requirements, as well as increased customer churn. Companies who’ve had high profile data incidents have seen a significant impact to their share price and suffered ongoing costs from their non-compliance.

Focus areas for 2020/21

In 2020/21, we will be focused on further developing our operating model to ensure that regulatory requirements and compliance expectations are consistently and appropriately ascertained, communicated and monitored across our business. Further, we will seek to evaluate and enhance systems related to our evolving data processing operations, develop new and targeted training and engagement and further enhance the clarity and consistency around its governance and assurance programmes. Our ability to manage privacy and data protection risk effectively is dependent in part on our ability to successfully implement these initiatives.

Ethical Culture

It’s crucial that we maintain high ethical standards. We respect human rights and we don’t tolerate fraud, bribery, any form of corruption or any illegal or other unethical activity.

We follow local and international law, including anti-corruption and bribery laws. The UK Bribery Act and US Foreign Corrupt Practices Act (FCPA) have extraterritorial reach, so cover our global operations. We also have to make sure we follow trade sanctions and import and export controls. We comply with the Modern Slavery Act and follow international standards on human rights, such as the International Labour Organization’s Principles and the UN Guiding Principles on Business and Human Rights.

We also face the risks associated with inappropriate and unethical behaviour in local and other markets by our colleagues or associates, such as suppliers or agents, which can be difficult to detect. For instance, there is a risk that the prevailing culture in BT leads to the failure to recognize or promptly report wrongdoing by our colleagues or those working for us or on our behalf. This includes a failure to comply with our internal policies and procedures or the laws to which we are subject, such as anti-bribery and corruption, trade sanctions and human rights. Such policies, no matter how well designed and operated, can provide only reasonable assurance of achieving their objectives and there can be no assurance that any design will succeed in achieving its stated goals under all potential conditions, regardless of how remote.

Potential impact

If our colleagues, or associates like suppliers or agents, breach anti-corruption, bribery, sanctions or other legislation there could be significant penalties, criminal prosecution, damage to our reputation and loss of customers and revenue. This could have an impact on future revenue and cash flow depending on the nature of the breach, the legislation concerned and any penalties. If we were accused of corruption, bribery, human rights abuses, violating sanctions regulations or other laws, it could lead to reputational damage with investors, regulators, civil society and customers.

Focus areas for 2020/21

In 2020/21, we will continue to focus on due diligence, monitoring and review activities on higher risk areas and third parties, including agents, resellers and distributors (ARDs), joint ventures and subsidiaries. We will seek to develop a new and targeted approach to Senior Manager training and engagement on ethics and compliance and implement the BT Integrity and Compliance programme (BTIC) to enhance the clarity, consistency and governance around how BT sets and governs policy, and ensuring that our organizational culture is fit for purpose everywhere we operate.

EMERGING RISKS

We face a number of uncertainties that have the potential to be materially significant to our long-term strategy but cannot be fully defined as a specific risk at present and therefore cannot be fully assessed or managed. These emerging risks typically have a long time horizon, such as climate change, technology evolution and long-term geopolitical trends.

Our enhanced risk management framework places greater emphasis on the identification of emerging risks, so that we can proactively monitor them and ensure they inform our strategic planning and resilience activities.

A focus on climate change:

The physical impacts of climate change and the actions taken by governments and society to try and limit global warming to well below 2°C by 2100 may impact our assets in the UK and globally, as well as our ability to source raw materials. As our customers seek to reduce their own emissions, demand for our propositions and services may also change.

We have conducted an analysis of the potential future climate-related impacts on BT; the main threats and opportunities identified are as follows:

Physical impacts

•	the impacts of extreme weather events, in particular of flooding and chronic increases in temperature, on our suppliers, operational assets and vehicle fleet

Policy decisions and low carbon transition risks

•	potential carbon pricing increasing the operating cost of our assets

•	potential policy changes that impact our ability to use our existing vehicle fleet

•	increased costs of sourcing renewable energy due to changes in demand

•	potential policy changes around end-of-life obligations and rights to repair relevant to our propositions

Opportunities

•	The potential to recover and reuse infrastructure and product materials, which can contribute to a low carbon, circular economy

•	Increasing demand for our propositions to support customers to move to a net-zero society

In response, we have pledged to become a net-zero carbon emissions business by 2045. We plan to meet this target through the purchase of 100% renewable electricity, converting our vehicle fleet to ultra-low emissions vehicles and to continue to decarbonize our buildings. We are also considering our global response to physical climate impacts, building on work in the UK to implement flood defences and minimize service disruption.

ITEM 4. INFORMATION ON THE COMPANY

4.A History and development of the company

Background

BT Group plc is a public limited company registered in England and Wales and listed on the London Stock Exchange. It was incorporated in England and Wales on 30 March 2001 as Newgate Telecommunications Limited with the registered number 4190816. Its registered office address is 81 Newgate Street, London EC1A 7AJ and its telephone number is 020 7356 5000 (from within the United Kingdom) and +44 1793 596 931 (from outside the United Kingdom). The company changed its name to BT Group plc on 11 September 2001. The principal laws and legislation under which BT Group plc operates is the Companies Act 2006, as amended, and regulations made under it.

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

The information set forth under the headings:

•	“About BT” on page 6;

•	“Our customer-facing units” on page 7;

•	“Our corporate units” on page 7;

•	“Group performance — Capital expenditure” on page 46; and

•	“General information — Capital management and funding policy” on page 114 of the Annual Report 2020 is incorporated herein by reference.

4.B Business overview

The information set forth under the headings:

•	“A message from our Chairman” on page 2;

•	“A message from our Chief Executive” on page 4;

•	“About BT” on page 6;

•	“Our customer-facing units” on page 7;

•	“Our corporate units” on page 7;

•	“Customers and markets” on page 10;

•	“Regulatory update” on page 12;

•	“Our business model” on page 14;

•	“Our strategy” on page 16;

•	“Strategic progress” on page 18;

•	“Our stakeholders” on page 24;

•	“Culture and colleagues” on page 30;

•	“Introducing the Colleague Board” on page 32;

•	“Section 172 Statement” on page 34;

•	“Key strategic decisions” on page 34;

•	“Digital impact and sustainability” on page 36;

•	“Our performance as a sustainable and responsible business” on page 42;

•	“A letter from the Chair of Openreach” on page 51;

•	“Consolidated financial statements — Notes to the consolidated financial statements — Segment information” on page 133;

•	“Consolidated financial statements — Notes to the consolidated financial statements — Operating costs” on page 141; and

•	“Cautionary statement regarding forward-looking statements” on page 208 of the Annual Report 2020 is incorporated herein by reference.

Further note on certain activities

In addition, under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012, which added Section 13(r) to the Securities Exchange Act of 1934, we are required to disclose whether BT or any of its affiliates knowingly engaged in certain activities, transactions or dealings relating to Iran or certain designated individuals or entities. Disclosure is required even when the activities were conducted outside the US by non-US entities and even when they were conducted in compliance with applicable law.

During 2019/20, certain of the group’s non-US subsidiaries or other non-US entities conducted limited activities in, or with persons from, certain countries identified by the US Department of State as State Sponsors of Terrorism or otherwise subject to US sanctions. These activities, which generally relate to the provision of communications services to embassies and diplomatic missions of US-allied governments, other Communication Providers, news organisations, multinational corporations and other customers that require global communications connectivity, are insignificant to the group’s financial condition and results of operations.

BT has a contract in place with Telecommunication Infrastructure Company (TIC), to make and receive voice calls from Iran to the UK. No payments have been released to TIC during 2019/20.

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

BT’s subsidiary, EE (the acquisition of which was completed on 29 January 2016), has in place roaming partner agreements with Mobile Company of Iran (MCI), and Taliya Company (also known as Rafsanjan Industrial Complex). These bilateral agreements allow the transmission of mobile calls and SMS as well as the usage of mobile data services. There has been no traffic with Taliya in 2019/20. The value of the gross revenue to EE under these contracts is less than £25,000, although no payments have been made or received in 2019/20.

4.C Organizational structure

The information set forth under the headings:

•	“About BT” on page 6;

•	“Our customer-facing units” on page 7;

•	“Our corporate units” on page 7;

•	“Executive Committee” on page 8;

•	“Our business model” on page 14; and

•	“Related undertakings” on page 197

of the Annual Report 2020 is incorporated herein by reference.

4.D Property, plants and equipment

The information set forth under the headings:

•	“Networks and physical assets” on page 15;

•	“Strategic progress – Creating a simplified, lean and agile business” on page 22;

•	“Consolidated financial statements — Notes to the consolidated financial statements — Property, plant and equipment” on page 152;

•	“Summary group balance sheet” on page 206; and

•	“Summary group income statement” on page 207

of the Annual Report 2020 is incorporated herein by reference.

ITEM 4A. UNRESOLVED STAFF COMMENTS

As far as the Company is aware, there are no unresolved written comments from the SEC staff regarding its periodic reports under the Exchange Act received more than 180 days before March 31, 2020.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

5.A Operating results

The information set forth under the headings:

•	“Our customer-facing units” on page 7;

•	“Our corporate units” on page 7;

•	“Regulatory update” on page 12;

•	“Our strategy” on page 16;

•	“Strategic progress” on page 18;

•	“Our stakeholders” on page 24;

•	“Culture and colleagues” on page 30;

•	“Section 172 Statement” on page 34;

•	“Key strategic decisions” on page 34;

•	“Digital impact and sustainability” on page 36;

•	“Our key performance indicators” on page 40;

•	“Our performance as a sustainable and responsible business” on page 42;

•	“Group performance” on page 43;

•	“A letter from the Chair of Openreach” on page 51;

•	“Alternative performance measures” on page 204; and

•	“Cautionary statement regarding forward-looking statements” on page 208 of the Annual Report 2020 is incorporated herein by reference.

5.B Liquidity and capital resources

The information set forth under the headings:

•	“Group performance” on page 43;

•	“Cautionary statement regarding forward-looking statements” on page 208;

•	“Consolidated financial statements — Notes to the consolidated financial statements — Loans and other borrowings” on page 177;

•	“Consolidated financial statements — Notes to the consolidated financial statements — Financial instruments and risk management” on page 181; and

•	“Consolidated financial statements — Notes to the consolidated financial statements — Financial commitments and contingent liabilities” on page 191 of the Annual Report 2020 is incorporated herein by reference.

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

And because 5G will be based on virtualised infrastructures, we are carrying out a broad spectrum of research initiatives looking at programmable networking and software-defined networks (SDN), disaggregation, open architectures and how they can empower our customers.

AI, Big Data

Our aim is to help the company become more efficient in the way we use data and information to manage our business and deliver products and services to our customers. We want to better understand how best to store, harvest and rapidly analyse data in order to transform the way we manage our networks and services. Using analytics and data science, we are also exploring how artificial intelligence (AI) technologies can make our operations and service smarter such as predicting future trends.

Cybersecurity

In cybersecurity we are investing in research and development to create robust solutions that secure our networks and services for customers.

The research we do is focused on three main areas with the first of these being prevention, working on building systems and virtual environments like cloud or IoT networks that are intrinsically very hard to break into.

Another key area is detection, where AI, machine learning and big data analysis can help us to create sophisticated network ‘alarm systems’ that find anomalies in large data sets for investigation.

Finally we are researching augmentation, using interactive AI and data visualisation to support expert users in rapidly assessing and responding to threats. Innovations like automatic system patching or disruptive technologies like blockchain can help speed up response times to help reduce or eliminate threats – and we’re exploring both.

Connected Entertainment

We want to make sure our customers get the best viewing experience regardless of location, the network they are using or however they choose to watch that content. That’s why, right now we are exploring areas such as low latency streaming, converged content delivery architectures and 5G network slicing. These are the technologies that will pave the way for true, near real-time multi-screen viewing experiences. We are also carrying out research into immersive and personalised content experiences, working closely with BT Sport.

This year we spent £662m (2018/19: £643m) on research and development. We have a portfolio of more than 5,104 patents and applications, with 103 filed in 2019/20.

The information set forth under the headings:

•

“Consolidated financial statements — Notes to the consolidated financial statements — Significant accounting policies that apply to the overall financial statements — Research and development” on page 133; and

• “Consolidated financial statements — Notes to the consolidated financial statements — Operating costs” on page 141 of the Annual Report 2020 is incorporated herein by reference.

5.D Trend information

The information set forth under the headings:

•	“Group performance” on page 43;

•	“Summary group balance sheet” on page 206;

•	“Summary group income statement” on page 207; and

•	“Cautionary statement regarding forward-looking statements” on page 208 of the Annual Report 2020 is incorporated herein by reference.

5.E Off-balance sheet arrangements

The information set forth under the heading “General information — Off-balance sheet arrangements” on page 115 of the Annual Report 2020 is incorporated herein by reference.

5.F Tabular disclosure of contractual obligations

The information set forth under the heading “Group performance — Contractual obligations and commitments” on page 48 of the Annual Report 2020 is incorporated herein by reference.

5.G Safe harbor

The information set forth under the heading “Cautionary statement regarding forward-looking statements” on page 208 of the Annual Report 2020 is incorporated herein by reference.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A Directors and senior management

The information set forth under the headings:

•	“Board of Directors” on page 68; and

•	“Board Leadership” on page 70

of the Annual Report 2020 is incorporated herein by reference.

6.B Compensation

The information set forth under the headings:

•	“Report on directors’ remuneration – Committee chair’s letter” on page 84;

•	“Focus on remuneration” on page 88;

•	“Remuneration Policy” on page 90;

•	“Annual remuneration report” on page 98;

•	“Remuneration in context” on page 108;

•	“Consolidated financial statements — Notes to the consolidated financial statements — Retirement benefit plans” on page 161; and

•	“Consolidated financial statements — Notes to the consolidated financial statements — Share-based payments” on page 173 of the Annual Report 2020 is incorporated herein by reference.

6.C Board practices

The information set forth under the headings:

•	“Chairman’s governance letter” on page 66;

•	“Our governance framework” on page 67;

•	“Board of Directors” on page 68;

•	“Board Leadership” on page 70;

•	“Nominations Committee Chair’s report” on page 76;

•	“Audit & Risk Committee Chair’s report” on page 78;

•	“BT Compliance Committee Chair’s report” on page 82;

•	“Digital Impact & Sustainability Committee Chair’s report” on page 83;

•	“Report on directors’ remuneration – Committee chair’s letter” on page 84;

•	“Focus on remuneration” on page 88;

•	“Remuneration Policy” on page 90;

•	“Annual remuneration report” on page 98;

•	“Remuneration in context” on page 108

of the Annual Report 2020 is incorporated herein by reference.

6.D Employees

The information set forth under the headings:

•	“Colleagues” on page 25; and

•	“Consolidated financial statements — Notes to the consolidated financial statements — Employees” on page 142 of the Annual Report 2020 is incorporated herein by reference.

6.E Share ownership

The information set forth under the headings:

•	“Report on directors’ remuneration – Committee chair’s letter” on page 84;

•	“Focus on remuneration” on page 88;

•	“Remuneration Policy” on page 90;

•	“Annual remuneration report” on page 98;

•	“Remuneration in context” on page 108; and

•	“Consolidated financial statements — Notes to the consolidated financial statements — Share-based payments” on page 173 of the Annual Report 2020 is incorporated herein by reference.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A Major shareholders

The information set forth under the heading:

•	“Shareholders” on page 27; and

•	“Substantial shareholdings” on page 116

of the Annual Report 2020 is incorporated herein by reference.

Analysis of shareholdings at 31 March 2020

	Number of holdings	Percentage of total %	Ordinary shares of 5p each
Range			Number of shares held millions	Percentage of total %
1 – 399	281,535	39.85	59,166,792	0.59
400 – 799	182,937	25.89	101,539,562	1.02
800 – 1,599	130,292	18.44	146,878,127	1.47
1,600 – 9,999	105,827	14.98	334,089,671	3.35
10,000 – 99,999	4,833	0.68	88,724,100	0.89
100,000 – 999,999	612	0.09	227,284,520	2.28
1,000,000 – 4,999,999	292	0.04	677,926,977	6.81
5,000,000 and above[a,b,c]	197	0.03	8,332,517,932	83.59

Total[d]	706,525	100.00	9,968,127,681	100.00

[a]	7,255,789 shares were held in trust by Ilford Trustees (Jersey) Limited for allocation to employees under the employee share plans.

[b]

Under the BT Group Employee Share Investment Plan, 67.6m shares were held in trust on behalf of 38,174 participants who were beneficially entitled to the shares. 380,133,255 shares were held in the corporate nominee BT Group EasyShare on behalf of 88,391 beneficial owners.

[c]	85.9m shares were held as treasury shares.
[d]	6.98% of the shares were in 699,094 individual holdings, of which 43,040 were joint holdings, and 93.02% of the shares were in 7,431 institutional holdings.

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

At 7 May 2020, there were 9,968,127,681 ordinary shares outstanding, including 85,921,056 shares held as treasury shares.

At 31 March 2020, there were 3,365 shareholders with a US address on the register of shareholders who in total hold 0.03% of the ordinary shares of the company.

7.B Related party transactions

The information set forth under the headings:

•	“Directors’ information — Interest of management in certain transactions” on page 111; and

•	“Consolidated financial statements — Notes to the consolidated financial statements — Related party transactions” on page 190 of the Annual Report 2020 is incorporated herein by reference.

7.C Interests of experts and counsel

Not applicable

ITEM 8. FINANCIAL INFORMATION

8.A Consolidated statements and other financial information

See Item 18 below.

In addition, the information set forth under the headings:

•	“General information — Legal proceedings” on page 115; and

•	“Group performance — Dividends” on page 44;

of the Annual Report 2020 is incorporated herein by reference.

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

A final dividend in respect of the year ended 31 March 2019 was paid on 9 September 2019 to shareholders on the register on 9 August 2019, and an interim dividend in respect of the year ended 31 March 2020 was paid on 3 February 2020 to shareholders on the register on 27 December 2019. The final dividend for 2019/20 is suspended, as are all dividends for 2020/21, to create capacity for value-enhancing investments and managing confidently through the Covid-19 crisis.

The dividends paid or payable on BT shares for the last five financial years are shown in the following table. The dividends on the ordinary shares exclude the associated tax credit.

	Per ordinary share
Financial years ended 31 March	Interim pence	Final pence	Total pence
2016	4.40	9.60	14.00
2017	4.85	10.55	15.40
2018	4.85	10.55	15.40
2019	4.62	10.78	15.40
2020	4.62	nil	4.62

Dividend investment plan

Under the Dividend investment plan, cash from participants’ dividends is used to buy further BT shares in the market. Shareholders could elect to receive additional shares in lieu of a cash dividend for the following dividends:

	Date paid	Price per share pence
2014/15 interim	9 February 2015	436.92
2014/15 final	7 September 2015	428.17
2015/16 interim	8 February 2016	469.41
2015/16 final	5 September 2016	394.44
2016/17 interim	6 February 2017	309.41
2016/17 final	4 September 2017	291.07
2017/18 interim	5 February 2018	248.73
2017/18 final	3 September 2018	222.31
2018/19 interim	4 February 2019	231.16
2018/19 final	9 September 2019	168.18
2019/20 interim	3 February 2020	164.27

8.B Significant changes

The information set forth under the heading “Directors’ information — Going concern” on page 110 of the Annual Report 2020 is incorporated herein by reference.

Since the date of the annual consolidated financial statements included in this Form 20-F, which are dated May 6, 2020, no significant change has occurred.

ITEM 9. THE OFFER AND LISTING

9A. Offer and listing details

BT Group’s ordinary shares are listed on the London Stock Exchange and trade under the symbol ‘BT.A’.

Until September 2019, BT Group had American Depositary Shares (ADSs), issued by JPMorgan Chase & Co, as Depositary for the American Depositary Receipts (ADRs) evidencing the ADSs, and listed on the New York Stock Exchange.

On September 3, 2019, the Company filed a Form 25 with respect to the delisting of its ADSs from the New York Stock Exchange. The delisting became effective on September 13, 2019, and the American Depositary Receipt programme was terminated on September 23, 2019.

9B. Plan of distribution

Not applicable

9C. Markets

See Item 9.A above

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

10C. Material contracts

The information set forth under the heading “Material contracts” on page 208 of the Annual Report 2020 is incorporated herein by reference.

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

10E. Taxation

Taxation (US Holders)

This is a summary only of the principal US federal income tax and UK tax consequences of the ownership and disposition of ordinary shares by US Holders (as defined below) who hold their ordinary shares as capital assets. It does not address all aspects of US federal income taxation and does not address aspects that may be relevant to persons who are subject to special provisions of US federal income tax law, including: US expatriates; insurance companies; tax-exempt organisations; banks; regulated investment companies; financial institutions; securities broker-dealers; traders in securities who elect a mark-to-market method of accounting; persons subject to alternative minimum tax; investors that directly, indirectly or by attribution own 10% or more of the total combined voting power or total value of share capital of BT; persons holding their ordinary shares as part of a straddle, hedging transaction or conversion transaction; persons who acquired their ordinary shares pursuant to the exercise of options or otherwise as compensation; or persons whose functional currency is not the US Dollar, amongst others. Those holders may be subject to US federal income tax consequences different from those set forth below. This summary does not address US federal taxes other than the income tax (such as estate or gift taxes) or US state and local taxes.

For the purposes of this summary, a US Holder is a beneficial owner of ordinary shares that, for US federal income tax purposes, is: a citizen or individual resident of the United States; a corporation (or other entity taxable as a corporation for US federal income tax purposes) created or organised in or under the laws of the United States or any political subdivision thereof; an estate the income of which is subject to US federal income taxation regardless of its sources; or a trust if a US court can exercise primary supervision over the administration of the trust and one or more US persons are authorised to control all substantial decisions of the trust. If a partnership holds ordinary shares, the US tax treatment of a partner generally will depend upon the status of the partner and the activities of the partnership. A partner in a partnership that holds ordinary shares is urged to consult its own tax adviser regarding the specific tax consequences of owning and disposing of the ordinary shares.

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

US Holders should consult their own tax advisers as to the applicability of the Convention and the consequences under UK, US federal, state and local, and other laws, of the ownership and disposition of ordinary shares.

Taxation of dividends

Under current UK tax law, BT will not be required to withhold tax at source from dividend payments it makes. Unless a US Holder of ordinary shares is resident for UK tax purposes in the UK or unless a US Holder of ordinary shares carries on a trade, profession or vocation in the UK involving the ordinary shares, the holder should not be liable for UK tax on dividends received in respect of ordinary shares.

For US federal income tax purposes, a distribution will be treated as ordinary dividend income. The amount of the distribution includible in gross income of a US Holder will be the US Dollar value of the distribution calculated by reference to the spot rate in effect on the date the distribution is actually or constructively received by a US Holder of ordinary shares. Foreign currency gain or loss, if any, recognised by the US Holder on a subsequent conversion or other disposition of Sterling generally will be US source ordinary income or loss. Dividends paid by BT to a US Holder will not be eligible for the US dividends received deduction that may otherwise be available to corporate shareholders.

For purposes of calculating the foreign tax credit limitation, dividends paid on the ordinary shares will be treated as income from sources outside the US and generally will constitute ‘passive income’. US Holders who do not elect to claim a credit with respect to any foreign taxes paid in a given taxable year may instead claim a deduction for foreign taxes paid. A deduction does not reduce US federal income tax on a Dollar for Dollar basis like a tax credit. The deduction, however, is not subject to the limitations applicable to foreign credits.

As of 6 April 2016, UK tax credits no longer attach to any dividends paid on the ordinary shares, irrespective of the domicile or residence of the shareholder. No question therefore arises as to the entitlement of any US Holder to any UK tax credit.

Certain US Holders (including individuals) are eligible for reduced rates of US federal income tax (currently at a maximum of 20%) in respect of qualified dividend income. There could also be a 3.8% net investment income tax on dividends to individuals and other non-corporate holders with income above a certain amount. For these purposes, qualified dividend income generally includes dividends paid by a non-US corporation if, among other things, the US Holders meet certain minimum holding periods and the non-US corporation satisfies certain requirements, including that either (i) the shares with respect to which the dividend has been paid are readily tradable on an established securities market in the US, or (ii) the non-US corporation is eligible for the benefits of a comprehensive US income tax treaty (such as the Convention) which provides for the exchange of information. BT currently believes that dividends paid with respect to its ordinary shares should constitute qualified dividend income for US federal income tax purposes. Each individual US Holder of ordinary shares is urged to consult his or her own tax adviser regarding the availability to him or her of the reduced dividend tax rate in light of his or her own particular situation and regarding the computations of his or her foreign tax credit limitation with respect to any qualified dividend income paid by BT to him, as applicable.

Taxation of capital gains

Unless a US Holder of ordinary shares is resident for UK tax purposes in the UK or unless a US Holder of ordinary shares carries on a trade, profession, or vocation in the UK through a branch, agency, or, in the case of a company, a permanent establishment in the UK, and the ordinary shares have been used, held, or acquired for the purposes of that trade, profession or vocation, the holder should not be liable for UK tax on capital gains on a disposal of ordinary shares.

A US Holder who is an individual and who has been resident for tax purposes in the UK but who ceases to be so resident or becomes treated as resident outside the UK for the purposes of any double tax treaty (Treaty non-resident) for a period of five years or less and who disposes of his or her ordinary shares during that period may also be liable on his or her return to the UK to UK tax on capital gains, subject to any available exemption or relief, even though he or she is not resident in the UK or is Treaty non-resident at the time of disposal.

For US federal income tax purposes, a US Holder generally will recognise capital gain or loss on the sale, exchange or other disposition of ordinary shares in an amount equal to the difference between the US Dollar value of the amount realised on the disposition and the US Holder’s adjusted tax basis (determined in US Dollars) in the ordinary shares. Such gain or loss generally will be US source gain or loss, and will be treated as long-term capital gain or loss if the ordinary shares have been held for more than one year at the time of disposition. Long-term capital gains recognised by an individual US Holder generally are subject to US federal income tax at preferential rates. The deductibility of capital losses is subject to significant limitations. Non-corporate US Holders may also be subject to a 3.8% tax on net investment income in respect of any gains.

A US Holder’s tax basis in an ordinary share will generally be its US Dollar cost. The US Dollar cost of an ordinary share purchased with foreign currency will generally be the US Dollar value of the purchase price on the date of purchase, or the settlement date for the purchase, in the case of ordinary shares traded on an established securities market, as defined in the applicable Treasury Regulations, that are purchased by a cash basis US Holder (or an accrual basis US Holder that so elects). Such an election by an accrual basis US Holder must be applied consistently from year to year and cannot be revoked without the consent of the IRS. The amount realised on a sale or other disposition of ordinary shares for an amount in foreign currency will be the US Dollar value of this amount on the date of sale or disposition. On the settlement date, the US Holder will recognise US source foreign currency gain or loss (taxable as ordinary income or loss) equal to the difference (if any) between the US Dollar value of the amount received based on the exchange rates in effect on the date of sale or other disposition and the settlement date. However, in the case of ordinary shares traded on an established securities market that are sold by a cash basis US Holder (or an accrual basis US Holder that so elects), the amount realised will be based on the exchange rate in effect on the settlement date for the sale, and no exchange gain or loss will be recognised at that time.

Passive foreign investment company status

A non-US corporation will be classified as a passive foreign investment company (a PFIC) for US federal income tax purposes for any taxable year if at least 75% of its gross income consists of passive income or at least 50% of the average value of its assets consist of assets that produce, or are held for the production of, passive income.

BT currently believes that it did not qualify as a PFIC for the tax year ended 31 March 2020. If BT were to become a PFIC for any tax year, US Holders would suffer adverse tax consequences. These consequences may include having gains realised on the disposition of ordinary shares treated as ordinary income rather than capital gains and being subject to punitive interest charges on certain dividends and on the proceeds of the sale or other disposition of the ordinary shares. Furthermore, dividends paid by BT would not be ‘qualified dividend income’ which may be eligible for reduced rates of taxation as described above. US Holders should consult their own tax advisers regarding the potential application of the PFIC rules to BT.

US information reporting and backup withholding

Dividends paid on and proceeds received from the sale, exchange or other disposition of ordinary shares may be subject to information reporting to the IRS and backup withholding. Certain exempt recipients (such as corporations) are not subject to these information reporting requirements. In addition, non-corporate US Holders may be required to report their investment on a Form 8938. Backup withholding will not apply, however, to a US Holder who provides a correct taxpayer identification number and makes any other required certification or who is otherwise exempt. Persons that are US persons for US federal income tax purposes who are required to establish their exempt status generally must furnish IRS Form W-9 (Request for Taxpayer Identification Number and Certification). Holders that are not US persons for US federal income tax purposes generally will not be subject to US information reporting or backup withholding.

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

A transfer of an ordinary share to, or to a nominee for, a person whose business is or includes the provision of clearance services or to, or to a nominee or agent of, a person whose business is or includes issuing depositary receipts may give rise to a charge to stamp duty or SDRT of 1.5% of the amount of the consideration provided rounded up (in the case of stamp duty) to the nearest £5. HMRC accept that this charge is in breach of EU law so far as it applies to transfers that are an integral part of a share issue, and it was confirmed in the Autumn 2017 Budget that the Government intends to continue this approach following Brexit. HMRC’s published view is that the 1.5% SDRT or stamp duty charge continues to apply to other transfers of shares into a clearance service or depositary receipt arrangement, although this has been disputed. Further litigation indicates that certain transfers of legal title to clearance services in connection with listing, but not integral to a new issue, are also not chargeable. In view of the continuing uncertainty, specific professional advice should be sought before incurring a 1.5% SDRT or stamp duty charge in any circumstances.

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

A lifetime gift or a transfer on death of ordinary shares by an individual holder, who is US domiciled (for the purposes of the UK/US Estate and Gift Tax Convention) and who is not a UK national (as defined in the Convention) will not generally be subject to UK inheritance tax if the gift is subject to US federal gift or US estate tax unless the tax is not paid (otherwise than as a result of a specific exemption, deduction, exclusion, credit or allowance).

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

These reports may be accessed via the SEC’s website at sec.gov

10I. Subsidiary information

Not applicable

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The information set forth under the heading “Consolidated financial statements — Notes to the consolidated financial statements — Financial instruments and risk management” on page 181 of the Annual Report 2020 is incorporated herein by reference.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

12.A Debt securities

Not applicable

12.B Warrants and rights

Not applicable

12.C Other securities

Not applicable

12.D American Depositary Shares

On September 3, 2019, the Company filed a Form 25 with respect to the delisting of its American Depositary Shares from the New York Stock Exchange. The delisting became effective on September 13, 2019, and the American Depositary Receipt programme was terminated on September 23, 2019.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable

ITEM 15. CONTROLS AND PROCEDURES

(a) Disclosure controls and procedures

The information set forth under the headings:

•	“Directors’ Information” on page 110; and

•	“General Information” on page 112

of the Annual Report 2020 is incorporated herein by reference.

(b) Management’s annual report on internal control over financial reporting

The information set forth under the heading “General Information – Controls and procedures – Management’s report on internal control over financial reporting as of 31 March 2020” on page 112 of the Annual Report 2020 is incorporated herein by reference.

(c) Attestation report of the registered public accounting firm

The information set forth under the headings:

•	“General information – Controls and procedures – Audit of the effectiveness of internal control over financial reporting” on page 113; and

•	“Report of Independent Registered Public Accounting Firm” on page 121 of the Annual Report 2020 is incorporated herein by reference.

(d) Changes in internal control over financial reporting

The information set forth under the headings:

•	“General Information – Controls and procedures – Changes in internal control over financial reporting” on page 113;

•	“General Information – Controls and procedures – Progress in remediating material weaknesses reported in 2018/19” on page 113; and

•	“General Information – Controls and procedures – Ongoing remediation of the material weaknesses in IT general controls and risk assessment” on page 113 of the Annual Report 2020 is incorporated herein by reference.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

The information set forth under the heading “General Information — US Regulation — US Sarbanes-Oxley Act of 2002” on page 112 of the Annual Report 2020 is incorporated herein by reference.

ITEM 16B. CODE OF ETHICS

The information set forth under the heading “General Information — US Regulation — US Sarbanes-Oxley Act of 2002” on page 112 of the Annual Report 2020 is incorporated herein by reference.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

16C.(a) Audit Fees

The information set forth:

•

in the table under the heading “Audit services” in “Consolidated financial statements — Notes to the consolidated financial statements — Audit, audit related and other non-audit services” on page 142; and

•

• in the paragraph beginning “The BT Pension Scheme is an associated pension fund…” and the table following that paragraph in “Consolidated financial statements — Notes to the consolidated financial statements — Audit, audit related and other non-audit services” on page 142

•	of the Annual Report 2020 is incorporated herein by reference.

16C.(b) Audit-Related Fees

The information set forth in the table under the heading “Audit related assurance services” in “Consolidated financial statements — Notes to the consolidated financial statements — Audit, audit related and other non-audit services” on page 142 of the Annual Report 2020 is incorporated herein by reference.

16C.(c) Tax Fees

The information set forth in the table under the headings “Other non-audit services — Taxation compliance services” and “Other non-audit services — Taxation advisory services” in “Consolidated financial statements — Notes to the consolidated financial statements — Audit, audit related and other non-audit services” on page 142 of the Annual Report 2020 is incorporated herein by reference.

16C.(d) All Other Fees

The information set forth in the table under the headings “Other non-audit services — All other assurance services” and “Other non-audit services — All other services” in “Consolidated financial statements — Notes to the consolidated financial statements — Audit, audit related and other non-audit services” on page 142 of the Annual Report 2020 is incorporated herein by reference.

16C.(e)

The information set forth under the headings:

•	“Reports of the Board committees — Audit & Risk Committee Chair’s report” on page 78; and

•	“Consolidated financial statements — Notes to the consolidated financial statements — Audit, audit related and other non-audit services” on page 142 of the Annual Report 2020 is incorporated herein by reference.

16C.(f)

Not applicable

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Share buyback

Calendar month	Total number of shares purchased	Average price paid per share (pence- net of dealing costs)	Total number of shares purchased as part of publicly announced plans or programmes	Maximum number of shares yet to be purchased under the AGM authority[a]
April 2019	nil	nil	nil	941,326,818
May	nil	nil	nil	941,326,818
June	40,743,570	1.964	40,743,570	900,583,248
July	nil	nil	nil	900,583,248
August	nil	nil	nil	900,583,248
September	nil	nil	nil	900,583,248
October	nil	nil	nil	900,583,248
November	nil	nil	nil	900,583,248
December	nil	nil	nil	900,583,248
January 2020	nil	nil	nil	900,583,248
February	nil	nil	nil	900,583,248
March	nil	nil	nil	900,583,248

				900,583,248

[a]	Authority was given to purchase up to 992m shares on 11 July 2018 and 992m shares on 10 July 2019. These authorities expire at the close of the following AGM.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable

ITEM 16G.	CORPORATE GOVERNANCE

Not applicable

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable

PART III

ITEM 17. FINANCIAL STATEMENTS

Not applicable

ITEM 18. FINANCIAL STATEMENTS

The information set forth under the headings:

•	“Report of Independent Registered Public Accounting Firm” on page 118;

•	“Report of Independent Registered Public Accounting Firm” on page 121; and

•	“Financial statements” on page 117

of the Annual Report 2020 is incorporated herein by reference.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of BT Group plc

Opinion on the Financial Statements

We have audited the accompanying group balance sheet of BT Group plc and its subsidiaries (the “Company”) as of 31 March 2018, and the related group income statements, comprehensive income, changes in equity and cash flows for the year ended 31 March 2018, including the related notes (collectively referred to as the “financial statements”), before the effects of the adjustments noted in the paragraph below. In our opinion, the financial statements, before the effects of the adjustments noted in the paragraph below, present fairly, in all material respects, the financial position of the Company as of 31 March 2018, and the results of its operations and its cash flows for the year ended 31 March 2018 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board and International Financial Reporting Standards as adopted by the European Union (the 2018 financial statements before the effects of the adjustments noted in the paragraph below are not presented herein).

We were not engaged to audit, review, or apply any procedures to the adjustments in relation to the following:

•

retrospectively apply the transfer of the Northern Ireland Networks business between reportable segments, as described in Notes 1, 4, and 7, and retrospectively apply the reclassification of internal revenue generated by the Ventures business within the Enterprise segment, as described in Notes 1 and 4;

•	retrospectively apply the transfer of the ESN contract from the Consumer to the Enterprise reportable segments, as described in Notes 1 and 4;

•	retrospectively apply the reclassification of operating costs and depreciation and amortization from the Openreach and Other segments to all other segments, as described in Notes 1 and 4; and

•	retrospectively apply the re-presentation of other operating costs as described in Note 6, and the presentation of amounts related to items designated as hedging instruments in Note 28.

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

/s/ PricewaterhouseCoopers LLP

London, United Kingdom

9 May 2018, except for the effects of the restatement of previously issued financial statements for IAS 19 accounting valuation of retirement benefit obligations discussed in Note 1 to the financial statements (not presented herein), as to which the date is 19 September 2018.

We served as the Company’s auditor from 1984 to 2018.

ITEM 19. EXHIBITS

The following exhibits are filed as part of this annual report:

1.1	Articles of Association of the Company, incorporated by reference to Exhibit 1.1 to the Company’s Annual Report on Form 20-F dated May 19, 2016

4.1	Service contract appointing Philip Jansen as Chief Executive, dated 24 October 2018, incorporated by reference to Exhibit 4.1 to the Company’s Annual Report on Form 20-F dated May 23, 2019

4.2	Letter of appointment of Matthew Key as a non-executive director, dated 24 October 2018, incorporated by reference to Exhibit 4.2 to the Company’s Annual Report on Form 20-F dated May 23, 2019

4.3	Letter of appointment of Allison Kirkby as a non-executive director, dated 12 February 2019, incorporated by reference to Exhibit 4.3 to the Company’s Annual Report on Form 20-F dated May 23, 2019

4.4	Extension letter of Iain Conn as a non-executive director, dated March 25, 2020

4.5	Extension letter of Isabel Hudson as a non-executive director, dated March 25, 2020

4.6	Extension letter of Mike Inglis as a non-executive director, dated March 25, 2020

4.7	Extension letter of Matthew Key as a non-executive director, dated March 25, 2020

4.8	Extension letter of Allison Kirkby as a non-executive director, dated March 25, 2020

4.9	Extension letter of Leena Nair as a non-executive director, dated March 25, 2020

4.10	Extension letter of Nick Rose as a non-executive director, dated March 25, 2020

4.11	Letter of appointment of Sir Ian Cheshire as a non-executive director, dated March 15, 2020

4.12	Letter of appointment of Sara Weller CBE as a non-executive director, dated March 15, 2020, with effect from immediately before the 2020 annual general meeting on or around July 16, 2020

4.13	Letter of appointment of Adel Al-Saleh as a non-executive director, dated May 1, 2020, with effect from May 15, 2020

4.14	BT Group plc Deferred Bonus Plan

4.15	BT Group plc Restricted Share Plan

8.1	Significant subsidiaries as of March 31, 2020, see “Related undertakings” on page 197 of the Annual Report 2020 included as Exhibit 15.2

12.1	Section 302 certification of Chief Executive

12.2	Section 302 certification of Chief Financial Officer

13.1	Section 906 certification

15.1	Consent of KPMG LLP, independent registered public accounting firm

15.2*	Annual Report 2020

15.3	Consent of PricewaterhouseCoopers LLP, independent registered public accounting firm

101	The following materials from this Form 20-F formatted in XBRL (eXtensible Business Reporting Language): (i) the Group income statement, (ii) the Group statement of comprehensive income, (iii) the Group balance sheet, (iv) the Group statement of changes in equity, (v) the Group cash flow statement and (vi) the Notes to the consolidated financial statements.

*

Certain of the information included within Exhibit 15.2, which is provided pursuant to Rule 12b-23(a)(3) of the Securities Exchange Act of 1934, as amended, is incorporated by reference in this Form 20-F, as specified elsewhere in this Form 20-F. With the exception of the items and pages so specified, the Annual Report 2020 is not deemed to be filed as part of this Form 20-F

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

BT Group plc

/s/ Simon Lowth
Name: Simon Lowth Title: Chief Financial Officer

Date: May 21, 2020